                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  -----------
                                  FORM 20-F/A

                                Amendment No. 2


(Mark One)

: Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934; or
[_] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
         For the fiscal year ended _______ ; or
[_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange
   Act of 1934
         For the transition period from _________ to _________
                       Commission file number _________

                    CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
            (Exact name of registrant as specified in its charter)

                               England and Wales
                (Jurisdiction of Incorporation or Organization)

                               The Science Park
                       Melbourn, Cambridgeshire SG8 6JJ
                   (Address of Principal Executive Offices)

       Securities to be registered pursuant to Section 12(b) of the Act:
                                     None

       Securities to be registered pursuant to Section 12(g) of the Act:

                          American Depositary Shares
                               (Title of Class)

       Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            American Depositary Shares: 0 as of September 30, 2000
             Ordinary Shares: 34,770,438 as of September 30, 2000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                      Yes ___  No ___  Not Applicable  X
                                                      ---

Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17  X  Item  18
                                       ---       --

                               TABLE OF CONTENTS

Item                                                                                                           Page
ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.........................................     1

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE.......................................................     2

ITEM 3.        KEY INFORMATION...............................................................................     2

ITEM 4.        INFORMATION ON THE COMPANY....................................................................    16

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................    44

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................    54

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................    70

ITEM 8.        FINANCIAL INFORMATION.........................................................................    72

ITEM 9.        THE LISTING...................................................................................    72

ITEM 10.       OTHER INFORMATION.............................................................................    74

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.....................................    98

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................    98

PART II        THE ITEMS UNDER PART II ARE NOT REQUIRED......................................................    99

PART III       INDEX TO EXHIBITS.............................................................................   100

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors                           Professor Peter Garland MA MB PhD FRSE CBE
                                    (Non-executive Chairman)

                                    David Chiswell BSc PhD (Chief Executive
                                    Officer)

                                    John Aston MA ACA (Finance Director)

                                    David Glover MA MB BChir MRCP FFPM
                                    (Medical Director)

                                    Kevin Johnson BSc PhD FRSA (Chief Technology
                                    Officer)

                                    Professor Uwe Bicker MD PhD (Non-executive
                                    Director)

                                    James Foght PhD MS BS (Non-executive
                                    Director)

                                    Professor Sir Aaron Klug OM PRS ScD Hon FRCP
                                    HonFRCPath Nobel Laureate (1982) (Non-
                                    executive Director)

                                    Paul Nicholson BMB BS FFPM (Non-executive
                                    Director)

                                    John Stocker AO MB BS BMedSc PhD FRACP (Non-executive Director)

Senior Management                   Jason Avery BSc (Senior Vice President
                                    Business Alliances)

                                    Nigel Burns BSc PhD (Senior Vice President
                                    Preclinical Development)

                                    Alexander Duncan BSc MA PhD (Vice President
                                    Drug Discovery)

                                    Diane Mellett LLB JD (General Counsel)

Registered and head office          The Science Park
and business address for            Melbourn
CAT's directors and senior          Cambridgeshire SG8 6JJ
executives                          England

U.K. lawyers to CAT                 CMS Cameron McKenna
                                    Mitre House
                                    160 Aldersgate Street
                                    London EC1A 4DD
                                    England

U.S. lawyers to CAT                 Mayer, Brown & Platt
                                    190 South LaSalle Street
                                    Chicago, Illinois 60603
                                    USA

Auditors to CAT for the             Arthur Andersen
preceding three years               Betjeman House
                                    104 Hills Road
                                    Cambridge CB2 1LH
                                    England

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.  KEY INFORMATION

                          FORWARD LOOKING STATEMENTS

     This registration statement includes forward looking statements. All statements other than statements of historical facts included in this registration statement, including any statements preceded by, followed by or that include the words "targets," "plans," "believes," "expects," "aims," "intends," "will," "may," "anticipates" or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following:

 .    future capital expenditures,  expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;

 .    future performance in clinical trials of the product candidates that were developed using CAT's technology;

 .    the ability of CAT and its collaborators to commercialize products;

 .    business and management strategies and the expansion and growth of CAT's operations;

 .    the effects of government regulation on CAT's business;

 .    expansion and other development trends of CAT's current and future customers and its industry; and

 .    acquisitions, including the timing, nature, availability, location and significance of those acquisitions.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CAT, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward-looking statements are described in the "Risk Factors" elsewhere in this registration statement.

                           EXCHANGE RATE INFORMATION

     The table below sets forth, for the periods and dates indicated, information concerning the noon buying rates in New York City for pounds sterling expressed in U.S. dollars per (Pound)1.00. Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of CAT's shares on the Daily Official List of the London Stock Exchange plc and the market price of CAT's American Depositary Shares on the Nasdaq National Market. Averages represent the average of the noon buying rates in New York City on the last day of each full month during the period.


Twelve-month period ended September 30,                  High            Low           Average        Period End
                                                         ----            ---           -------        ----------
1996...........................................         1.5909         1.4948           1.5435          1.5653
1997...........................................         1.7123         1.5623           1.6407          1.6117
1998...........................................         1.7068         1.6114           1.6623          1.6995
1999...........................................         1.7222         1.5515           1.6258          1.6457
2000...........................................         1.6765         1.4005           1.5581          1.4787

The following table sets forth the high and low noon buying rate for pounds sterling expressed in U.S. dollars per (Pound)1.00 for each of the previous six months. On May 17, 2001, the exchange rate was $1.4310 to (Pound)1.00.

November 2000..................................         1.4484         1.3997
December 2000 .................................         1.4912         1.4365
January 2001 ..................................         1.5045         1.4675
February 2001 .................................         1.4775         1.4385
March 2001 ....................................         1.4687         1.4190
April 2001 ....................................         1.4470         1.4200


     References to "U.S. dollars," "dollars," "U.S.$" or "$" are to the currency of the United States and references to "pounds sterling," "sterling" or "(Pound)" or to "pence" or "p" are to the currency of the United Kingdom.

                            SELECTED FINANCIAL DATA

     The following table presents selected historical consolidated financial information for CAT as of, and for the years ended, September 30, 1996, 1997, 1998, 1999 and 2000 and for the six months ended March 31, 2000 and 2001. References in this document to "CAT's financial year" are to CAT's financial year ended September 30 of the appropriate year. The historical consolidated selected financial data as of, and for the 1996, 1997, 1998, 1999 and 2000 financial years are derived from the audited financial statements of CAT. CAT's financial statements are stated in pounds sterling.

     The selected financial data as of and for the six months ended March 31, 2000 and 2001 are unaudited and were derived from CAT's internal consolidated financial statements. In the opinion of CAT's directors, the financial results as of and for the six months ended March 31, 2000 and 2001 include all adjusting entries, consisting only of normal and recurring adjustments made at the end of the reporting period, necessary to present fairly the information set forth therein. Results for an interim period may not be indicative of the results of operations for any future period.

     Investors should read the following consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of CAT and the related notes to those financial statements included elsewhere in this registration statement.

     CAT's historical consolidated financial statements and the related notes to those financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). There are material differences between U.K. GAAP and accounting principles generally accepted in the United States ("U.S. GAAP"). Some items indicated in the table have been reconciled to U.S. GAAP in accordance with the reconciliation procedures described in note 27 to the audited financial statements contained elsewhere in this registration statement. Unless otherwise stated, all financial information in this registration statement is presented in accordance with U.K. GAAP.

     Cambridge Antibody Technology Group plc acquired Cambridge Antibody Technology Limited ("CAT Limited") during the 1996 financial year in a share for share exchange, which was accounted for as a group reconstruction under U.K. GAAP. Financial information for the year ended September 30, 1996 is for CAT Limited. The number of shares as of September 30, 1996 has been adjusted to reflect the exchange of each 50p ordinary share of CAT Limited for five 10p shares in CAT.

                                                                                                    Unaudited
                                                 Year ended September 30,                          Six months
                                                                                                  ended March 31,
                                   2000          1999       1998        1997        1996         2001        2000
---------------------------------------------------------------------------------------------------------------------
                                 (in thousands of pounds sterling, except net loss per share and number of shares)

Income Statement Data
Turnover......................        10,146       1,799       1,354       1,134      2,112        6,628       6,388
Gross profit..................         9,765       1,718       1,293       1,083      1,991        6,395       6,139
Research and development
expenses......................        15,728      13,574       9,125       6,693      4,054        9,216       7,151
Exceptional costs (a).........             -           -           -       2,967          -            -           -
General and administration
expenses......................         4,842       2,684       2,078       1,576      1,364        3,034       1,838
Operating loss................       (10,805)    (14,540)     (9,910)    (10,153)    (3,427)      (5,855)     (2,850)
Net loss on ordinary                  (5,161)    (12,730)     (6,951)     (8,335)    (3,255)        (924)     (2,101)
activities before taxation
Taxation on loss on ordinary               -          (1)         (4)          -        (36)           -           -
activities....................
Net loss......................        (5,161)    (12,731)     (6,955)     (8,355)    (3,219)        (924)     (2,101)
Net loss per share (basic and         (17.1p)     (52.4p)     (31.0p)     (47.9p)    (43.1p)       (2.6p)      (8.0p)
diluted (b))..................
U.S. GAAP
Turnover......................         7,129       2,165       1,275       1,594      1,191        3,612       3,418
Operating loss................       (22,775)    (14,022)     (9,966)     (9,721)    (4,348)     (15,657)    (12,869)
Net loss......................       (17,131)    (12,213)     (7,011)     (8,152)    (4,140)     (10,726)    (12,120)
Basic and diluted net loss            (56.8p)     (50.2p)     (31.2p)     (46.8p)    (55.4p)      (30.5p)     (46.1p)
per share.....................
Balance Sheet Data (at end of
period)
  Cash and investments in            156,528      23,622      34,844      44,593      9,753      168,025      36,492
liquid resources..............
Total assets..................       169,436      35,175      45,661      47,467     10,879      182,065      47,876
Current liabilities...........        (8,427)     (3,275)     (2,194)     (1,817)    (2,112)      (7,636)     (6,687)
Long term liabilities.........        (1,975)          -          (9)        (13)      (210)      (1,278)     (3,441)
Net assets....................       159,034      31,900      43,458      45,637      8,557      173,151      37,748
Shareholders' funds - all            159,034      31,900      43,458      45,637      8,557      173,151      37,748
equity........................
Number of ordinary shares         34,770,438  25,281,365  23,492,584  22,154,751 11,319,395   35,380,856  34,275,039
outstanding...................
U.S. GAAP
Cash and investments in              156,528      23,622      34,844      44,593      9,753      168,025      36,492
liquid resources..............
Total assets..................       169,595      35,350      44,034      47,467     11,285      182,216      49,922
Current liabilities...........       (17,517)     (3,929)     (2,718)     (2,276)    (2,572)      (9,714)     (6,654)
Long term liabilities.........        (8,947)     (2,812)     (3,317)     (3,307)    (3,963)     (11,665)    (10,904)
Net assets....................       151,354      28,609      37,999      41,884      4,750     (160,837)    (32,364)
Shareholders' funds - all
equity........................       151,354      28,609      37,999      41,884      4,750     (160,837)    (32,364)

-------------------------------

(a) In the year ended September 30, 1997, the cost of acquiring intellectual property rights from the Medical Research Council was recorded as an expense through the profit and loss account in accordance with CAT's accounting policies.

(b) Following the issue of Financial Reporting Standard Number 14, under U.K. GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. CAT's basic and fully diluted earnings per share are therefore equal. Relevant comparative figures have been adjusted accordingly.

                         CAPITALIZATION AND INDEBTEDNESS

     The following table sets forth, as of March 31, 2001 in thousands of pounds sterling, CAT's cash and investments in liquid resources, short-term liabilities, long-term liabilities, shareholders' equity and total capitalization in accordance with U.K. GAAP. The following information is unaudited and derived from CAT's internal financial statements.

        Cash and investments in liquid resources...............      168,025
                                                                     -------
        Liabilities falling due within one year (a)............        7,636
        Liabilities falling due in more than one year (a)......        1,278
        Total liabilities......................................        8,914
        Shareholders' equity:
        Ordinary shares (50,000,000 ordinary shares authorized,
        35,380,856 issued and outstanding actual, par value 10p        3,538
        per share)
        Share premium account..................................      194,689
        Other reserve (b)......................................       13,451
        Profit and loss account................................      (38,527)
                                                                    --------
        Shareholders' funds - all equity and total capitalization    173,151
                                                                    ========

-----------------

(a)  All of CAT's liabilities are unsecured and not guaranteed by any person.

(b) The other reserve represents the share premium account of CAT Limited on consolidation from the application of merger accounting principles to the acquisition of CAT Limited by CAT.

                                  RISK FACTORS

CAT has a history of losses and expects to continue to incur losses for the foreseeable future.

     CAT has not yet begun to receive income resulting from the sales of any of its proposed product candidates and is not expected to generate significant revenues from that source for several years. For the year ended September 30, 2000, CAT's consolidated losses were approximately (pound)5.2 million and its consolidated accumulated deficit on profit and loss account at that time was approximately (pound)37.6 million. For the six months ended March 31, 2001, CAT's unaudited consolidated losses were approximately (pound)0.9 million, and its unaudited consolidated accumulated deficit on profit and loss at that time was approximately (pound)38.5 million. These losses result principally from the costs incurred in the research and development of potential products and also from general and administrative costs associated with operations. CAT expects to incur further substantial losses for the foreseeable future as research and development activities continue. CAT may not be able to generate meaningful revenue or achieve or sustain profitability. If CAT is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms or at all.

CAT's early stage of development makes it difficult to evaluate its business and prospects.

     Because CAT and its collaborative partners have not begun commercial sales of CAT's products, CAT's revenue and profit potential are unproven and CAT's limited operating history makes it difficult for an investor to evaluate CAT's business and prospects. CAT's technology may not result in any meaningful benefits to CAT's current or potential collaborative partners. Further, due to CAT's limited operating history, CAT has difficulty accurately forecasting its revenue. Investors should consider CAT's business and prospects in light of the heightened risks and unexpected expenses and problems CAT may face as a company in an early stage of development in a new and rapidly-evolving industry.

The unpredictability of CAT's financial results may cause CAT's operating results to fail to meet market expectations.

     CAT expects that substantially all of its revenues for the near future will result from payments pursuant to collaborative arrangements in the form of contract research payments, license fees and technical performance and product development milestone payments. CAT does not expect to earn significant royalties from product sales in the near future. Payments pursuant to CAT's collaborative arrangements will be subject to significant fluctuation in both timing and amount. CAT's revenues may not be indicative of its future performance or of its ability to continue to achieve milestones and other performance criteria on which CAT's revenues depend. CAT's revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. It is possible that in some future periods, CAT's operating results may be below expectations of analysts and investors. If this happens, the price of CAT's American Depositary Shares will likely decrease.

CAT may not obtain adequate legal protection over its technology.

     CAT must obtain adequate legal protection for the technology that it develops. CAT's success thus depends on its ability to:

     .     obtain patents;

     .     protect trade secrets;

     .     operate without infringing the proprietary rights of others; and

     .     prevent others from infringing its proprietary rights.

     CAT will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. CAT tries to protect its proprietary position by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. CAT owns or co-owns patents, and has applied for patents, covering its core technology. A summary of CAT's patent portfolio is included in "Description of Business - Intellectual property." CAT has also obtained an exclusive license for certain patented technology it co-developed with the Medical Research Council, as described in "Description of Business - Significant License Agreements."

     The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that CAT owns or licenses from third parties may not provide any protection against competitors. CAT's pending patent applications, those it may file in the future or proprietary rights it may license from third parties, may not result in patents being issued. Also, patent rights may not provide CAT with adequate proprietary protection or competitive advantages against competitors with similar technologies.

     If CAT is unable to obtain sufficient legal protection of its technology, other companies may use similar technology to develop and produce products, which may deprive CAT of the competitive advantages provided by its technology.

CAT is involved in litigation with third parties regarding the validity of its key patents.

     CAT's strategy includes vigorously enforcing its intellectual property rights, including its patents. CAT is currently involved in litigation involving its key patents which is described in "Description of Business - Litigation." This litigation includes suits to invalidate certain of CAT's key patents. If CAT does not successfully defend these suits, CAT's competitors may gain access to technology that CAT believes is proprietary to it. CAT's competitors may use this technology to assist their research and development efforts, which would deprive or weaken one of CAT's primary competitive advantages.

     The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property suits, interference and opposition proceedings and related legal and administrative proceedings involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

     .     enforce patents that CAT owns or licenses;

     .     product trade secrets or know-how that CAT owns or licenses; or

     . determine the enforceability, scope and validity of the proprietary rights of others.

CAT may be denied access to important technology and subject to costly litigation if it infringes the intellectual property rights of third parties.

     CAT's commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. CAT's technologies may unintentionally infringe the patents or violate other proprietary rights of third parties. See "Description of Business-Litigation." If CAT is found to infringe the intellectual property rights of third parties, CAT and its collaborative partners may be prevented from pursuing product development or commercialization based on the infringing technology and may be subject to significant liabilities.

         To gain access to such technology, CAT may be required to seek licenses that may not be available from third parties on acceptable terms, if at all. Costs associated with license arrangements may be substantial and may include ongoing royalties payable by CAT.

CAT depends on collaborators for product development, manufacturing and marketing. Failure to enter into collaborative arrangements or failure of CAT's collaborators to perform adequately under existing arrangements will harm CAT's ability to develop and market products and earn revenue.

         CAT's strategy depends on entering into arrangements with collaborators and licensees. CAT currently does not plan to develop significant manufacturing, marketing or sales capabilities and will rely heavily on collaborators for these functions. Collaborations are necessary in order for CAT to:

         . access proprietary disease targets against which CAT intends to generate drug products;

         .     access skills and information that it does not possess;

         .     fund its research and development activities;

         . fund preclinical testing, clinical trials and manufacturing of product candidates;

         .     seek and obtain regulatory approvals for product candidates; and

         . successfully market and sell existing and future product candidates.

         CAT's success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Many of these collaborative arrangements give the partner the exclusive right to market and sell certain products developed in the collaboration. These collaborators will have significant discretion over the resources they devote to these efforts. CAT's ability to earn revenues, including royalties based on products sales and certain milestones, depends on these efforts. These collaborators may not devote sufficient resources to collaborations with CAT. These collaborative arrangements may not be on terms favorable to CAT.

         If CAT is not able to establish further collaborative arrangements, if any collaborator fails to adequately perform its responsibilities under a collaborative arrangement or if any or all of CAT's existing collaborative arrangements are terminated, then CAT may be required to seek new collaborative arrangements or to undertake product development and commercialization at its own expense. CAT may not be able to develop and commercialize the relevant product candidates without the collaborators. If CAT must seek new arrangements or undertake these matters itself:

         . the number of product candidates that CAT will be able to develop and commercialize may be limited;

         .     the likelihood of successful product introduction may be reduced;
               and

         .     CAT's capital requirements may be increased significantly.

Any of the above would harm CAT's ability to earn revenues from its products and recover its research and development expenditures.

Clinical trials for product candidates based on CAT's technology will be lengthy and expensive and may not be successful.

     Before obtaining regulatory approvals for the commercial sale of any products, CAT or its licensees or partners must demonstrate through preclinical testing and clinical trials that its human antibody-based therapeutic products are safe and effective for use in humans. Part of CAT's strategy is to conduct its own preclinical trials and clinical trials over some potential product candidates prior to entering into a collaborative arrangement concerning the further development and marketing of these candidates. Conducting clinical trials is a lengthy and expensive process. CAT will incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials. Moreover, CAT will continue to be subject to, the preclinical testing and clinical trials over certain product candidates conducted by its licensees and collaborative partners over which CAT has no control.

     As of March 31, 2001, four product candidates based on CAT's technology, D2E7, J695, CAT-152 and CAT-192, were in clinical trials. Where results from these clinical trials have generally been encouraging, data obtained from these clinical trials has been insufficient to conclusively demonstrate safety and effectiveness under applicable regulatory guidelines. As a result, this data will not support an application for regulatory approval without further clinical trials. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities is susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

     Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. CAT's commencement and rate of completion of clinical trials may be delayed by many factors, including:

     . inability to manufacture sufficient quantities of materials for use in clinical trials;

     .    slower than expected rate of patient recruitment;

     .    inability to adequately follow patients after treatment;

     .    unforeseen safety issues;

     .    lack of effectiveness during the clinical trials; or

     .    government or regulatory delays.

Obtaining required regulatory approvals for drug candidates is a lengthy, expensive and uncertain process. CAT or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products.

     The preclinical and clinical evaluation, manufacture and marketing of the product candidates based on CAT's technology are all subject to regulation administered and enforced by the governmental regulatory agencies in countries where CAT, and any of its potential partners or licensees intend to test, manufacture or market such products. CAT will be required to obtain from the relevant regulatory authority an approval, called a marketing authorization, to market a drug in the territory which is subject to the regulatory authority's jurisdiction. The grant of a marketing authorization for a drug requires the detailed evaluation of data relating to the quality, safety and effectiveness of the drug in the proposed use(s) submitted by the applicant in accordance with regulatory requirements. Many countries, including member states of the European Union and the United States, impose extensive data requirements and have very high standards of technical appraisal. Accordingly, preclinical testing and clinical research of medicinal products can be a very lengthy and costly process. The manufacture of drugs is also subject to specific authorization and to the regular inspection of premises, staff and procedures by regulatory authorities.

     Product candidates that CAT or its licensees and collaborative partners identify and pursue now or in the future may not receive required regulatory approvals to manufacture and market CAT's product candidates. Furthermore, different regulatory authorities worldwide may impose their own differing conditions upon marketing (by, for example, restricting a product's indicated uses). Regulatory authorities may refuse to grant, or may require CAT or its collaborative partners to supply additional data before granting, a marketing authorization, even though the relevant product may have been approved by another regulatory authority. If an authorization is obtained, the product and its manufacture are subject to regular review. Approvals may be withdrawn or restricted at some point in the future. Changes in applicable legislation or regulatory policy, serious breaches of regulatory requirements or the discovery of problems related to the safety, quality or effectiveness of the product or to the production process, site or manufacturer may result in the imposition of restrictions upon sale, supply or manufacturer including, at worst, the withdrawal of the product from the market or the loss of the relevant authorization(s), or may otherwise harm CAT's business or income from licensees and collaborative partners.

If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis.

     CAT and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. CAT currently relies on third party manufacturers for the production of CAT-152, CAT-192 and CAT-213 for clinical trials. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturers may not have the capacity to produce the products demanded by CAT and its collaborators to meet the schedule required by clinical trials or to satisfy commercial demand. Manufacturing runs of products may fail for technical or other reasons which may delay CAT from conducting clinical trials or from supplying products for commercial purposes. Suitable manufacturing processes may be proprietary to other persons. CAT may be required to pay amounts to license these manufacturing processes or may not have access to these processes at all.

     The manufacture of product candidates and products will be subject to authorization and to the "Good Manufacturing Practice" standards prescribed by the appropriate regulatory agencies. Compliance with these regulatory requirements will be expensive and could further limit the number of suitable manufacturers available to CAT and its collaborators.

CAT's competitors may market products before CAT does or produce superior products.

     The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have begun clinical trials of antibody products or have successfully commercialized antibody products and may succeed in marketing products before CAT does. Many of these companies, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than CAT has and may have greater expertise in product development and marketing activities.

     Many of these companies are addressing the same diseases and disease indications as CAT or CAT's collaborative partners For example, CAT is aware that Centocor has marketed a chimeric antibody product, and

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each of Abgenix, Medarex and Celltech have human antibody products in trials that are targeted to rheumatoid arthritis. These products would compete directly with D2E7, which is based on CAT's technology and is currently in Phase III clinical trials. Consumers and physicians may choose to use these or other products of CAT's competitors rather than CAT's products.

     Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, Abgenix Inc., Protein Design Labs, Inc., Crucell N.V., MorphoSys AG, BioInvent and Dyax Corporation. CAT also faces, and will continue to face, competition from academic institutions, government agencies and research institutions, many of whom have substantial available resources.

     CAT faces and will continue to face intense competition from other companies for establishing collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology. CAT relies heavily on these types of arrangements in its product development and marketing efforts and for access to technology.

CAT's product candidates compete with established drug therapies and may compete with newer, more effective techniques. As a result, CAT's technology may not be accepted in the market.

     Any product candidate that CAT successfully develops may compete with existing therapies that have long histories of safe and effective use. For example, D2E7 may face competition from many products, including Disease Modifying Anti Rheumatoid Drugs (DMARDs), for the treatment of rheumatoid arthritis. Wyeth Ayerst, Aventis, Immunex, Centocor and Amgen, among others, have marketed, or filed for approval for, products for the treatment of rheumatoid arthritis. Competition may also arise from:

     . other drug development technologies and methods of preventing or reducing the incidence of disease;

     .    new small molecules; or

     .    other classes of therapeutic agents.

     Developments by competitors may render CAT's product candidates or technologies obsolete or uncompetitive. CAT's collaborative partners may pursue other technologies. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than CAT's. If they do, then products based on CAT's technology will be obsolete or become uncompetitive and CAT will fail to earn expected revenue.

If CAT fails to attract and retain key employees and consultants, its business will be harmed.

     CAT depends significantly on its management and scientific personnel. The loss of the services of any key employee, including David Chiswell, its Chief Executive Officer, John Aston, its Finance Director, David Glover, its Medical Director or Kevin Johnson, its Chief Technology Officer, could cause harm to CAT's business. CAT's strategy depends on hiring additional key scientific and management personnel. CAT faces significant competition in the hiring and retention of key employees. If CAT fails to recruit additional scientific and managerial employees in the future or loses any of its key employees, CAT's business, financial condition and results of operations may be harmed.

If CAT's license agreements violate the competition provisions of the Treaty of Rome, then some terms of its key agreements may be unenforceable.

     Certain license agreements that CAT has entered into, may enter into, will grant or may grant exclusive worldwide licences of patents, patent applications and know-how, which are or may be arguably restrictive of competition under
Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the European Community and affect trade between member states. CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT, does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any license agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable and CAT could lose the benefit of the rights granted under the provision.

CAT may be subject to product liability claims, which are expensive to insure against and, if successful, may force CAT to make unforeseen expenditures.

     As a designer and producer of drug products, CAT is exposed to potential product liability risks which are inherent in the research and development, preclinical study, clinical trials, manufacturing, marketing and use of these products. Consumers, healthcare producers or persons selling products based on CAT's technology may be able to bring claims against CAT based on the use of CAT's products in clinical trials and the sale of products based on CAT's technology. In addition, it may be necessary for CAT to secure certain levels of insurance as a condition to the conduct of clinical trials. Insurance coverage may not be available to CAT at an acceptable cost, if at all. In the event of any claim, CAT's insurance coverage may not be adequate.

CAT's operations involve the use of hazardous materials. An accident involving these materials could subject CAT to liability.

     As a biopharmaceutical company, CAT is subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The design, development and testing of CAT's products involves the use of hazardous materials. The cost of compliance with health and safety regulations is substantial. Although CAT believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, CAT may incur unforeseen liabilities.

The market for CAT's securities is volatile, which may cause unexpected changes in CAT's share price.

     The share prices of publicly traded biotechnology and pharmaceutical companies can be highly volatile. The market price and trading volume of CAT's ordinary shares are volatile, and it is expected that the price of CAT's ordinary shares and American Depositary Shares will be volatile for the foreseeable future. The price at which CAT's shares will be quoted and the price which investors may realize for their shares will be influenced by a large number of factors, some specific to CAT and its operations and some which may affect the quoted healthcare and pharmaceutical sector, or quoted companies generally. These factors could include the performance of CAT's research and development program, large purchases or sales of CAT's shares, currency fluctuations, legislative changes in the healthcare environment, litigation, in particular intellectual property litigation, and general economic conditions.

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The rights and obligations of shareholders in English corporations are different than the rights and obligations of shareholders of U.S. corporations.

     CAT is a public limited company incorporated under the laws of England and Wales. The rights and obligations of holders of CAT's Ordinary Shares are governed by English law, including the Companies Act 1985, as amended, and by CAT's memorandum and articles of association. These rights and obligations differ in certain respects from the rights and obligations of shareholders in typical U.S. corporations including certain rights and restrictions relating to pre-emptive rights, limitations on shareholders' rights and, in certain circumstances, reporting and share acquisition obligations.

The ability of investors to enforce civil liabilities obtained against CAT in the United States may be limited.

     CAT is a public limited company incorporated under the laws of England and Wales. Substantially all of CAT's directors and senior management are not residents of the United States. Substantially all of the assets of such persons and a substantial majority of the assets of CAT and its subsidiaries are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such person or CAT or to enforce against them judgments of courts of the United States predicated upon civil liability provisions of the U.S. federal or state securities laws.

Investors will not receive cash dividends in the foreseeable future.

     CAT has not paid cash dividends on its ordinary shares and does not plan to pay cash dividends on its ordinary shares in the foreseeable future.

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ITEM 4.   INFORMATION ON THE COMPANY

                            DESCRIPTION OF BUSINESS

Name and address

     CAT was incorporated and registered under the laws of England and Wales on August 5, 1996, under the name Intercede 1186 Limited (registered number 3234033) as a private company limited by shares. The company changed its name from Intercede 1186 Limited to Cambridge Antibody Technology Group Limited on August 22, 1996 and was re-registered as a public limited company under the name Cambridge Antibody Technology Group plc on December 20, 1996. Its principal address is:

     The Science Park
     Melbourn
     Cambridgeshire SG8 6JJ
     England

     The telephone number of CAT's registered office is +44-(0)1763-263-233.

     CAT acquired Cambridge Antibody Technology Limited on December 20, 1996 in a share for share exchange as part of a group reconstruction. Cambridge Antibody Technology Limited began business operations during 1990 and remains the principal operating subsidiary of the group. Unless the context shall require otherwise, references to "CAT" or the "Company" are to Cambridge Antibody Technology Group plc and its subsidiaries or any of them.

Overview

     CAT is a biotechnology company based in the United Kingdom with an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. CAT uses its proprietary technology for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

     Based in Melbourn, Cambridgeshire, England, CAT was established in 1990 by Dr. David Chiswell, the current Chief Executive Officer, and leading scientists from the Medical Research Council. As of March 31, 2001, CAT employed 221 people. In March 1997, CAT completed its initial public offering and listing on the London Stock Exchange, raising approximately (pound)38.4 million (net of expenses). In April 2000, CAT raised a further (pound)89.5 million (net of expenses) in a share offering.

     CAT's aim is to secure short term revenues through licenses of its technology and long term revenues through product development, working in partnership with other companies at all stages of the drug product discovery and development process.

     CAT's platform technology mimics aspects of the human immune system and CAT has created a library of over 100 billion distinct human monoclonal antibodies. CAT is exploiting the value of its technology to help discover and validate the role of specific targets in disease both through internal programs and by working with collaborative partners.

     CAT has a number of license agreements and collaborative agreements in place with pharmaceutical and biotechnology companies, under which CAT technology is licensed and products are jointly developed for purposes of commercialization. Past and present collaborative partners include Eli Lilly, Pfizer, Knoll AG (a subsidiary of Abbott Laboratories), Genentech, ICOS Corporation, Genetics Institute/Knoll AG, Wyeth-Ayerst, ZymoGenetics, Pharmacia, Human Genome Sciences, AstraZeneca, Genzyme Corporation, Immunex and Elan. Significant product development activities are ongoing under the arrangements with Knoll AG, Wyeth-Ayerst, Genzyme, Human Genome Sciences and Pharmacia.

     There are currently four human monoclonal antibody product candidates in clinical trials that were developed using CAT's technology. D2E7, a human anti-TNF monoclonal antibody, has been developed by CAT in a research collaboration with Knoll AG (which is responsible for manufacturing clinical trials and marketing). This product started Phase III trials for the treatment of rheumatoid arthritis in early 2000.

     The second product candidate in clinical trials is CAT-152, a human anti-TGF(beta)2 monoclonal antibody with potential to prevent scarring in the eye at the operation site following glaucoma surgery. Successful Phase I/IIa trials to test safety and tolerability have been completed and recruitment to a multicenter Phase II trial concluded earlier this year. CAT is conducting the product development activities for this candidate.

     The third product candidate in clinical trials is J695, a human monoclonal antibody which was developed as part of a collaboration between CAT, Knoll AG and Genetics Institute (a research unit of Wyeth-Ayerst Laboratories). J695 neutralizes IL-12, a pro-inflammatory molecule associated with many severe autoimmune and inflammatory disorders. Knoll AG and Genetics Institute began to conduct Phase I clinical trials in July 1999 and recently began to conduct Phase II clinical trials.

     The fourth product candidate in clinical trials is CAT-192, a human anti-TGF(beta)1 monoclonal antibody offering the potential to provide the first specific treatment for a range of local and systemic fibrotic conditions. CAT-192 has recently completed phase I clinical trials. CAT and Genzyme are collaborating with respect to the development of this product.

     Two product candidates are in preclinical development. CAT-213, which has potential in the treatment of some allergic disorders, entered preclinical development in 2000. Anti-BLyS, which has potential in the treatment of autoimmune and neoplastic disorders, was entered into preclinical development by Human Genome Sciences in 2000.

Background to antibodies

The function of antibodies

     Antibodies are part of the body's principal defense mechanism against disease-causing organisms and other foreign molecules. They are proteins made naturally by the immune system and each recognizes and binds to a specific molecular structure on a target known as an antigen. The specificity of antibodies is such that they are capable of distinguishing the subtlest of molecular differences. They serve to recognize, bind to and eliminate disease-causing organisms and to neutralize toxins. Antibodies are naturally present in the blood and can survive in the circulation for extended periods in order to perform their surveillance and defense functions.

     Each individual B cell (which is the class of human white blood cell that produces antibodies) produces a unique antibody that can be capable of recognizing and binding to one type of antigen. A monoclonal antibody is derived from a single clone of cells, all molecules of which have identical target (antigen) binding sites.

     The basic structure of an antibody comprises two protein chains, designated as "heavy chain" and "light chain" because of their relative size. Each chain has a variable domain, which contains the binding site for an antigen and gives the antibody its specificity, and a constant domain, which interacts with other parts of the immune system to facilitate the removal of the pathogen or foreign molecule.

     As with all proteins, antibody structure is defined largely by genes. Different antibodies are produced, in part, as a result of the random pairing of genes encoding the variable domains of the light chains. As a result, the immune system is able to adapt and produce antibodies against virtually any antigen. When an antibody encounters an antigen to which it binds, the B cell which produces the antibody proliferates to generate more antibodies against the target antigen.

Antibodies as drugs

     Antibodies are an increasingly important class of drugs. Several antibody-based drugs are currently marketed including: ReoPro(R) (for use in angioplasty), Rituxan(R) (for Non-Hodgkin's Lymphoma), Synagis(R) (for prevention of Respiratory Synctical Virus infection), Herceptin(R) (for cancer) and Remicade(R) (for Rheumatoid Arthritis and Crohn's Disease).

     Early efforts to develop monoclonal antibodies into human therapeutic products were based on immunizing mice with a target antigen and isolating the mouse's B cells that produce the antibodies that bind the antigen. Those B cells were then used to produce the desired monoclonal antibodies. This process generally took between two and six months. Mouse-derived monoclonal antibodies were flawed, however, because when administered, they were recognized as foreign by the human immune system, thus causing an adverse immune reaction. Generally this reaction increases in severity with repeat dosing, which reduces or negates the effectiveness of the antibody and may be harmful to recipients. The mouse-derived antibodies were also poorly effective at interacting with other components of the human immune system.

     In an attempt to make mouse-derived monoclonal antibodies better tolerated and more effective, monoclonal antibodies were designed to be more human. Monoclonal antibodies were therefore developed composed of variable regions from mouse antibodies and constant regions from human antibodies, which are known as "chimeric antibodies." Subsequently, mouse antibodies were converted into a human form by grafting the mouse amino acid sequences which comprise the antigen-binding regions of the antibody into a human framework. These antibodies are known as "humanized" or CDR-grafted antibodies. These techniques reduce the mouse genetic content from 100%, to approximately 30% in the case of chimeric antibodies and 10% in the case of humanized antibodies. A number of chimeric and humanized monoclonal antibodies have been approved for marketing as therapeutic products. However, because these antibodies still contain elements derived from mouse genes, they may still cause an adverse human immune response.

     CAT has developed a process to quickly and effectively isolate human monoclonal antibodies of the required specificity from CAT's library of antibodies. CAT's library is derived from antibody-producing cells from human donors and other sources of human antibody genes. This system does not require immunization of mice or humans. Human monoclonal antibodies should reduce or remove adverse human immune response, such as that caused by "foreign" mouse protein. Companies other than CAT have developed alternative methods for obtaining human monoclonal antibodies, such as those involving the use of transgenic mice, whereby immunizing those mice with antigens causes those mice to produce genetically human antibodies.

Antibodies and genomics

     Medical science is being revolutionized by the increasing ability to analyze genetic material. This new science is known as "genomics." Cells in the human body contain an estimated 30,000 or more genes. Analysis of human genes can provide insight into the cause of many diseases, and the study of the proteins encoded by those genes can provide information as to how those diseases may be treated. Genomics has provided thousands of new potential target proteins against which to target drugs. A significant number of these targets are molecules that are found on the surface of cells or are secreted from cells, which can therefore be viewed as potential targets for antibody drugs. CAT is already developing monoclonal antibodies against targets identified by genomics, particularly in its collaboration with Human Genome Sciences, and expects genomics will provide a significant number of targets for future drug development.

     Functional genomics, the study of the function of human genes and their association with disease, is one of the most powerful approaches being applied to the discovery effort for new drugs. Functional genomics may allow new therapies to be developed if a disease condition can be linked to the presence or absence of particular proteins. Monoclonal antibodies have been used successfully as research and diagnostic tools within the pharmaceutical industry for over two decades. CAT's monoclonal antibodies can be screened and selected to look directly for the presence or absence of a target protein in diseased and healthy tissue to provide evidence which links the presence of a protein with a disease. In terms of whether the protein causes the disease, such evidence can be considered as "guilt by association."

     CAT can also test whether proteins implicated by an association with disease have a direct role in causing that disease by using its monoclonal antibodies to directly switch off (or occasionally switch on) the effects of the protein in both test tube and live models of the disease. This provides data that can help prove the principle of the involvement of the protein as a cause of the disease.

CAT platform technologies

Antibody libraries

     CAT has created extensive human monoclonal antibody libraries for the discovery and identification of drug candidates. CAT has developed its libraries primarily using phage display technology. All antibodies share the same basic structure. They are large "Y" shaped protein molecules, comprising two chains, a "heavy" chain and a "light" chain. The tips of the forked region, which come into contact with the antigen, are highly variable in structure, enabling the antibody to be specific for a particular antigen. The "backbone" of the molecule is reasonably consistent between different antibodies and has an important role in activating the next steps in the body's process to neutralize or eliminate the foreign molecule or pathogen. CAT's library is derived from the combination of human "heavy chain" and "light chain" genes, which encode the antigen binding parts (variable domain) of the antibody.

     Phage display is the process by which a phage is made to display human antibody proteins on its surface. A phage, which is a bacterial virus that is harmless to humans, can be engineered, when combined with human antibody genes, to display functional antibody proteins - in this case fragments of human antibodies capable of specifically recognizing and binding to an antigen. Genes from the human antibody library are inserted into a population of phage. Each phage carries the genes for a different antibody and thus displays a different antibody on its surface. These genes can be recovered and made available for use in the onward development and potential manufacture of antibody products.

     A large and diverse antibody library has a greater chance of containing high quality antibodies that will bind to any given target molecule. Each of CAT's phage antibodies contains a different combination of human antibody genes, giving each one a unique specificity. CAT has engineered combinations of these to produce a library that currently incorporates around 100 billion distinct antibodies allowing it to isolate antibodies to potential disease targets rapidly and efficiently.

     CAT's antibody libraries are contained in phage particles and stored under refrigeration. A copy of the library has the appearance of a clear fluid. One teaspoon of this fluid would represent approximately 400 copies of the library. When testing the library against a target antigen, the target is typically bound to a solid surface, such as a plastic microplate, and incubated with the antibody library. The antibody library is so large that in a typical case, many phage antibodies will bind the target, whatever the target is. A simple wash removes those phage antibodies which do not bind to the target. The bound phage antibodies are recovered and allowed to infect bacteria, one phage entering a single bacterium. These infected bacteria are spread on agar plates where each bacterial cell grows into a colony of identical bacterial cells. Each colony produces small quantities of a single monoclonal antibody. The entire library can be screened against a target molecule (antigen) in less than a week. CAT believes that no other antibody isolation technology can match the speed and capacity of this approach.

     As the phage antibody contains the genes that code for the antibody protein, the genes are available for use in the onward development and potential manufacture of human monoclonal antibody therapeutic products.

     CAT believes that it has strengthened its position in antibody display technology through its July 1998 acquisition of Aptein, giving CAT key patents in the field of ribosome display. Ribosome display involves the use of ribosomes, a type of molecular complex responsible for protein synthesis within living organisms, to display functional antibody proteins in a laboratory environment. Using ribosome technology, the need for phage particles and bacteria to generate antibodies as described above is not necessary. The ribosome display system has the potential to build even larger libraries than the phage display method allows, thus offering the possibility of even more diversity of antibodies. Since its acquisition of Aptein, CAT has continued to refine the ribosome display technology platform. Together with CAT's phage display technology, this new technology has the potential to enhance significantly CAT's capabilities and its leading position in combinatorial antibody libraries through the creation of even larger antibody libraries offering greater efficiency in the development of antibody therapeutics.

Advantages of CAT's technology

     CAT believes that its platform technology has a number of advantages over alternative techniques for obtaining antibodies.

     CAT's platform technology:

     .    avoids the need for immunization in animals, which is lengthy; and

     . enables the rapid identification and isolation of antibodies, usually within days.

     CAT's platform technology enables the isolation of:

     . antibodies to a large number of target antigens simultaneously and cost effectively;

     .    a broad spectrum of antibodies to each target antigen;

     . antibodies to a diverse range of target antigens directly (including naturally occurring proteins that the immune system would not normally respond to);

     . antibodies of completely human origin, reducing the likelihood of an adverse immunological response; and

     . antibodies which can be further engineered, if required, to optimize potential utility as the basis for a human therapeutic product.

     CAT's technology processes can be automated in many areas which allows CAT to screen potential antibody drug candidates rapidly and efficiently.

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

Commercialization and collaborations

         A key element of CAT's strategy is to exploit its technology platforms in partnership with other companies. CAT has been successful in attracting partners and continues to seek further collaborations. CAT expects to generate long term revenue from the commercialization of therapeutic antibody products. CAT recognizes short term revenues from fees for access to CAT's technology, fees for research services and milestone payments under CAT's research collaborations.

         CAT's own product development activity focuses on the `value-adding' stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT's technology is developed solely by CAT's collaborative partner, CAT will generally receive long term revenue in the form of milestone payments and royalties should the product be marketed. CAT will typically receive royalties until the later of (1) the expiration of the last of CAT's patents upon which the product is based or (2) at least ten years after the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a partner, it can expect to receive a higher share of the revenues derived from the product.

         CAT has made significant progress in its development efforts through its collaborations, as described below.

Genzyme

         In September 2000, through its subsidiary Aptein, Inc., CAT entered into a broad strategic alliance with Genzyme to develop and commercialize human monoclonal antibodies directed against the Transforming Growth Factor Beta protein (TGF(beta)). The agreement covers all clinical indications of TGF(beta), except for uses in the eye.

         CAT and Genzyme plan to focus initially on developing a human monoclonal antibody-based treatment for diffuse scleroderma, a chronic and life-threatening disorder in which the production of excess collagen leads to scarring of the skin and internal organs. About 40% of all patients with this disorder die within ten years of diagnosis. There is currently no effective therapy for this disease, which affects an estimated 200,000 people worldwide.

         Other potential clinical indications of anti-TGF(beta) treatment include post-surgical scarring, fibrosis of all major organs such as the lungs, liver and kidneys and certain forms of cancer.

         The alliance is expected to accelerate and strengthen substantially both CAT's and Genzyme's anti-TGF(beta) programs and exploit the key strengths of the companies in this area. It is CAT's first agreement for the further development of product candidates developed and progressed into clinical trials by CAT. CAT-192 will be covered by this alliance. CAT believes that the alliance signifies an endorsement of its product development capabilities.

         Under the agreement, Genzyme has received an exclusive worldwide license to CAT's human antibodies targeted against TGF(beta) for all uses except in the eye. The parties will jointly fund the research, development and commercialization activities of the collaboration and will share profits resulting from the sale of commercialized products. Genzyme will manage the clinical and regulatory development of any products developed by the collaboration, and will also be responsible for worldwide marketing and sales. CAT will be responsible for antibody optimization and will co-develop antibodies with Genzyme.

     Additionally, Genzyme has received a non-exclusive worldwide license for non-antibody antagonists of TGF(beta) in exchange for milestones and royalties. CAT may receive fixed milestone payments with respect to non-antibody products conditional upon the occurrence of events such as establishment of clinical trials success in clinical trials and receipt of marketing approvals. No such milestones have been received to date.

     Either party may terminate the alliance at any time upon one year's notice after the earlier of (1) the date that Genzyme receives final marketing approval for the first collaboration product and (2) December 31, 2006. CAT may terminate the alliance upon six months notice if Genzyme has not filed a biologics license application for a collaboration product on or before September 30, 2010. If the alliance is terminated as described above, the continuing party has the ability to produce and market products developed in the collaboration after termination, subject to the payment of a payout amount.

     In connection with this collaboration, in October 2000, CAT issued 307,942 of its ordinary shares to Genzyme for U.S.$20 million. The shares were valued at a 15% premium to CAT's average share price over the 20 days preceding the date of the agreement.

Pharmacia

     In December 1999, CAT entered into a multi-disciplinary strategic alliance with Pharmacia for the development of human monoclonal antibody-based therapeutic drugs across many disease areas, focusing particularly on the field of cancer.

     The alliance combines CAT's expertise in high-throughput antibody generation, functional genomics and development of human monoclonal antibody drugs with Pharmacia's capabilities in genomics, discovery biology and drug development. CAT and Pharmacia are both committing technology, intellectual property and expertise to the alliance. Pharmacia is supplying target proteins, including those derived from its internal discovery programs, and both companies are performing collaborative research to demonstrate and validate their disease association. As part of the target validation process, CAT will apply its proprietary ProAb(R) technology to examine the expression of novel proteins in human tissues. CAT and Pharmacia jointly developed customized assays and CAT will generate high potency human monoclonal antibody-based drugs directed to the targets. Pharmacia will develop further and market the drugs. Over the initial three year term of the research collaboration, Pharmacia has committed to research funding of approximately US$14.5 million.

     Subject to CAT's obligations existing at the time of exercise, Pharmacia may obtain exclusive licenses to produce and market products against selected targets. CAT has also granted Pharmacia multi-site options to license CAT's antibody phage display library technology for use in-house. In addition to the contract research funding described above, CAT is also entitled to receive:

 .    technical performance milestones based on progress in research and development of the targets subject to the collaborations;

 .    product development milestones, based on progress in clinical trials and receipt of marketing authorizations; and

 .    royalties on sales of both antibody products and other drugs designed using
     CAT's technology.

     No such payments have been received to date. Pharmacia has the option to extend the research collaboration for additional one-year periods on similar terms. CAT may terminate the collaboration after four years. If the agreement is terminated, Pharmacia would remain obligated to pay royalties on product sales.

         Over the potential five year term of the research collaboration, CAT could receive up to an additional U.S.$32 million in license fees, research funding and technical performance milestones. In addition, CAT may also receive U.S.$15 million for therapeutic products developed for each target subject to the arrangement, conditional upon success in clinical trials and receipt of marketing approvals.

         CAT has recognized (pound)1 million in revenues under this arrangement through the end of the 2000 financial year.

         CAT issued 1,870,837 of its ordinary shares to Pharmacia for (pound)7.9 million in January 2000. The shares were valued at a 15% premium to CAT's average share price for the 20 days prior to the date of the agreement.

Human Genome Sciences, Inc.

         In August 1999, CAT entered into a collaborative agreement with Human Genome Sciences. The alliance harnesses CAT's expertise in antibody engineering for up to three target human proteins identified by Human Genome Sciences. Human Genome Sciences may obtain exclusive licenses to produce and sell products directed to these targets.

         CAT will be entitled to receive contract research funding, milestone payments based on the progression of products developed through clinical trials and receipt of regulatory approvals and royalties on product sales. CAT is currently working with HGS on a program to develop anti-BLyS antibodies, which are antibodies against B-Lymphocyte Stimulator, a protein which may play a crucial role in several autoimmune and neoplastic disorders. HGS exercised an option to enter into an exclusive development partnership on human antibodies against this target. Following the isolation of over 10,000 antibody clones and the characterization of over 1,000 antibodies in detail, clinical candidate antibodies have been demonstrated. HGS plans to start clinical trials in 2001.

         In March 2000, CAT and Human Genome Sciences expanded their arrangement by entering into a ten year collaboration agreement. The 1999 arrangement was not terminated as a result of this agreement. Human Genome Sciences and CAT will collaborate to develop and sell a significant number of therapeutic antibody products. CAT may access selected gene sequence and biological information derived by Human Genome Sciences and has the right to select up to 24 antigens proprietary to Human Genome Sciences for preclinical development. CAT has an option to obtain an exclusive license to develop six such products on its own. CAT is obligated to pay Human Genome Sciences clinical development milestones and royalty payments on such products. No such payments have been made to date. Human Genome Sciences has the option to share clinical development costs and to share the profits equally with CAT on up to 18 such products.

         Subject to CAT's obligations at the time of exercise, the agreement gives HGS the right to obtain exclusive licenses to develop and sell human antibodies against selected targets for therapeutic and diagnostic purposes. Human Genome Sciences will pay CAT license fees when licenses are granted, milestone payments based on the progression through clinical trials and receipt of regulatory approvals and royalties based on product sales. Human Genome Sciences also has rights to use CAT's antibody technology for the use and sale of research tools incorporating antibodies. CAT will receive a proportion of revenues on any such sales. Human Genome Sciences has paid an initial U.S.$12 million licensing fee to CAT, which includes consideration for research support at CAT for a period of three years, to help develop Human Genome Sciences's human antibody products.

         In addition to royalties on sales of products, CAT may receive between U.S.$8 million and U.S.$10 million in payments for each therapeutic product developed pursuant to the arrangement, conditional upon success of the product in clinical trials and receipt of regulatory approvals.

         CAT has recognized (pound)4.7 million of revenues pursuant to the collaborations with Human Genome Sciences through the end of the 2000 financial year.

         CAT issued 1,670,000 of its ordinary shares to HGS for U.S.$55 million in April 2000. The shares were valued at a 20% premium to CAT's average share price for the ten days prior to the date of the agreement.

Wyeth-Ayerst

         In March 1999, CAT entered into a strategic alliance with Wyeth-Ayerst, the pharmaceutical business of American Home Products. Under the agreement, CAT is receiving contract research funding of up to $4 million per year for up to four years, as well as possible library option payments, product license fees, milestones and royalties. The term of the contract research arrangement is three years. Wyeth-Ayerst may terminate the contract research arrangement at any time upon 60 days notice to CAT.

         Wyeth-Ayerst and CAT are also collaborating for three years to validate and develop antibody product candidates directed at proprietary Wyeth-Ayerst targets, with the goal of developing a broad portfolio of human monoclonal antibody-based drugs. The companies will share equally the initial target and product validation costs. After this stage, each company has the opportunity to select candidates from this portfolio for further development and obtain a license to commercialize these products. For products developed by Wyeth-Ayerst, CAT may receive milestone fees and royalties on product sales. For those products developed by CAT, CAT may pay Wyeth-Ayerst license fees when licenses are granted, royalties on product sales and up to $3.75 million in clinical milestone payments, which milestones are conditional upon success of the product in clinical trials and receipt of marketing approvals. CAT has not made any payments to date under the arrangement. Wyeth-Ayerst has limited rights to partner products developed by CAT after those products complete Phase II clinical trials. CAT has also granted Wyeth-Ayerst multi-site options to license CAT's antibody library technology with associated product development options.

         In September 2000 CAT announced that it has granted Wyeth-Ayerst an exclusive product license to develop human monoclonal antibody products specific for the amyloid (beta) peptide that has been widely implicated in Alzheimer's disease. CAT received a licensing fee, and has potential to earn future milestone payments and royalties on product sales.

         In addition to royalties (but not including contract research funding as described above), CAT may receive up to U.S.$7 million in payments for each therapeutic product developed and marketed by Wyeth-Ayerst pursuant to this arrangement, conditional upon success of the product in clinical trials and receipt of marketing approvals.

         CAT has recognized (pound)3.1 million of revenues pursuant to this arrangement through the end of the 2000 financial year.

Knoll

         Under CAT's collaborative program with Knoll AG (formerly a subsidiary of BASF), which program commenced in 1993, Knoll may select up to six target antigens against which CAT will develop antibodies. Knoll has the right to obtain an exclusive license to produce and sell products against these antigens. CAT, in conjunction with Knoll, has isolated and optimized human monoclonal antibodies against the first two targets selected by Knoll, which are now in clinical trials (D2E7 and J695), each of which is described below in "--Product pipeline summary." Knoll has now selected a third target, Interleukin 18, a pro-inflammatory cytokine and a fourth target, PAI-1. CAT receives a license fee at the time Knoll obtains an exclusive license, milestones based on product development events, clinical trial progression and regulatory approvals and royalties on product sales. In addition to royalties, CAT may receive up to between (pound)5 million to (pound)5.6 million in payments

(which may be increased to allow for inflation) for each product developed pursuant to this arrangement, conditional upon meeting technical criteria, research and development success in clinical trials and receipt of marketing approvals.

         CAT has recognized (pound)2.1 million of revenues pursuant to this arrangement in total in the 1998, 1999 and 2000 financial years.

Recent Agreement

         In November 2000, CAT entered into an agreement with Immunex Corporation under which Immunex has received a license to use CAT's antibody library for reagent generation and target validation in support of its drug discovery programs and in May 2001, CAT entered into a collaborative agreement with Immunex, under which the parties will partner drug development activities and bear funding obligations and profits equally. The parties are working to establish operating parameters and determine the scope and nature of the product development activities.

         In January 2001, CAT and a subsidiary of Elan Corporation plc entered into a strategic partnership committed to the development of novel therapeutics for the treatment of human neurological disorders. The companies will jointly discover and develop antibody-based therapeutics targeted at a variety of neurological diseases and disorders. The parties are working to establish the scope and nature of the product development activities.

Product development

         CAT's objective is to build a diverse development pipeline of human monoclonal antibody-based drugs. It aims to do this in partnership with other companies and to build a range of early and late stage partnerships to balance risk and reward.

         Four human monoclonal antibody drug candidates developed using CAT's technology are now in clinical trials, with two more in preclinical development.

Product pipeline summary

                  Name             Partners        Specificity   Indication               Status
                -----------------------------------------------------------------------------------------
                  D2E7             Knoll           TNF%          Rheumatoid arthritis     Phase III
                -----------------------------------------------------------------------------------------
                  CAT-152          -               TGF(beta)2    Glaucoma surgery         Phase II
                -----------------------------------------------------------------------------------------
                  J695             Knoll/          IL-12         Autoimmune diseases      Phase II
                                   Genetics
                                   Institute
                -----------------------------------------------------------------------------------------
                  CAT-192          Genzyme         TGF(beta)1    Fibrosis, scarring       Phase I
                -----------------------------------------------------------------------------------------
                  CAT-213          -               Eotaxin       Allergic disorders       Preclinical
                -----------------------------------------------------------------------------------------
                  Anti-BLyS        HGS             BLyS          Autoimmune/ neoplastic   Preclinical
                                                                 disorders
                -----------------------------------------------------------------------------------------

D2E7

         D2E7 neutralizes TNF, a cytokine which is responsible for tissue damage in inflammatory disorders. Knoll is developing it for the treatment of rheumatoid arthritis. Over five million people in Europe and North America suffer from rheumatoid arthritis, a condition characterized by chronic inflammation of the joints, with over one million patients suffering from a severe form of the disease which is poorly responsive to older therapies. Existing marketed drugs which target TNF% include Enbrel(R) and Remicade(R). D2E7 was isolated and optimized by CAT in collaboration with Knoll, which has sole responsibility for its manufacture, clinical development and marketing.

         Knoll is responsible for performing clinical trials on D2E7. Knoll has presented data from Phase I and Phase II trials with D2E7 at the European League Against Rheumatology meeting in June 2000 and at the ACR conference in October 2000. Overall, over 1900 patients were treated. Based on trial results to date, D2E7 appears both safe and effective in patients with rheumatoid arthritis whether it is given by the intravenous or self-injected routes, alone or in combination with methotrexate, a drug currently used to treat rheumatoid arthritis. Both routes of administration achieved comparable results, with approximately 60% of patients achieving a clinically significant response during chronic treatment. It is expected that further Phase II results will be released later this year. These Phase I and Phase II trials were conducted in the United States and Europe.

         In June 1999, Knoll announced that it had concluded a license agreement with Eisai Co. Ltd. for the joint development of D2E7 for the treatment of rheumatoid arthritis in Japan.

         In February 2000, Knoll announced Phase III clinical trials had commenced with D2E7 in the treatment of severe rheumatoid arthritis. Knoll is working towards a launch of the product in 2003. Data from phase II trials is due to be announced at the June 2001 meeting of the European League Against Rheumatism (EULAR).

CAT-152

         CAT developed CAT-152 to neutralize Transforming Growth Factor Beta 2 (TGF(beta)2), a growth factor protein overactivity of which is believed to cause scarring in and around the eye. CAT is evaluating CAT-152 in clinical trials as a treatment to prevent scarring following glaucoma surgery. Glaucoma is a major source of blindness affecting over 5% of people over age 65. At least 10% of patients require surgery, with scarring being the main reason for failure of surgery.

         CAT completed an initial Phase I/IIa clinical trial on CAT-152 in the United Kingdom in 1999. Results were presented at the Association for Research in Vision and Ophthalmology (ARVO) meeting in May 2000.

         The trial was a double-blind randomized study of CAT-152 against a placebo in 24 patients undergoing glaucoma filtration surgery at two major U.K. eye hospitals. The primary objective was to establish safety and tolerability of CAT-152 injected at or near the site of the operation. Results were presented for all patients and followed for one year post surgery. CAT-152 appeared to be safe and well tolerated in this group of patients with no severe local injection site reactions and no drug-related serious adverse events reported. At one year after surgery and treatment, the proportion of patients who had not required either intervention or resumption of topical medication was 11 of 16 (69%) on CAT-152 compared to two of eight (25%) on placebo. Mean intraocular pressure at one year was approximately 3mm Hg lower in the CAT-152 group than in the placebo group, i.e., better controlled despite less medication. In May 2001 two-year follow-up results of the ongoing Phase I/IIa clinical trial were presented at the annual meeting of ARVO. The group of patients treated with CAT-152 at the time of surgery achieved significantly lower intraocular pressure (IOP) than those treated with placebo. Mean values two years after surgery were 13.6mm Hg (CAT-152) compared to 17.7mmHg (placebo) (p=0.004). The pressure difference was apparent despite clear trends for less use of post operative injections and less use of topical medication in the CAT-152 group.

         A multicenter Phase II clinical trial started in October
1999 at four leading U.K. eye hospitals. Enrollment to this trial concluded in early 2001. CAT plans to initiate further Phase II/III trials of CAT-152 later this year.

         In April 2001, CAT-152 was recommended for Orphan Drug status (a drug that treats a condition that affects not more than 5 in 10,000 people) in Europe as a treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma, providing benefits such as market exclusivity.

         Also at ARVO encouraging results from laboratory studies were presented that showed a possible role for CAT-152 in suppressing secondary cataract - a `clouding' of the posterior capsule of the lens that occurs in up to 40 per cent of patients following cataract surgery. CAT is evaluating whether to initiate clinical trials with CAT-152 for this indication.

         CAT-152 also has the potential to be developed for other indications outside of the ophthalmic field, and these would form part of the collaboration with Genzyme.

         In November 1998, CAT announced that it had suspended patient recruitment to a separate Phase I/IIa clinical trial in patients undergoing surgery for retinal detachment, another clinical situation in the eye when scarring after surgery is problematic. At that stage an unusual observation of the retina, without evident clinical consequences, had been made in three of 11 patients treated with CAT-152. All patients in this trial have completed one year of follow-up and no new retinal changes have been reported in any of the patients in the trial. Investigations have been performed to try to determine whether CAT-152 was the cause of the unusual observation. No definitive explanation has been found. Importantly, however, the unusual appearance was not observed in the glaucoma surgery trials referred to above. CAT has no plans to resume clinical trials in retinal detachment surgery.

         CAT has conducted all clinical trials to date. It is CAT's intention to develop CAT-152 further, thus enhancing its value as a candidate for partnering at a later stage.

J695

         J695 neutralizes Interleukin 12, a pro-inflammatory cytokine molecule associated with many severe autoimmune and inflammatory disorders. Possible indications may include Crohn's disease, rheumatoid arthritis and multiple sclerosis.

         J695 was initially developed in a collaboration between CAT, Knoll and Genetics Institute. Phase I clinical trials for J695 commenced in June 1999. Phase II clinical trials commenced recently. Knoll and Genetics Institute together are responsible for the clinical development and marketing of this agent and have been performing the clinical trials.

CAT-192

         CAT-192 neutralizes the Transforming Growth Factor Beta 1 protein (TGFa1). This offers the potential to provide the first specific treatment for a range of local and systemic scarring and fibrotic conditions where TGFa1 is believed to be principally associated with the development of fibrosis and scarring of the skin and internal organs. Additionally, there is strong support for a role for TGFa1 in promotion of blood vessel formation and growth, tumor growth and metastasis of certain cancers. This suggests that CAT-192 may have important applications in the field of cancer.

         CAT-192 entered Phase I clinical trials in November 1999 in the United Kingdom. Recruitment and dosing in this Phase I study have been completed. Results presented at the British Pharmacological Society show that CAT-192 appears well tolerated with a prolonged half-life of around 40 days in healthy volunteers.

         In September 2000, CAT entered into a strategic alliance with Genzyme to develop and commercialize antibodies directed against TGF(beta). This alliance covers all uses of CAT-192, except in the eye.

         Under the agreement with Genzyme, the immediate focus is on systemic sclerosis (scleroderma). Phase II clinical trials, which are Genzyme's responsibility, are anticipated to start in 2001.

         CAT-192 has the potential to be developed for a number of indications other than scleroderma.

CAT-213

         CAT-213 is currently in preclinical development. CAT-213, a human anti-eotaxin, monoclonal antibody with potential in the treatment of allergic disorders, moved into pre-clinical development during the year. CAT is making satisfactory progress with toxicology and other pre-clinical studies and the program is on target to enter Phase I clinical trials during 2001.

Anti-BLyS

         CAT is working with HGS on a program to develop antibodies to BLyS (B-Lymphocyte Stimulator), a protein which may play a role in several autoimmune and neoplastic disorders. Following the isolation of over 10,000 antibody clones and the characterization of over 1,000 antibodies in detail, clinical candidate antibodies have been demonstrated. HGS plans to start clinical trials in 2001.

Significant license agreements

         CAT initially developed its platform technology in conjunction with the Medical Research Council (the "MRC"). CAT's rights in respect of this technology are governed by a license agreement of January 1997 with the MRC. Under this agreement, CAT receives exploitation rights to key underlying intellectual property and know-how relating to the production and screening of phage antibody display libraries. CAT has exclusive rights, subject to certain rights retained by the MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data, including:

         . to identify, develop, manufacture and commercially exploit antibodies for human use;

         .     to provide antibody isolation services on behalf of customers;
               and

         . to use the molecules isolated by the technology for use in the manufacture of pharmaceutical products or intermediaries.

         CAT pays the MRC royalties of 3% of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT's sub-licensees sell such products, CAT is obligated to pay the MRC between 1% and 2.3% of the net invoice price, calculated in accordance with a specified formula. The royalty obligations of CAT may be reduced under certain circumstances.

         CAT's license with the MRC includes the Winter II, McCafferty and Griffiths patent families, which are described below. CAT also has a non-exclusive license from Dyax Corporation ("Dyax") for rights under certain Dyax patents relating to phage display. CAT will pay royalties to Dyax Corporation on the sale of products made using relevant technology.

         CAT has licensed intellectual property relating to the use of certain inhibitors of TGFa (for prevention of fibrosis) from the Burnham Institute and Integra Life Sciences Corporation. CAT's license is exclusive, royalty bearing and worldwide and allows CAT to make, use and sell certain products which incorporate the intellectual property; it also provides for CAT to pay to the Burnham Institute and Integra a proportion of any up front, milestone or similar payments received in relation to the intellectual property.

         The use of CAT-152 and CAT-192 for the prevention and treatment of fibrosis fall within the terms of this license from the Burnham Institute and Integra.

Agreement with Drug Royalty Corporation

         CAT entered into an agreement with Drug Royalty Corporation of Canada ("DRC") in 1994. This agreement concerns the purchase by DRC for (pound)1.5 million of rights to a percentage of the cash receivable by CAT in respect of revenues from contracts and products and, in the case of contracts or commercial transactions concerning products where a corporate partner subscribes for share capital or instruments convertible into share capital ("equity"), the value of that equity. For these purposes, however, equity value cannot exceed 30% of the maximum monetary value to CAT of the transaction. DRC's rights, as described above, continue until November 13, 2009 although the percentage of cash receivable to which DRC is entitled reduces over time. Until September 30, 2004, DRC is entitled to 3.5%, declining to 2.5% until November 13, 2009.

Intellectual property

         CAT's platform technology is primarily covered by the families of patents described below.

Winter II

         Winter II covers CAT's processes for generating the collections of antibody genes that comprise CAT's libraries. CAT has patents issued in Europe, South Korea, Japan and Australia, which expire in 2009. Patent applications are pending in the United States and Canada. The Winter II patent is co-owned with the MRC, the Scripps Research Institute and Stratagene. Pursuant to CAT's agreement with those parties, CAT has exclusive commercial exploitation rights over Winter II, subject to certain rights held by MRC, Scripps and Stratagene and their pre-existing licensees.

         Winter II was disputed by MorphoSys A.G. in an opposition proceeding in the European Patent Office. In October 1999, the Opposition Division upheld Winter II on 31 of the 32 claims, but ordered an amendment to one of the patent claims. CAT has appealed this determination but does not believe that the amendment will materially harm CAT's rights to the underlying technology. MorphoSys has also appealed this determination.

         CAT filed a lawsuit in the Munich District Court against MorphoSys alleging infringement of the Winter II patent. This proceeding is currently stayed pending the proceedings of the Opposition Division of the European Patent Office and is further described in "-- Litigation" as are other actions relating to this patent.

McCafferty

         McCafferty covers CAT's phage display and target screening technology. CAT has patents issued in Europe, Australia and South Korea, which expire in 2011, and patents in the United States, which expire in 2016. CAT currently has patent applications pending in Canada and Japan and has made divisional applications in Europe. These patents are co-owned by CAT and MRC. CAT may use the related technology to develop and commercialize products under the terms of the MRC license agreement.

         Dyax Corporation, MorphoSys, BioInvent and Pharmacia & Upjohn opposed the European McCafferty patent in the European Patent Office. On July 3, 2000, the Opposition Division upheld the main claims of the patent without amendment. This order is not yet final and unappealable and CAT expects proceedings to continue on appeal.

         CAT's lawsuit in the Munich District Court against MorphoSys also alleges infringement of the McCafferty patent. The U.S. patent is subject to a lawsuit brought by MorphoSys in the district court of Washington D.C., requesting either (1) a determination that MorphoSys is not infringing upon this patent or (2) the patent be invalidated. This is further described in "--Litigation" as are other actions relating to this patent.

Griffiths

         Griffiths covers the use of phage display technology to isolate human "anti-self" antibodies which bind to molecules found in the human body. CAT has patents issued in Australia, which expires in 2012, and the United States, which expires in 2016. CAT has patent applications pending in Canada, Europe and Japan, which, if granted, would expire in 2012. This patent is co-owned by CAT and MRC. CAT may use the related technologies and develop and commercialize products under the terms of the MRC license agreement.

         The U.S. patent is subject to a lawsuit brought by MorphoSys in the district court of Washington D.C., requesting either (1) a determination that MorphoSys is not infringing upon this patent or (2) the patent be invalidated. This is further described in "--Litigation" as are other actions relating to this patent.

Aptein

         In connection with its 1998 acquisition of Aptein, CAT acquired patents covering ribosome display technology, under which human monoclonal antibodies can be displayed in a laboratory environment without the use of a phage. CAT is conducting research and development activities involving this technology.

         These patents have been issued in Australia, Europe and South Korea, which expire in 2010, and in the United States, which expire in 2011. Patent applications are pending in Japan, which, if issued, would expire in 2010.

Intellectual property developed or acquired during the 2000 financial year

         In the United States, patents were granted on chemisynthetic libraries, use of self-splicing introns with the Loxp dual combinatorial system, and on CAT's ProxiMol(R) technology.

         CAT significantly strengthened its patent portfolio relating to TGF(beta) antagonists. A European patent covering CAT-152 was granted, while notice of allowance was received for a patent on TGF(beta)1-specific antibodies. In June, CAT purchased a U.S. patent, covering use of TGF(beta) antagonists in the central nervous system, from the Whittier Institute for Diabetes and Endocrinology. CAT's arrangement with Genzyme includes rights to the "Dasch" patents covering monoclonal antibodies which bind to TGF(beta)1 and TGF(beta)2. In addition, CAT has expanded the scope of its licence from the Burnham Institute to cover use of TGF(beta) antagonists in dermal applications.

Know How

         In addition to patents, CAT relies on trade secrets and proprietary know how. CAT seeks protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for CAT's technology in the event of unauthorized use or disclosure of confidential and proprietary information. The parties to these agreements may breach them. Also, CAT's trade secrets may otherwise become known to, or be independently developed by, its competitors.

Competition

         CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, BioInvent, Abgenix Inc., Protein Design Labs, Inc., MorphoSys AG, Dyax Corporation and Crucell N.V.

         The product candidates based on CAT's technology that are in clinical trials will face competition from established therapies as well as new antibody products.

D2E7

         D2E7 will likely face competition in the treatment of rheumatoid arthritis from Enbrel(R), a TNF(alpha) inhibitor developed by Immunex and American Home Products, which was approved in the United States in 1998 and in Europe in 2000, and from Remicade(R), a TNF(alpha) antibody developed by Centocor and Johnson & Johnson, which was approved in the United States in 1999 and Europe in 2000.

         CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Amgen has filed for approval in the United States for IL-1 receptor antagonist product. Abgenix, Celltech and Medarex each have antibody products in clinical trials. Many other products are also potentially competitive with D2E7.

CAT-152

         CAT is not aware of any other products in development being specifically developed for the treatment of scarring after glaucoma surgery. CAT-152 would potentially compete with existing therapies to lower intraocular pressure, including topical medications such as carbonic antigdrase inhibitors and prostaglandin analogy, and laser surgery.

         CAT is aware that many topical glaucoma drugs are under development and these types of drugs may be improving, which may reduce the need for surgical corrective procedures.

CAT-192

         CAT-192 is currently being tested in the treatment of fibrosis. CAT and Genzyme are currently focusing on developing CAT-192 as a treatment for systemic sclerosis (scleroderma). Many approaches are being considered to treat these diseases. CAT is aware of at least two product candidates in clinical trials for the treatment of scleroderma. Connetics and Celltech recently announced Phase III results on ConXn(R). CAT has learned that this product failed to demonstrate efficacy in treating severe scleroderma.

         CAT is aware that Collgard is testing a topical formation of the small molecule halofuginone in multicenter Phase II clinical trails in the United Kingdom for the treatment of scleroderma.

J695

         J695 is being tested in Phase II clinical trials for autoimmune, including Rheumatoid Arthritis. CAT believes that J695 would face significant competition from many established therapies for these indications.

Regulatory background

Introduction

         In most countries, dealings in drug products are subject to relatively high levels of regulation. By setting detailed and specific requirements for data which must be generated and evaluated before a product can be placed on the market, most systems of regulation ensure that such products are subject to extensive testing and evaluation before being made widely available.

         The testing required once a potential product candidate has been identified involves both preclinical and clinical research. The precise tests undertaken and methods used vary according to the products under development, but basic principles and requirements must be addressed. The performance of preclinical and clinical research is generally subject to legal provisions which are additional to, and separate from, those setting out the data requirements for the purposes of applying for approval to market a product.

         In most jurisdictions, any dealings in drug products at any point in the chain of distribution will be regulated through a system of authorization. In order to place a product on the market, a marketing authorization is required. This is a fundamental requirement since, subject to fairly limited exemptions and the provisions for clinical research, all dealings must be undertaken in relation to authorized products. Manufacturers and wholesalers must have appropriate authorizations covering their activities. Manufacturing, which includes assembly of products into their final dosage forms and packaging operations, is generally strictly regulated. Wholesalers, who supply to the trade, must meet certain criteria both as to staff and premises in order to obtain authorization. Supply at retail level to members of the public is generally controlled through the limitations and conditions placed upon retail outlets through, for example, pharmacy registration and the imposition of statutory limitations, conditions and obligations upon other retail suppliers. Exemptions from the requirements for authorization tend to be extremely limited.

Regulation by the European Community

         The system of regulation of medicinal products for human use at the European Community ("EC") level dates back to 1965. There is a broad range of EC legislation which has been implemented by EU member states governing all aspects of dealing in medicinal products. It is supplemented by numerous guidelines which are not legally binding in most cases. However, failure to comply with, or departure from, their provisions in practice requires justification.

Preclinical research

         European legislation (Directive 75/318/EEC, as amended) imposes certain specific requirements for preclinical testing where the data to be generated will be used for an application for a product marketing authorization in the EC. The basic provisions in legislation are expanded upon in guidance issued by the Committee for Proprietary Medicinal Products ("CPMP") which, while not usually formally incorporated into the legislation, are important. Deviation by companies from such guidance would generally require a strong justification upon application for a marketing authorization. Aspects of preclinical research involving animal testing are subject to the provisions of Directive 86/609/EEC setting down standards to be met by animal testing institutions and those conducting the research. These provisions are enforced through registration and inspection. High standards of practice are also laid down for laboratories by the Good Laboratory Practice Directive (87/18/EEC) and associated legislation, with compliance monitored through a system of inspection.

Clinical research

         Directive 75/318/EEC also establishes the data requirements in respect of research undertaken in humans where the data is intended to be utilized in a marketing authorization application. There are also any number of guidance documents issued by the CPMP. In particular, these include guidelines addressing the conduct of trials in particular therapeutic categories and patient groups and on Good Clinical Practice ("GCP") which adopted text developed by the International Conference for Harmonisation. These guidelines came into force in early 1997 and took account of earlier CPMP guidelines on GCP adopted in 1990. In addition, some general legislation, such as the Directive concerning the Protection of Individuals with regard to the Processing of Personal Data (95/46/EEC), is also relevant to the conduct of clinical research.

         Aside from these provisions, however, the conduct of research in the EC is not yet governed by specific EC legislation. Directive 2001/20/EC, setting out the provisions governing the conduct of clinical trials, has recently been adopted. It will be supplemented by detailed guidelines. The aim of the Directive is to increase harmonization in this area. Member states have until May 2004 to adopt the necessary measures to comply with the Directive and these measures will affect regulation and practice. In the meantime, the national laws and practices of member states will continue to govern research conducted within the local jurisdiction. Variation in these laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the EC

         Pending specific rules, there are some practical influences upon the conduct of research as a result of the requirements concerning the content of application dossiers. These requirements include adherence to GCP and failure to do so may lead to a rejection of an application for a marketing authorization.

         The completion of Phase I, II and III clinical studies is a lengthy process and can take up to six years or more to achieve. Adverse, poor or inconclusive results at any stage can lead to the abandonment of a research program.

         In practice, in member states, clinical studies may only be commenced after notification to/approval by, an independent ethics committee. The process of application for and authorization of a clinical study by the regulatory authorities varies from state to state. Where the results of earlier phase studies do not justify ongoing research, neither ethical nor regulatory approval (where required) will be granted.

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

Marketing

         A medicinal product must have a marketing authorization to be marketed in an EC member state. In 1995, the so-called "New Systems" for authorization of medicinal products were introduced in Europe.

         Council Regulation 2309/93 established a process of European authorization for particular types of biotechnology and high technology products. This centralized application system requires an application for a marketing authorization to be made by the person who will be responsible for placing the product on the market (who must be "established in the Community") to the European Medicine Evaluation Agency ("EMEA"). The EMEA co-ordinates the assessment process and procedure, while the CPMP, as a body of experts drawn from the member states, undertakes (with the assistance of nominated external experts drawn from the EC) the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorization. The final decision as to the grant or refusal of a marketing authorization is taken by the Commission. If successful, an application results in a single authorization for the product which is valid in all member states. The time limits set for the assessment procedure are intended to ensure that a product is thoroughly and expeditiously evaluated to ensure the availability to the public as soon as possible of high quality new products. It is possible for an applicant's schedule to slip, for example, where the applicant delays in responding to queries or provides additional data, and also in the later stages of the process where there are no specific set time limits and bureaucratic procedures can be time consuming. Accelerated evaluation of a marketing authorization application may be initiated by the CPMP in exceptional cases when a product is intended to provide an answer to major public health need defined by: (a) the seriousness of the disease; (b) the absence or insufficiency of an alternative therapy; and (c) the anticipation of high therapeutic benefit.

         The legislation also introduced a system of "Mutual Recognition" under which an authorization for a product gained in one member state (the "Reference Member State") can be used as the basis for gaining authorization in others without, in theory, the repetition of the lengthy product assessment already carried out by the first member state in authorizing the product. Objections to such recognition may be made by member states within time limits set by the legislation. The process of dealing with objections ("arbitration") may significantly lengthen the time elapsing between the initial application and approval in the nominated member states. Arbitrations are handled by the CPMP whose decision on the matters subject to dispute, when it has been adopted by the Commission, is binding in all member states. The outcome of an arbitration may adversely affect marketing authorizations obtained prior to the arbitration in cases where the result is a decision limiting the terms of, or refusing, a marketing authorization. The Mutual Recognition procedure is an option for all products for which the centralized procedure is not compulsory under Regulation 2309/93.

         Some companies will have the option under the rules to use either procedure to authorize a new product. In some cases, the relative flexibility of certain aspects of the Mutual Recognition system may recommend that system above the centralized process. In others, the perceived benefits of a single EC-wide authorization and the relative simplicity of a single application in Europe will influence the system of choice.

         The EC has recently introduced provisions in respect of "orphan drugs" (i.e. products for the treatment of serious diseases affecting five in 10,000 people on average in the Community). Previously, the requirements relating to data to support marketing authorization applications permitted the submission of a more limited set of data concerning safety, quality and efficacy when: (a) the indications for which a product was intended were rare conditions so that the applicant could not reasonably be expected to provide comprehensive evidence;
(b) the state of scientific knowledge did not enable the provision of comprehensive data; or (c) there were ethical reasons precluding the collection of data. In such cases, a marketing authorization could be obtained despite a more limited supporting dossier but subject to: (1) the completion of an agreed study program in a specified time, (2) strict limitation upon the basis of supply, administration and supervision of use, and (3) the insertion of text into information provided with the product and to practitioners alerting the practitioner to the limited nature of available product data. Under the new provisions, once a marketing authorization for an orphan drug has

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

been granted, no further applications by third parties for the authorization of similar products for the same indications will be accepted for a period of 10 years. This period may be reduced to six years in the event the product reaches certain profit levels within five years from authorization. Licensing charges may be waived in whole or in part.

         After an authorization has been granted (for a period of five years), and a product has been brought to market, numerous obligations are imposed upon the marketing authorization holder by the legislation. These include the obligation to ensure that the product keeps pace with the state of scientific and technical knowledge, in particular, in terms of its manufacture and control. This means applying to vary the marketing authorization when the circumstances and technical knowledge warrant updating and amendment. Requirements for pharmacovigilance and the reporting of adverse reactions to products are central to the legislation. Advertising and the production of labeling and patient information leaflets are each specifically regulated by Directives, with local codes of conduct and practice also in place and, in some cases, providing additional controls on corporate activity. The provisions of the legislation (which include the requirement, in relation to the function of pharmacovigilance and information services, to have a nominated individual within CAT responsible for compliance) require significant resourcing in terms of staff and expertise which may be sourced in-house and/or from external providers.

         The regulatory authorities have power to suspend, revoke or vary a marketing authorization after grant if no longer satisfied as to product safety, quality or efficacy or any combination of these. The requirements for the performance of comprehensive pharmacovigilance and frequent reporting and assessment in respect of marketed products are of central importance and are designed to enable companies and regulators to detect produce safety concerns as early as possible and take appropriate action in the interest of public health in the EC.

         The harmonization and streamlining of decision-making on such matters in the EC through the CPMP means that a concern arising in one member state in relation to a product which is marketed in several will be examined at the European level and the outcome of the examination will affect the product and its authorization across all member states in which it is sold and supplied.

Manufacturing

         Manufacturing conducted within the EC must meet Good Manufacturing Practice ("GMP") requirements (Directive 91/356/EEC). These currently apply only to marketed products, but in the future, with the introduction of the clinical trials directive, will also apply to products intended for clinical research purposes. The legislation (Directive 75/319/EEC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products onto the European market and the qualifications which must be held by the personnel authorized to undertake such activities. Inspection of manufacturing site facilities and validation of procedures are a prerequisite to a product gaining a marketing authorization and to a manufacturer being authorized to produce or assemble medicinal products and are regularly undertaken by regulatory authorities, both by local inspectors and by inspectors representing other countries in which the products in question are to be sold. The failure of an inspection can be a serious matter. Product supplies may be interrupted and/or a recall required in the most serious cases, plant closure, pending rectification of defects may be ordered. The legislation also requires clear, contractual documentation concerning the provision of manufacturing services by one company to another, in particular, where aspects of the manufacturing process are contracted out by the main manufacturer to others.

Wholesaling

         As with manufacturing operations, all wholesalers must be authorized by the authorities in the country in which they operate. Wholesale distribution in the EC is governed by Directive 92/25/EEC and the Good

Distribution Practice Guidelines cross-referenced in it. Wholesalers must meet minimum requirements in terms of staff, facilities and procedure in order to obtain and retain an authorization.

Pricing

         In a number of member states, it is not possible to market a product until pricing negotiations with the responsible government authorities have been concluded. Authorization by the regulatory authorities does not guarantee the negotiation of a satisfactory price, or of reimbursement status under national public health systems, for the products concerned.

Supplementary protection certificates

         The time taken to research and develop medicinal products eats into the marketing time protected by a product patent or patents and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the EC introduced Regulation 1768/92 creating a Supplementary Protection Certificate ("SPC") for authorized products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired. The period during which the certificate is effective depends on calculations based upon the date of the application for the patent and the grant of the first marketing authorization for a product derived from the patent, with an upper limit of five years.

Abridged applications - "market exclusivity"

         In cases where the patent and SPC have expired (or are not available), medicinal products can benefit from EC provisions which are commonly described as the rules of "market exclusivity", but which in fact govern the making of so-called abridged applications for marketing authorizations. An abridged application is one in which the full data requirements are relaxed, allowing the submission of a more limited dossier provided that the conditions under Directive 65/65/EEC Art. 4(8)(a) are met.

         Most significantly, under EC law, a third party whose product is said to be essentially similar to one already on the market is effectively prevented for a period of between six and ten years (from authorization) from relying upon pre-existing data submitted in support of a prior full application by another company, except in certain defined and limited circumstances.

         The period is fixed at ten years for products derived from biotechnological processes specified in Part A of the Annex to Regulation 2309/93 (for which the centralized procedure is compulsory), and "high-technology" products viewed by the competent regulatory authorities as representing significant innovation and falling within Part B of the Annex (for which the centralized procedure is an option). Member states may elect to extend the period of "protection" from six to ten years in respect of other products. This discretion has been exercised by the UK for example.

         The rules do not, however, prevent a competitor from making a marketing authorization application by relying upon a full data package compiled by the applicant, or by reference to published literature, or, with the consent of the owner of the original data, by cross reference to the data held on file by the regulatory authorities.

         The rules are only intended to limit the circumstances in which a marketing authorization may be granted without a full data package on the basis of cross reference to existing data generated by someone other than the applicant, in order to protect the interests of the originator of the filed data who undertook and resourced the original research necessary to support a full application to market.

         The rules are unfortunately unclear in some respects and their interpretation is subject to variation and dispute. Divergent views are taken by regulatory authorities on the availability of protection, for example, where new data is generated in respect of a variation to an existing product involving substantial "investment" by the originator. There has been significant litigation as a result.

CAT product candidates

         Many, if not the majority, of therapeutic products developed through the application of CAT's technology will fall within the ambit of Regulation 2309/93. All products developed by means of DNA technology, controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells and hybridoma and monoclonal antibody methods will be subject to compulsory centralized authorization for the purposes of marketing within the EC. In the remaining cases, there will be an option as to the approval process. 10 years "market exclusivity" will apply across all member states in either case where centralized procedures are applied. Clinical research programs must be conducted according to local and EC requirements to ensure the acceptability of data generated for EC regulatory purposes.

Competition Regulation

         CAT's activities are subject to European Union and U.K. competition law, including Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the European Community and affect trade between member states. Provisions of agreements restricting competition (within the meaning of Article 81(1)) are void. In certain cases, subject to exceptions, parties entering into agreements restrictive of competition under
Article 81(1) may be subject to fines imposed by the European Commission of up to 10% of their respective annual worldwide revenue and to claims of damages from other parties who have suffered loss by reason of the anti-competitive restriction.

         Certain license agreements that CAT has entered into, or may enter into, will grant or may grant exclusive worldwide licences of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1). CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any license agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable.

United States

Regulatory authorities

         The development and marketing of drug products for human use in the United States is extensively regulated at the federal and state government levels. The principal federal regulatory agency is the Food and Drug Administration ("FDA") within the U.S. Department of Health and Human Services. Although most states maintain one or more agencies with power to regulate drug products, they generally defer to the FDA in matters relating to product development and approval. Some of CAT's products may be subject to state regulation as well as FDA regulation.

Cost of pre-market testing

         Due to the requirements imposed by the FDA, the development process for new pharmaceuticals in the United States is lengthy, expensive and commercially risky. The great majority of compounds screened for possible development are ultimately rejected at some stage in the pre-market testing process. Total development time for successful compounds often exceeds ten years.

         Under the provision of recent legislation establishing "user fees"( e.g. registration fees) for human drug applications (including new drug applications and biological license applications), the FDA has made commitments to reduce the review time for marketing authorization applications. Although the agency has achieved some reductions, especially for high-priority medicines, the review process remains lengthy and complex and approval is never certain. There has been little or no reduction in the testing required before applications are submitted, which consumes most of the time spent in developing new drug products for the U.S. market.

Animal testing

         FDA regulations govern all stages of the development and marketing of drug products. Safety studies in laboratory animals that are intended to be submitted to the FDA in support of marketing authorization applications must ordinarily comply with principles of Good Laboratory Practice and they are subject to inspection and verification by the FDA or foreign government agencies with which the FDA maintains mutual recognition agreements.

Clinical trials

         All clinical trials of investigational drug products in the United States must be carried out under investigational new drug ("IND") exemptions, in accordance with FDA regulations. Those regulations impose requirements for documenting the safety of proposed clinical studies, provide for submissions to the FDA before clinical studies can commence and authorize the FDA to suspend or withdraw permission to continue clinical studies. Sponsors of clinical studies must maintain records and make reports to the FDA, including reports of adverse events from human use and significant findings from studies in animals. Although the FDA affords sponsors some discretion in the design of early phase clinical studies, it is common for sponsors to confer with the agency on the design of later phase studies, especially pivotal Phase III clinical studies that will provide the principal evidence of safety and effectiveness for marketing approvals.

         Advertising and commercial distribution of investigational products are ordinarily prohibited, but in certain circumstances, the FDA will permit sponsors to charge patients for investigational medicines. There are special procedures for "treatment INDs" to allow for compassionate use while controlled clinical studies are underway.

         FDA regulations impose requirements for Good Clinical Practice ("GCP") and protection of human subjects in clinical studies. Informed consent of study subjects is required, and studies must be reviewed and approved by Institutional Review Boards ("IRBs") which are subject to inspection and regulation by the FDA. Clinical studies in vulnerable populations (e.g. prisoners, children, mental incompetents and pregnant women) are subject to special scrutiny.

Approval procedures and criteria

         U.S. drug law establishes different procedures and criteria for the approval of biological products (product license applications and establishment license applications, or PLAs and ELAs, respectively, and a unified biological license application, or BLA, for well-characterized biological products), other new drugs (new drug applications, or NDAs) and antibiotic drugs (antibiotic drug applications). Monoclonal antibody products are subject to regulation as biologics generally. In practice, however, the FDA applies essentially the same requirements for approval of all products, proof of safety and effectiveness, demonstration of adequate controls in the manufacturing process and conformity with requirements for labeling. Effectiveness must ordinarily be demonstrated on the basis of two adequate and well-controlled clinical studies carried out in accordance with FDA regulations. In addition, the FDA has issued guidelines for clinical studies of specific types of pharmaceutical products.

         The FDA has substantial discretion to determine whether the data submitted in support of a drug product is adequate for approval. The agency is not required to consult with independent experts when it reviews new products, but, in practice, it often seeks the opinion of an advisory committee. Applicants have the right to an administrative hearing and judicial review of the refusal to approve a pharmaceutical product, but the FDA's decisions on issues relating to safety and effectiveness are nearly always conclusive.

Regulation of software and other medical devices

         The FDA also regulates software and other medical devices used to diagnose and treat illnesses and other medical conditions. To the extent that CAT's products are or become medical devices, they will or would be subject to FDA review and regulation.

Accelerated approval

         FDA regulations authorize accelerated approval of pharmaceutical products that offer a significant improvement in the treatment of fatal or life-threatening conditions. Approval can be based on clinical studies using surrogate end-points, but applicants must ordinarily agree to continue clinical studies after approval and to accept other conditions, including simplified procedures for withdrawal of approval.

Acceptance of foreign clinical data

         The FDA will accept applications that include reports of foreign clinical studies if they meet requirements for GCP and are deemed relevant to U.S. medical practice. It is, however, uncommon for the agency to approve a new pharmaceutical product without some evidence from clinical studies conducted in the United States, and most sponsors carry out at least one pivotal study in this country. Studies conducted in the United States are subject to special audits by the FDA and may be rejected if U.S. requirements for record-keeping, protection of human subjects and other matters relating to GCP are not met.

Non-patent market exclusivity

         U.S. drug law creates two forms of non-patent market exclusivity. First, the law prohibits approval of abbreviated new drug applications or literature-based applications for copies of innovative products for a period of five years after the approval of a new chemical entity and three years after the approval of a new indication or dosage form for which substantial clinical studies were required. These provisions do not preclude approval of competitive applications based on original data, and they apply only to new drugs, rather than antibiotics or biological products.

         Secondly, the law provides for a special seven year period of protection for "orphan drugs" (e.g. drugs for diseases that affect fewer than 200,000 persons in the United States or that are unlikely to repay development costs). During this period, the FDA is ordinarily precluded, subject to complex exceptions, from approving any application for the same drug, even if it is based on original data. These provisions apply to all drugs, including antibiotics and biological products as well as new drugs.

Manufacturing controls

         The FDA inspects pharmaceutical manufacturing establishments for compliance with requirements of its Current Good Manufacturing Practice ("CGMP") regulations and conformity with specifications in marketing approvals. In addition, biological manufacturing establishments must be licensed by the FDA, although for specified products the facility is approved within the BLA. The agency inspects foreign manufacturing facilities that supply bulk or finished products for the U.S. market; if companies cannot meet FDA requirements, their products may be excluded from the United States.

Export controls

         U.S. drug laws restrict exports of unapproved new drugs and biological products for commercial distribution and clinical investigation outside the United States. Such drugs can only be exported for commercial use if they have been approved in designated jurisdictions (the EC and the individual member states). Exports are also permitted for clinical studies in the designated countries after notification to the FDA, but exports for clinical studies in other countries may require prior approval. Less restrictive rules apply to exports of unapproved antibiotics.

Advertising and promotion

         The FDA closely regulates advertising, promotion and marketing of prescription drugs. Promotion for unapproved uses is prohibited, and sponsorship of medical symposia and publications is restricted. Financial incentives to prescribers are regulated under federal and state civil and criminal laws as well as codes of practice for the medical professions. Advertising of over-the-counter drugs is chiefly regulated by the Federal Trade Commission.

Enforcement powers

         The federal government has extensive powers to compel compliance with medicines laws. Violative products are subject to seizure, and imported products may be detained. Companies and individuals that violate the law are subject to sanctions, including injunctions and criminal penalties with no requirement for proof of negligence or intent. Persons and companies convicted of certain offenses can be temporarily or permanently barred from involvement in the drug approval process. The U.S. federal government can suspend or withdraw approval of products if questions arise concerning safety or effectiveness.

Product liability

         Companies that market drug products in the United States are subject to suit in state and federal courts for personal injuries caused by their products. The risk of product liability is significantly greater than in most European jurisdictions, and damage awards can be substantial. FDA approval is seldom a defense to liability, but failure to comply with FDA requirements may constitute evidence of negligence or conduct warranting punitive or exemplary damages.

Potential limitations on U.S. third-party reimbursement and U.S. health care reform

         Sales of CAT's products will depend in part on the availability of reimbursement from third party payors and the state and U.S. Federal governments. Revenues also may be negatively impacted by ongoing U.S. healthcare reform efforts which seek to contain costs and may limit or prescribe treatments and/or services reimbursed by the government.

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

Facilities

         CAT currently occupies two facilities in the village of Melbourn, Cambridgeshire, England, totalling 46,000 square feet of office and laboratory space. Beech House has 23,000 square feet and is held under a lease which expires in 2010. Cambridge House, which comprises the remaining 23,000 square feet is owned by CAT. CAT intends to increase the number of its employees substantially and the existing facilities will not be sufficient to accommodate all of CAT's activities.

         CAT recently agreed to lease a new 20,000 square foot building, the Franklin building, at Granta Park in South Cambridgeshire, England. The term of that lease is 15 years following CAT's initial occupancy and is subject to CAT's right to terminate the lease early in certain circumstances. In May 2001 CAT concluded the first phase of its relocation to the Franklin Building. The Franklin Building will be occupied by CAT's Pre-Clinical and Medical departments.

         CAT has also agreed to lease two further buildings in South Cambridgeshire, England, the first of which is now under construction, to provide future accommodation. These will comprise approximately 66,000 square feet of office and laboratory space. Work is progressing on this phase of the relocation. CAT also has an option to lease additional space.

         These new facilities will be tailored to CAT's specific requirements and will involve substantial capital expenditures in fitting out and equipping them.

         Other than the above, CAT's primary fixed assets are laboratory, computer and office equipment.

Environmental and safety

         CAT is subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with these and similar future regulations is substantial. Although CAT believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated.

         CAT believes it is in compliance in all material respects with applicable health and safety and environmental regulations. CAT believes that it deals with health and safety and environmental legislation in a responsible, proactive and professional manner in order to safeguard personal and environmental safety. The organization and management of health and safety at CAT is clearly stated in a CAT policy document which is available to all staff. The board of directors receives formal reports on health and safety from the safety manager on a quarterly basis and has given one executive director, Dr. David Glover, special responsibility for health and safety.

         The primary umbrella legislation dealing with health and safety is the Health and Safety at Work Act 1974 which is now supplemented by the Management of Health and Safety at Work Regulations 1999.

         In order to facilitate providing a safe working environment, regulation 3 of the Management of Health and Safety at Work Regulations 1999, requires employers to make a "suitable and sufficient" assessment of the risks to the health and safety of both their employees while at work and to other people arising out of or in connection with CAT's business. This process requires CAT to undertake stringent risk assessments to systematically identify hazards in the workplace and put in place any preventative or control measures necessary. Where an assessment is required under other statutory provisions, for example, the Control of Substances Hazardous to Health Regulations 1999 or the Genetically Modified Organisms (Contained Use)

Regulations 2000, it will often be required to comply with the standard set by the Management of Health and Safety at Work regulations and so one assessment may satisfy the requirements of both pieces of legislation.

         These assessments once completed, are available as paper copy form held by the relevant line manager, or as electronic copy to all staff via CAT's company intranet. Assessments are reviewed when work practices change or on an annual basis, whichever occurs sooner.

         CAT is satisfied that the overall processes involved in its scientific operations do not require authorization under U.K. environmental legislation. However, it does hold certain permits relating to specific aspects of its operations. These include a discharge consent under the Water Resources Act 1991 and an authorization for the use and disposal of radioactive substances under the Radioactive Substances Act 1993. CAT also has in place a standard operating procedure to ensure the proper disposal of waste regulated under the Special Waste Regulations 1996.

Litigation

         Except as described below, CAT is not aware of any legal or arbitration proceedings which may have, or has had in the 12 months preceding the date of this document, a material effect on CAT's financial position.

         Continental Venture Capital Limited ("CVC"), a former shareholder, has alleged in U.S. federal court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue 25,790 ordinary shares. CAT believes that CVC's claim is groundless. However, CAT cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, CAT has been advised that CAT would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. CAT estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. As a result, the proceedings are continuing. CAT intends to continue to defend this lawsuit vigorously.

         In September 1998, CAT commenced a patent infringement action in the Munich District Court against MorphoSys of Germany who CAT believes is infringing two of CAT's key patents - Winter II and McCafferty. The action was stayed by the German Court pending completion of proceedings by the European Patent Office concerning the patents. The Opposition Division upheld the Winter II and McCafferty patents. Both CAT and MorphoSys have appealed the decision of the Opposition Division with respect to Winter II and CAT expects proceedings to continue on appeal in the Opposition Division with respect to McCafferty. CAT is currently considering whether to request the Munich District Court to hear its action. CAT cannot assure investors as to whether the Court, if requested, would agree to hear the action or as to the outcome of this litigation.

         In April 1999, MorphoSys commenced an action against CAT in the U.S. District Court of Washington D.C. concerning a third CAT patent, Griffiths. The MorphoSys action asked the court to revoke CAT's Griffiths patent and/or declare that MorphoSys does not infringe the patent. CAT is defending the lawsuit and does not believe there is any merit in the claims. The district judge has issued a Markman ruling. Both parties filed cross motions for summary judgment, both of which were denied by the district judge. The trial began on March 19, 2001. On March 30, 2001, the jury was unable to reach a verdict on all but one of the questions before it (the only issue decided was that CAT was entitled to the priority dates of its British applications). Several post-trial motions are pending before the court and the parties are awaiting the court's decision. If the court does not rule as to the validity of the patent, then the case will be retried at a later date to be arranged. CAT cannot assure investors as to the outcome of this litigation.

         In September 1999, MorphoSys sought to add the U.S. McCafferty patent to the suit, asking the court to revoke the U.S. McCafferty patent and/or declare that MorphoSys does not infringe the U.S. McCafferty patent. The court ruled that MorphoSys could bring its action on the McCafferty patent. CAT intends to defend the litigation involving MorphoSys vigorously. A trial date has been set for April 2002. CAT cannot assure investors as to the outcome of this litigation.

         In each of the MorphoSys lawsuits, there is a risk that the patents may be revoked or that a determination will be made that MorphoSys does not infringe the patents. If either of these events occur, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

         On July 5, 2000, Crucell, formed by a merger between U-Bisys and Introzene issued a writ against the Medical Research Council returnable in the Hague Court on October 10, 2000, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of the patent. Subsequently, on September 15, 2000, Crucell issued a second writ seeking an identical declaration in respect of the McCafferty patent. Pursuant to the terms of its agreement with the MRC, CAT is responsible for the defense of these proceedings. In response to motions filed by CAT's lawyers, the court declined jurisdiction for Crucell's non-infringment claim on Winter II and will assume jurisdiction only on the invalidity claim and limited to the Netherlands only. A similar ruling on jurisdiction is expected in the McCafferty case. CAT intends to defend both of these proceedings vigorously. CAT cannot assure investors as to the outcome of this litigation.

CAT and the group

         Cambridge Antibody Technology Group plc is the holding company of the group. All other companies in the group are incorporated in England and Wales and have their registered office at The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England, except where stated:

                                Country/State of
                                incorporation and                                          Percentage of ordinary
                                operation                    Principal activity            shares held
Cambridge Antibody              England and Wales            Research and                  100
Technology Limited                                           development
CAT Group Employees'            England and Wales            Share scheme trust            100
Trustees Ltd.                                                company
Optein, Inc. (trading as        Delaware                     Research and                  100 (a)
Aptein, Inc.)                                                development
Denzyme ApS                     Denmark                      Research and                  100 (b)
                                                             development
CAT Employee Benefit            Jersey                       Not active                    100 (c)
Trust Limited

--------------------------

(a) Optein, Inc. is incorporated in the state of Delaware and the address of its agent for service of process is Perkins Coie LLP, 1201 Third Avenue, 48th Floor, Seattle, WA 98101-3099.

(b) Denzyme ApS is held indirectly through a subsidiary and is incorporated in the Kingdom of Denmark and its registered office is at Gustav Wieds Vej 10, 800 Aarhus C. Denmark.

(c) CAT Employee Benefit Trust Limited is held indirectly through a subsidiary and is incorporated in Jersey and its registered office is at 22 Grenville Street, St. Heller, Jersey JE4 8PX, Channel Islands.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                            MANAGEMENT'S DISCUSSION
                           AND ANALYSIS OF FINANCIAL
                           CONDITION AND RESULTS OF
                                  OPERATIONS

Overview

         CAT is a biotechnology company based in the United Kingdom with an advance platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. CAT uses its proprietary technologies for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

         CAT's aim is to secure short term revenues through licenses of its technology and long term revenues through product development, working in partnership with other companies at all stages of the drug product discovery and development process. CAT's past and present collaborative partners include Eli Lilly, Pfizer, Knoll AG (a subsidiary of Abbott Laboratories), Genentech, ICOS Corporation, Genetics Institute/Knoll, Wyeth-Ayerst, ZymoGenetics, Pharmacia, Human Genome Sciences, AstraZeneca, Genzyme Corporation, Immunex and Elan. CAT's collaborative agreements may cover research activities or product development or both.

         There are currently four human monoclonal antibody product candidates in clinical trials that were developed using CAT's technology, which are described in "Description of Business - Product pipeline summary." These product candidates offer potential treatment for rheumatoid arthritis, scarring in the eye, severe autoimmune and inflammatory disorders and a range of local and systemic fibrotic conditions. A fifth product candidate, which has potential to treat allergic disorders, and a sixth with potential to treat autoimmune and neoplastic disorders are in preclinical development.

         A key element of CAT's strategy is to exploit its technology platforms in partnership with other companies. CAT has been successful in attracting partners and continues to seek further collaborations. CAT expects to generate long term revenue from the commercialization of therapeutic antibody products. Short term revenues are recognized from fees for access to CAT's technology, fees for research services and milestone payments under CAT's research collaborations.

         CAT's own product development activity focuses on the `value-adding' stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT's technology is developed solely by CAT's collaborative partner, CAT will generally receive long term revenue in the form of milestone payments on certain key events and royalties should the product be marketed. Where CAT is responsible for product development, either on its own or with a partner, it can expect to receive a higher share of the revenues derived from the product.

         The structure of CAT's agreements has varied widely. Some arrangements provide for CAT to engineer antibodies for specific antigens, which antibodies would then be developed further by the partner. CAT has also licensed its technology for research purposes to corporate partners with options for licensing for commercial purposes at a later stage. Other arrangements have aimed for a closer and more collaborative relationship with the partner. CAT tailors such arrangements to the partner according to its requirements and circumstances and the technology and know-how contributed. Fees for access to proprietary technologies and the provision of research and development services are generally for a fixed period (which may be extended at a partner's option) and are subject to minimum performance requirements. Milestone payments are linked to technical criteria or to the achievement of key stages in product development and may not be realized for scientific reasons or because development has been discontinued. Product development is inherently risky and it is likely that a proportion of development programs may fail or otherwise be discontinued and this could take place at any stage.

         As a result of CAT's reliance on collaboration arrangements, CAT's revenue profile has historically fluctuated from period to period, because the majority of revenue to date has been in the form of license fees and milestone payments. CAT anticipates that over time the profile of revenues is likely to become more regular:

         .     as the number of collaborations increases;

         . particularly as the proportion of income generated in the shorter term from fees for access to technology and the provision of research services increases; and

         . ultimately as income for royalties resulting from product sales begins to be realized.

         CAT does not believe that its revenue profile is seasonal.

         CAT's costs of sales are typically fees payable as a percentage of its revenues. Substantially all of the direct costs reported in the financial statements are DRC's share of revenues payable as described under "Description of Business -- Agreement with Drug Royalty Corporation." In future periods, when CAT receives royalties on product sales under its various licenses and collaboration agreements, direct costs will also include royalties payable to MRC or Dyax and where relevant, to the Burnham Institute and Integra as described under "Description of Business -- Significant license agreements."

         CAT expects to expend significant amounts on research and development and the conduct of clinical trials for certain products that are currently being developed internally. CAT believes that more extensive clinical data will enable it to enter into additional collaborative arrangements. CAT expects that this will substantially increase its expenditures over the next few years. With the exception of the 1994 financial year, CAT has not been profitable since formation in 1990 and expects to incur substantial and increasing losses for a number of future years, due mainly to the low level of current revenues relative to expenditures and the costs of maintaining and expanding its research and development activities, including preclinical and clinical studies, and of its general and administrative resources. CAT expects that losses will fluctuate from period to period and those fluctuations may be significant and will depend, among other factors, on the progress of CAT's research and development activities and the realization of milestone payments and other fees.

Results of operations

Years ended September, 30, 2000, 1999 and 1998

         Revenues increased to (pound)10.1 million in the 2000 financial year from (pound)1.8 million in the 1999 financial year and (pound)1.4 million in the 1998 financial year.

         The increase in revenue from the 1999 financial year to the 2000 financial year resulted from increases in license fees, milestone payments and contract research fees under CAT's collaborative arrangements. CAT recognized approximately (pound)4.1 million of revenues from non-recurring license fees in the 2000 financial year, compared with no such revenues in the 1999 financial year. These revenues were earned pursuant to CAT's collaborative arrangements with Human Genome Sciences and in connection with the granting of an exclusive product license to Wyeth-Ayerst for the amyloid (beta) peptide. CAT recognized (pound)1.3 million of milestone and other revenues in the 2000 financial year, compared with (pound)1.1 million in the 1999 financial year. Milestone payments are typically earned based on achievements in research and development, success in clinical trials and receipt of regulatory approvals and may not be comparative from period to period. The increase primarily resulted from CAT's receipt of a milestone payment from Knoll following the entry of D2E7 into Phase III clinical trials. CAT also earned milestones pursuant to its arrangement with Astra Zeneca in the 2000 financial year. CAT recognized (pound)4.8 million of revenues from contact research fees in the 2000 financial year compared with (pound)0.7 million in the 1999 financial year. The increase resulted from the commencement of work under CAT's collaboration arrangements with Human Genome Sciences and Pharmacia and an increase in fees received pursuant to CAT's collaboration with Wyeth Ayerst. In the 2000 financial year, CAT received (pound)4.8 million pursuant to its collaborative arrangements with Human Genome Sciences, Pharmacia and Wyeth Ayerst for services to be provided in future periods. This amount was classified as deferred revenue in the 2000 financial year and will be recognized as revenue in future periods.

         CAT's non-recurring license revenues decreased from (pound)0.7 million in the 1998 financial year to none in the 1999 financial year. The payment in the 1998 financial year was pursuant to CAT's collaborative arrangement with Eli Lilly. Revenues recognized from milestones and other revenues increased from (pound)0.4 million in the 1998 financial year to (pound)1.1 million in the 1999 financial year. The increase resulted from milestones achieved pursuant to CAT's collaborative arrangements with Knoll and AstraZeneca. Contract research fees increased from (pound)0.3 million in the 1998 financial year to (pound)0.6 million in the 2000 financial year. The increase resulted from the commencement of contract research under CAT's collaborative arrangement with Wyeth-Ayerst.

         In the 2000 financial year, CAT derived (pound)158,000 of revenue from the United Kingdom, (pound)1.1 million of revenue from Europe (excluding the United Kingdom) and (pound)8.9 million of revenue from the United States. In the 1999 financial year CAT derived (pound)238,000 of revenue from the United Kingdom, (pound)831,000 of revenue from Europe (excluding the United Kingdom) and (pound)730,000 of revenue from the United States. In the 1998 financial year CAT derived (pound)1,019,000 of revenue from Europe (excluding the United Kingdom), (pound)235,000 of revenue from the United States and (pound)100,000 of revenue from the rest of the world.

         Operating expenses for the 2000 financial year were broadly in line with expectations and reflect the increasing scale and complexity of CAT's activities.

         Staff numbers rose over the 2000 financial year from 146 to 189 at the end of the financial year (the average over the year was 161). Further recruitment is ongoing and staff numbers are anticipated to build to approximately 250, with the greater part of that increase in the 2000 financial year. There was a charge during the 2000 financial year of (pound)0.5 million for employer's National Insurance payable on the exercise of certain options granted in December 1999, compared with no such charge in the comparative period, and a provision for the cost of shares to be allocated under the employee share scheme of (pound)0.5 million, compared with a (pound)0.2 million charge in the 1999 financial year and a (pound)0.1 million charge in the 1998 financial year.

         Research and development expenses increased to (pound)15.7 million in the 2000 financial year from (pound)13.6 million in the 1999 financial year and (pound)9.1 million in the 1998 financial year. The increases reflect an increase in the scale of CAT's activities, research and development staff numbers increasing from 92 at the beginning of the 1998 financial year to 163 at the end of the 2000 financial year and increased expenditures for laboratory and general supplies. The increase also reflects a commitment to CAT's internal development activities and the resulting expenditures with external suppliers on pilot manufacture and clinical trials. Research and development expenditures were also affected by payments of (pound)1.1 million for access to intellectual property, primarily to The Burnham Institute and Integra Life Sciences, Stratagene and The Whither Institute for Diabetes and Endocrinology. Similar payments totalled (pound)0.6 million in the 1999 financial year and (pound)0.1 million in the 1998 financial year.

         General and administrative expenses increased to (pound)4.8 million in the 2000 financial year from (pound)2.7 million in the 1999 financial year and (pound)2.1 million in the 1998 financial year. The increase in the 2000 financial year was primarily due to an increase in fees relating to patent litigation. These fees were (pound)1.7 million in the 2000 financial year, compared to (pound)0.3 million in the 1999 financial year. The remaining increase in the 2000 financial year, and the increase in the 1999 financial year, were primarily caused by costs associated with increased personnel.

         Total depreciation expenses increased from (pound)0.8 million in the 1998 financial year to (pound)1.6 million in the 1999 financial year and to (pound)1.8 million in the 2000 financial year. This reflected a substantial investment in fixed assets in recent years, particularly Cambridge House and equipment sited there. Amortization expenses increased from (pound)0.1 million in the 1998 financial year to (pound)0.4 million in each of the 1999 and 2000 financial years reflecting the amortization of the Aptein patents in the 1999 and 2000 financial years.

         Net interest income increased to (pound)5.6 in the 2000 financial year from (pound)1.8 million in the 1999 financial year. Interest income was (pound)3.0 million in the 1998 financial year. Average balances of investments in liquid resources decreased from the 1998 financial year to the 1999 financial year as cash was consumed by operating activities following CAT's initial public offering in March 1997. In the 2000 financial year, cash and investments in liquid resources increased due to issuances of equity securities in connection with strategic collaborations in December 1999, April 2000 and October 2000 and a share offering in April 2000, resulting in increased interest income. Except for immaterial amounts of interest paid under automobile leases, CAT has not expended any interest for borrowed money in any of the periods.

Six months ended March 31, 2001 and 2000

         Revenues in the six-month period ended March 31, 2001 increased to (pound)6.6 million from (pound)6.4 million in the six-month period ended March 31, 2000. Non-recurring license fees comprised a significant proportion of CAT's revenues in both periods, paid by Immunex in the six months ended March 31, 2001 and by HGS in the six months ended March 31, 2000. During the six months ended March 31, 2000, CAT received a milestone payment from BASF on the commencement of Phase III clinical trials for D2E7, compared with no milestone payments in the six months ended March 31, 2001. CAT's contract research revenue generated from ongoing collaborations with HGS, Wyeth-Ayerst and Pharmacia was similar in both periods.

         Research and development expenses increased to (pound)9.2 million in the six months ended March 31, 2001 from (pound)7.2 million in the six months ended March 31, 2000. The increase in the six months ended March 31, 2001 reflects primarily costs associated with increased personnel and related costs.

         General and administration expenses increased to (pound)3.0 million in the six months ended March 31, 2001 from (pound)1.8 million in the six months ended March 31, 2000. The increase in the six months ended March 31, 2000 was in part due to costs associated with patent litigation.

         Total depreciation expenses increased to (pound)1.0 million in the six months ended March 31, 2001 from (pound)0.9 million in the six months ended March 31, 2000. This reflected continued investment in fixed assets. Amortization expenses remained unchanged at (pound)0.2 million in both periods.

         Net interest income increased to (pound)4.9 million in the six months ended March 31, 2000 from (pound)0.8 million in the six months ended March 31,1999. This increase primarily resulted from higher average balances of investments in liquid resources as a result of cash raised in the 2000 share offering and share sales in connection with strategic collaborations.

Liquidity and capital resources

Since formation, CAT has financed its operations primarily through:

         .     an ordinary share offering in April 2000;

         .     an initial public offering of ordinary shares in 1997;

         . subscriptions for ordinary shares in connection with strategic collaborations;

         .     revenue from collaborative arrangements;

         . private placements of its ordinary shares prior to its initial public offering; and

         .     CAT's arrangement with DRC.

         During the 2000, 1999 and 1998 financial years, CAT's net cash used by operating activities was (pound)3.6 million, (pound)11.8 million and (pound)8.7 million, respectively, and in the six months ended March 31, 2001, CAT's net cash used by operating activities was (pound)5.9 million in each case, resulting principally from operating losses. In the 2000 financial year, operating losses were partially offset by non-cash expenses such as depreciation and amortization and a provision for employer's National Insurance.

         CAT made capital expenditures of (pound)1.0 million, (pound)2.7 million and (pound)3.8 million in the 2000, 1999 and 1998 financial years, respectively and capital expenditures of (pound)1.6 million and (pound)0.3 million in the six months ended March 31, 2001 and 2000 respectively. CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invests in office and administrative facilities. The decrease in capital expenditures from the 1998 financial year to the 1999 financial year primarily resulted from the refurbishment, fitting out and equipping of 23,000 square feet of additional specialist laboratory and office facilities at Cambridge House in Melbourn, the majority of which took place during the latter part of the 1998 financial year. The decrease in capital expenditures from the 1999 financial year to the 2000 financial year primarily resulted from the completion of the Cambridge House project in the 1999 financial year, including the purchase of the freehold for (pound)0.8 million and residual fitting out costs of (pound)0.3 million, for which there is no equivalent expenditure in the 2000 financial year. Capital expenditures increased during the six months ended March 31, 2001 and are expected to increase significantly through the remainder of the 2001 financial year and the 2002 financial year as CAT's new facilities at Granta Park are fitted out and equipped and further investment is made in process automation. CAT's total expenditure on the planned facilities at Granta Park is expected to be approximately (pound)7 million. CAT made (pound)0.8 of expenditures for the Granta Park facilities in the six months period March 31, 2001.

         During the 1998 financial year, CAT's net cash outflow for acquisitions was (pound)0.1 million. There was no cash outflow for acquisitions during the 1999 or 2000 financial year or in the six months ended March 31, 2001.

         CAT's net cash inflow from financing activities during the 2000, 1999 and 1998 financial years was (pound)132.2 million, (pound)0.5 million and (pound)0.3 million, respectively, and during the six months ended March 31, 2001 and 2000 was (pound)15.0 million and (pound)7.9 million respectively, in each case primarily resulting from the issuance of ordinary shares.

         During the 2000 financial year, CAT completed the following significant financing transactions:

         . In December 1999, CAT issued 1,870,837 ordinary shares to Pharmacia for (pound)7.4 million (net of expenses) in connection with a strategic collaboration;

         . In April 2000, CAT issued 5,010,532 ordinary shares in an open offer and international offering for (pound)89.3 million (net of expenses); and

         . In April 2000, CAT issued 1,670,000 ordinary shares to HGS for (pound)32.8 million (net of expenses) in connection with a strategic collaboration.

         In October 2000, CAT issued 307,942 ordinary shares to Genzyme for U.S.$20 million (or approximately (pound)13.4 million net of expenses) in connection with a strategic collaboration.

         As of March 31, 2001, CAT had cash and marketable securities of approximately (pound)168.0 million. CAT has invested funds that are surplus to its requirements in highly liquid short term securities. CAT has not borrowed funds in any of the 1998, 1999 or 2000 financial years or in the six months ended March 31, 2001 to finance its operations.

         CAT has incurred net losses of (pound)5.2 million in the 2000 financial year, (pound)12.7 million in the 1999 financial year , (pound)6.9 million in the 1998 financial year and (pound)0.9 million in the six months ended March 31, 2001. As of March 31, 2001 CAT had an accumulated loss of (pound)38.5 million. CAT's losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates, and from general and administration costs associated with CAT's operations.

         CAT expects to incur additional losses for a number of future years as a result of its expenditures for research and product development, including costs associated with conducting preclinical testing and clinical trials, and charges related to purchases of technology or other assets. CAT intends to invest significantly in its product development. This will increase its need for capital and may result in substantial losses for several years. CAT expects the amount of such losses will fluctuate significantly from year to year and between comparable six-month periods as a result of fluctuations in its research and development efforts, including the execution or termination of collaborative arrangements, and the initiation, success or failure of clinical trials.

         As of March 31, 2001, CAT had net current assets of (pound)164.5 million. As CAT continues to expand its operations and incurs associated expenditures, CAT expects a significant net cash out flow in the remainder of the 2001 financial year. CAT has estimated that its cash-burn rate will be approximately (pound)1.8 million per month (net of expected revenues) during the remainder of the 2001 financial year.

         CAT may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates, manufacturing of product candidates, performing preclinical testing and clinical trials of such product candidates, obtaining necessary regulatory approvals or other aspects of its business. CAT's future liquidity and capital requirements will depend on many factors, including:

         .     the scope and results of preclinical testing and clinical trials;

         . the retention of existing, and establishment of further, collaborative arrangements, if any;

         . continued scientific progress in CAT's research and development programs;

         . the size and complexity of CAT's research and development programs;

         . the cost of conducting commercialization activities and arrangements;

         .     the time and expense involved in obtaining regulatory approvals;

         .     competing technological and market developments;

         . the time and expense of filing and prosecuting patent applications and enforcing and defending patent claims;

         .     investment in, or acquisition of, other companies;

         .     purchase of intellectual property; and

         .     other factors not within CAT's control.

         Taking into account existing facilities, cash balances and investments in liquid resources, CAT believes that the working capital available to CAT is sufficient for its requirements for at least the 12 months after the date of this registration statement. However, as a result of transactions or conditions that are not currently expected, CAT may need additional financing in the future. CAT may need to raise additional funds through public or private financing, collaborative relationships or other arrangements. CAT cannot assure investors that such additional funding, if needed, will be available on terms favorable to CAT. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require CAT to relinquish its rights to certain of its technologies, products or marketing territories. CAT's failure to raise capital when needed may have a material and adverse effect on its business, financial condition and results of operations.

Differences between U.S. GAAP and U.K. GAAP

         CAT's consolidated accounts are prepared in accordance with U.K. GAAP, which differ in certain respects from U.S. GAAP. The significant areas of difference are described in note 25 to the consolidated financial statements, included elsewhere in this registration statement.

         The following is a summary of the most significant differences.

Revenue Recognition

         For U.S. GAAP purposes, CAT has adopted Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which was issued by the SEC in December 1999. SAB 101 provides guidance related to revenue recognition based on interpretations and practices followed by the SEC.

         The principal revenue streams and their treatment under both U.K. GAAP and U.S. GAAP are discussed below.

         License Fees. In accordance with U.K. GAAP and standard practice in the U.K. biotechnology industry, license fees are recognized when paid if such payments are nonrefundable. If license arrangements involve CAT performing certain research and development activities in association with the grant of the license, and the license fee is creditable against services to be rendered by the company, the license fee is deferred and recognized over the period the services are rendered.

         Under U.S. GAAP, the license fees are not considered to be separable from the associated research and development activities, even where such fees are nonrefundable and not creditable against research and development services to be rendered. License fees are thus deferred and recognized over the period of the license term or the period of the associated research and development agreement. In circumstances where licenses are not for a defined period, revenues are deferred and recognized over the period to the expiration of the relevant patent to which the license relates.

         Under U.S. GAAP, license revenues in the 1999 financial year is (Pounds)397,000 higher than reported under U.K. GAAP. Under U.S. GAAP, license revenues in the 1998 and 2000 financial years and the six months ended March 31, 2000 and 2001 were respectively (Pounds)207,000, (Pounds)3,274,000, (Pounds)3,128,000 and (Pounds)3,016,000 lower than reported under U.K. GAAP. This is due to the effect of license revenues, recognized in full in the accounting periods in which they were received under U.K. GAAP, having been deferred and recognized over the period of the agreements under U.S. GAAP. License fees were received from Immunex in the six months ended March 31, 2001, from HGS and Wyeth-Ayerst in the 2000 financial year, from Eli Lilly in the 1988 financial year and from Eli Lilly and Pfizer in earlier years.

         Full Time Equivalent Funding. CAT engages its scientific staff to conduct research and development on behalf of corporate partners. Such services are contracted on the basis of the number of Full Time Equivalents ("FTEs") and are charged out at an annual rate per FTE.

         Under both U.K. GAAP and U.S. GAAP, revenues derived from FTE funding are recognized over the period CAT undertakes the FTE services.

         Technical Milestones. During the term of certain research and development agreements, CAT receives non-refundable milestones when it achieves certain technical targets during the research phase, such as the delivery of a lineage of an antibody to a corporate partner.

         Under U.K. GAAP, revenues from technical milestones are recognized when paid as this is deemed to reflect the effort expended in achieving those milestones.

         Under U.S. GAAP, revenues are recognized using the percentage completion method of accounting subject to the maximum revenues recognized being limited to the aggregate amount of milestone payments received. The percentage completion is determined by reference to the number of hours incurred to date compared to the total estimated hours over the term of the agreement. No cumulative catch up is applied to these milestones.

         Under US GAAP technical milestone revenues are respectively (Pounds)158,000 lower and higher than under UK GAAP, for the 1999 and 2000 financial years respectively.

         Clinical Milestones. Clinical milestones arise when CAT has a licensing and/or a research and development arrangement with a corporate partner. As a corporate partner undertakes clinical trials on a relevant product with a view to ultimately commercializing the product, CAT is entitled to receive nonrefundable milestones as the product progresses through the various stages of clinical trials and product approval processes.

         Under both U.K. GAAP and U.S. GAAP, the clinical milestones are recognized when received. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period which the royalties are anticipated to be received.

         Purchased rights. Under the agreement with Drug Royalty Corporation ("DRC") the Group received an amount of (Pounds)1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where those equity issues form part of a commercial collaboration. Under UK GAAP the amount received was recognized as income when received. Under US GAAP the (Pounds)1.5 million has been deferred and is being amortised over the period to 2010.

         Income under US GAAP from the purchase of rights was (Pounds)128,000 in the 1998 financial year and (Pounds)99,000 in each of the 1999 and 2000 financial years and (Pounds)50,000 in each of the six month periods ended 31 March 2000 and 2001.

         Royalty income. Royalty income is accounted for when receivable under both U.K. GAAP and U.S. GAAP.

         CAT has realized minimal royalty revenues in the 1998, 1999 and 2000 financial years.

         The following table shows the expected U.S. GAAP adjustment to consolidated net income arising from the deferral of license revenues, which had been previously recognized in full under U.K. GAAP.

         The following table reflects the information available at March 31, 2001. It does not take account of developments in existing arrangements or new arrangements that have been entered into after March 31, 2001. Accordingly, these amounts are included for illustrative purposes only and may not reflect the actual differences that will arise in the future.

                                          Amount of (decrease) or
                                        increase in net license fee     Amount of increase in income
                                          income under U.S. GAAP        from purchased rights under
                                         compared to U.K. GAAP in        U.S. GAAP compared to U.K.
             Fiscal Year ended                 thousands of                 GAAP in thousands of
                September 30,                 Pounds Sterling                 Pounds Sterling
                ------------                  ---------------                 ---------------
                   2001                           (1,895)                            99
                   2002                            2,293                             99
                   2003                            2,086                             99
                   2004                            2,086                             99
                   2005                            2,086                             71

Accounting for acquisition of Aptein Inc.

         In July 1998, CAT acquired Aptein Inc. for total consideration of U.S.$11 million. $6 million was paid on closing of the deal and $5 million was deferred, payable subject to the achievement of certain conditions.

         In June 1999, the condition for the payment of the deferred consideration was met and the second tranche of shares was issued. The fair value of that consideration when paid reflected the prevailing market price of the shares.

         Under U.K. GAAP, in accordance with Financial Reporting Standard Number 7, the fair value of the deferred consideration is recognized immediately and the fair value of the contingent consideration is reported as part of shareholders' funds in "shares to be issued."

         Under U.S. GAAP, Accounting Principles Board (APB) Opinion 16, Accounting for Business Combinations, CAT is not required to account for the contingent consideration until such time as the contingency is resolved.

Compensation costs under variable plan accounting for stock options

         CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under U.K. GAAP, there is no accounting for the cost of these grants after the initial grant date. Under U.S. GAAP, Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, CAT is required to follow variable plan accounting for these grants. The nature of the performance targets mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because CAT cannot directly control the achievement of the conditions. As a consequence, the compensation expense for the stock awards is only recorded when the target is achieved based upon the difference between the exercise price and market value at that date.

Accounting for National Insurance on share options

         Under U.K. GAAP, CAT has accounted for a potential liability to employer's National Insurance following the issue of certain employee share options. The provision is being made systematically by reference to the market value of shares at the balance sheet dates.

         Under U.S. GAAP, Emerging Issues Task Force (EITF) Issue 00-16 "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation", no liability for National Insurance is recorded until the liability crystallizes (i.e. when the share option is exercised).

Market risk

         CAT has investments in liquid resources, consisting of cash and highly liquid, short-term investments. CAT's short-term investments will decline by an immaterial amount if market interest rates increase, and therefore, CAT's exposure to interest rate changes has been immaterial. Declines of interest rates over time will, however, reduce its interest income from its short-term investments.

         CAT's functional currency is the pound sterling. CAT also generates revenue and incurs costs in other currencies, primarily the U.S. dollar. CAT expects the amount of revenue and costs in the U.S. dollar will increase in the future. As a result, CAT is currently and expects to continue to be subject to periodic foreign exchange translations that may impact its financial results. CAT does not currently undertake hedging transactions to cover its transaction or translation exposures, but CAT may choose to engage in hedging transactions in the future.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The directors and senior executives of CAT and their principal functions are as follows:

Directors

Professor Peter Garland MA MB PhD FRSE CBE (Age 67)
Non-executive Chairman

         Professor Garland was appointed to the board of directors of CAT in 1990 and became Chairman in September 1995. Until 1999, he was Chief Executive Officer of the Institute of Cancer Research, where he continues as a Leverhulme Emeritus Fellow. During his career, he has held a number of senior posts within academia and industry, including Professor of Biochemistry at the University of Dundee, Principal Scientist and Head of Biosciences at Unilever Research Colworth Laboratory and Director of Research at Amersham International plc. In 1999, he was awarded the CBE for his services to cancer research and biotechnology. Professor Garland has served as a director of The Institute of Cancer Research and The Board of Cancer Research Campaign Technology Ltd. in the past five years.

David Chiswell BSc PhD (Age 47)
Chief Executive Officer

         A founder of CAT, Dr. Chiswell has been responsible for the operational management of CAT from its inception. He joined the board of directors in December 1995 and became the Chief Executive Officer in 1996. Prior to joining CAT, he spent nine years at Amersham International plc, where his main responsibilities included product development and research management. Dr. Chiswell's research experience was gained at the MRC Institute of Virology in Glasgow, the Department of Immunology and Microbiology at University of California at Los Angeles and in the department of Tumor Virology at the Imperial Cancer Research Fund in London. Dr. Chiswell is currently a director of Sandhill Limited.

John Aston MA ACA (Age 46)
Finance Director

         John Aston joined the board of directors as Finance Director in September 1996 and saw CAT through its initial public offering of securities in the United Kingdom in March 1997. Prior to joining CAT, he was a Director of J. Henry Schroder & Co. Ltd., working in corporate finance. He qualified as a chartered accountant with Price Waterhouse and also worked at British Technology Group.

David Glover MA MB BChir MRCP FFPM (Age 48)
Medical Director

         Dr. Glover joined CAT in June 1994 as Vice-President Medical Development and was promoted to the board of directors in July 1997. He is responsible for the progression of CAT's product pipeline through clinical trials, including trial design, regulatory affairs and market development. Since 1984, Dr. Glover's experience has been gained at Schering Plough Ltd., where he was Medical Director, and at Merck Sharp & Dohme Ltd., where he was initially clinical research physician, then Director of Medical Affairs. He has broad experience in drug development, regulatory affairs, clinical research and medical marketing. Prior to 1984, he held a series of hospital positions in general medicine and cardiology including a clinical research fellowship at the University of Birmingham.

Kevin Johnson BSc PhD FRSA (Age 40)
Chief Technology Officer

         Dr. Johnson joined CAT in 1990. Before being appointed as Chief Technology Officer, he held the post of Research Director, having been appointed to the board of directors in July 1997. Prior to that he held the position of Vice-President Research and, prior to that, Head of Research. He is responsible for developing and exploiting CAT's technology platform. He also serves on the Association of the British Pharmaceutical Industry's Research and Development Committee. Prior to 1990, he was a fellow of the University of Melbourne, Australia, and John Lucas Walker Senior Student at the University of Cambridge.

Professor Uwe Bicker MD PhD (Age 55)
Non-executive Director

         Professor Bicker joined the board of directors of CAT in February 1999. He is Executive Chairman of Dade Behring Inc. and a member of the board of management of Aventis Research and Techologies. Previously he was a board member of Boehringer Mannheim GmbH. He is a qualified physician, holds doctorates in medicine and chemistry, and has a teaching chair at the University of Heidelberg Medical School. Professor Bicker also serves as a chairman of the supervisory board of Furture Capital AG, and as President of the European Diagnostics Manufacturing Association.

James Foght PhD MS BS (Age 65)
Non-executive Director

         Dr. Foght has been on the board of directors of CAT since 1996. He is currently a partner in VSI Advisors L.L.C. He was President and co-founder of Vector Securities International Inc., which was acquired by Prudential Insurance Company of America in 1999. He has considerable experience of the pharmaceutical and diagnostic industry, having spent 23 years with E.I. du Pont de Nemours in management and research, most recently as Managing Director of DuPont (UK).

Professor Sir Aaron Klug OM PRS ScD HonFRCP HonFRCPath Nobel Laureate (1982) (Age 74)
Non-executive Director

         Sir Aaron Klug has been on the board of directors of CAT since CAT was founded in 1990. Prior to his retirement in 1996, he was Honorary Professor of Molecular Biology at the University of Cambridge and Director of the MRC Laboratory of Molecular Biology. He continues as a member of the MRC staff, leading a research group on the regulation of gene expression. He is a Foreign Associate of the U.S. National Academy of Sciences and was until his retirement president of the Royal Society. He also serves as a director for Endlock Limited and Gendaq Limited and has served as a director of Genome Research Limited in the past five years.

Paul Nicholson BMB BS FFPM (Age 64)
Non-executive Director

         Dr. Nicholson was appointed to the board of directors of CAT in February 1999. He is a qualified physician and has extensive experience of the pharmaceutical industry, most recently as Senior Vice-President of Worldwide Development at SmithKline Beecham. He retired from SmithKline Beecham at the end of 1998. Previously he held senior positions at Monsanto and Hoechst. Currently, he is chairman of Biovex Ltd. and a director of British Biotech, Biomedicines Inc., and the Botanics Trading Co., Ltd. He is also a member of the Novartis Science Board.

John Stocker AO MB BS BMedSc PhD FRACP (Age 56)
Non-executive Director

         Dr. Stocker was appointed to the board of directors of CAT in March 1995. He is Chairman of Sigma Company Ltd. and a Director of Telstra Corporation Ltd., Nufarm Ltd., and Circadian Technologies Pty. Ltd., companies listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel. He is also Chairman of CAT's Scientific Advisory Board.

Senior Management

Jason Avery BSc (Age 39)
Senior Vice-President Business Alliances

         Jason Avery joined CAT in September 1996 from Ernst & Young in Palo Alto, California, where he advised and assisted companies with corporate finance and business development. He had previously established and developed Ernst & Young's UK Life Sciences Corporate Finance and Advisory practice. He is responsible for negotiating CAT's partnership and alliance agreement with other biotechnology and pharmaceutical companies.

Nigel Burns BSc PhD (Age 40)
Senior Vice-President Preclinical Development

         Dr. Burns joined CAT in October 1997. He had previously served with British Biotech plc, where he headed the Process Technology Division and played a significant role in developing their biotechnology based products. Before joining British Biotech plc, Dr. Burns had held scholarships in India and California. He is responsible for providing the data and support that enables CAT's products to move from discovery to medical development.

Alexander Duncan BSc MA PhD (Age 39)
Vice President Drug Discovery

         Dr. Duncan joined CAT in 1994 and held the position of Head of Antibody Engineering prior to his appointment as Vice President Drug Discovery. Before joining CAT, he was a Research Fellow at the University of California and, prior to that, a Lucille P. Markey Visiting Fellow also at the University of California. He is a Medical Research Council graduate from the Laboratory of Molecular Biology in Cambridge. He is responsible for CAT's drug discovery activities and the development of potential antibody therapeutic products until they move into preclinical development.

Diane Mellett LLB JD (Age 40)
General Counsel

         Diane Mellett joined CAT in October 1997. She qualified as a solicitor in London in 1986 before moving to the Sonnenschein law firm in Chicago and then became a founding member of their London office. She is a qualified Solicitor in England and Wales and a U.S. attorney admitted to the State Bar of Illinois.

         The business address of each of the above is The Science Park, Melbourn, Cambridgeshire SG8 6JJ, England.

Appointment of directors

         Directors may be appointed by CAT by ordinary resolution of CAT's shareholders or by the board of directors. A director appointed by the board of directors holds office only until the next following annual general meeting and is not taken into account in determining the directors or the number of directors who are to retire by rotation at the meeting.

         Unless otherwise determined by ordinary resolution of CAT's shareholders, the number of directors (disregarding alternate directors) will not be less than two. The directors are not required to hold any qualification shares in CAT.

Age of directors

         No person will be disqualified from being appointed a director and no director will be required to vacate his office by reason only of the fact that he has attained the age of 70 years or any other age. Where the board of directors convenes any general meeting of CAT at which the board is aware that a director will be proposed for appointment or reappointment who is 70 years old or more as of the date of the meeting, the board will give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so will not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

Retirement of directors by rotation

         At every annual general meeting of CAT's shareholders, one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third of the number of seats on the board shall retire from office but, if there is only one director who is subject to retirement by rotation, he shall retire.

         Subject to CAT's articles of association, the directors to retire by rotation will be those who have been longest in office since their last appointment or reappointment. As between persons who became or were last reappointed directors on the same day, those to retire will be selected by lot unless they otherwise agree. The directors to retire on each occasion (both as to number and identity) will be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from voting by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

Removal of directors

         A director may by ordinary resolution of CAT's shareholders be removed before the expiration of his period of office. The office of a director shall also be vacated if, among other things, his resignation is requested by all other directors (provided those directors are not less than three in number), by notice delivered to the registered office or tendered at a meeting of the board.

Duties of directors

         Under English law, each director must act only honestly and in good faith in what he considers are CAT's interests as a whole and not for any collateral purpose or for his own purposes, balancing the interests of present and future shareholders. CAT's directors must also consider the interests of its employees. The general law in England requires that each director must refrain from putting himself in a position in which his duty to CAT and his personal interests may conflict. Each director has a statutory duty to disclose to its board of directors any interests he has in a contract or proposed contract of CAT's. Each director must not misuse his powers or the opportunities of his position to benefit himself, except with CAT's shareholders' knowledge and consent given in a general meeting. A director is, therefore, liable to pay to CAT any undisclosed profit he may make as a result of his office. It is immaterial that CAT itself could not have obtained the profit. The English common law duty of skill and care requires that directors (both executive and non-executive) exhibit the skill and care which may reasonably be expected from persons with their knowledge and experience.

Scientific advisory board

         The role of the scientific advisory board is to assist CAT with the assessment of its existing and potential technologies and research and development programs and to provide scientific advice to executive management and the board of directors. The members of the scientific advisory board are:

Dr. John Stocker AO MB BS BMedSc PhD FRACP
Chairman
Non-executive director of CAT

Dr. David Clough Bsc PhD
Formerly Director of Research, Roche Discovery Welwyn

Professor Jon Cohen FRCP FRCPath FRCPE
Professor of Infectious Diseases, Imperial College School of Medicine, Hammersmith Hospital, London

Professor Douglas Fearon MD FRCP

Wellcome Trust Professor of Medicine, University of Cambridge

Professor Sir Aaron Klug OM PRS ScD Hon FRCP Hon FRCPath Nobel Laureate (1982) Non-executive director of CAT

Dr. Cesar Milstein CH FRS HonFRCP Hon FRCPath Nobel Laureate (1984) Formerly Deputy Director of Laboratory of Molecular Biology, Cambridge

Dr. Michael Neuberger FRS
Senior staff member of Laboratory of Molecular Biology, Cambridge

Professor Sir Kieth Peters FRS FRCP FRCPath
Regius Professor of Physic, University of Cambridge

Corporate governance

         Under the listing rules issued by the U.K. Listing Authority, CAT must report to shareholders in its annual report how the principles of good governance contained in the Combined Code on Principles of Good Governance and Code of Best Practice (which is appended to, but does not form part of, the listing rules) (the "Combined Code") have been applied and that CAT complies with the best practice provisions set out in the Combined Code or, where it does not, the reasons for any non compliance.

         CAT has an audit committee and remuneration committee of the board whose remit and membership are as follows:

The audit committee

         The audit committee of the board of directors consists of three non-executive directors, currently James Foght (Chairman), Uwe Bicker and Paul Nicholson. The audit committee meets as appropriate (but not less than twice a year) to:

         . monitor and make recommendations on the relationship with the external auditors including the nature and scope of the audit and any matters arising;

         . review the annual report and interim financial statement before submission to the board of directors, including a consideration of the accounting policies adopted and any significant areas of judgment;

         . monitor compliance with statutory and U.K. Listing Authority requirements for financial reporting; and

         . monitor the system of internal control maintained by CAT to safeguard shareholders' investments and CAT's assets.

         The audit committee meets at least once a year with the external auditors in the absence of CAT's executive management.

         The audit committee will also give periodic consideration to the establishment of an internal audit function. Given the nature and scale of the activities of CAT, such a function is not currently considered necessary.

The remuneration committee

         The remuneration committee of the board of directors consists of three non-executive directors, currently Paul Nicholson (Chairman), James Foght and Uwe Bicker. The remuneration committee meets when required (as determined by its members) to:

         . make recommendations to the board of directors on the framework of executive remuneration in accordance with current best practice;

         . determine the remuneration of CAT's executive directors on behalf of the board of directors;

         . maintain an overview of the policy in relation to the remuneration and conditions of service of other senior staff; and

         . determine policy and practice in relation to equity participation schemes.

         The remuneration of the non-executive directors is determined by the board of directors as a whole. No director votes on his own remuneration. The remuneration committee submits an annual report to the board of directors which in turn reports to the shareholders.

         The Combined Code requires that companies should establish a formal and transparent procedure for developing policy on executive remuneration and for fixing the remuneration package of individual directors. No director should be involved in deciding his or her own remuneration and remuneration committees should consist exclusively of non-executive directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. In relation to audit committees, the Combined Code requires that the board of directors should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors.

Compensation of directors

         The following table sets out the compensation paid and options granted to each of CAT's directors during the 2000 financial year. The following table does not include gains on the exercise of share options, which are disclosed below.

                                                                                                         Number of
                                                                                                         ordinary
                                                                                                          shares
                                                                                                        underlying
                                     Other      Performance                                  Total    options granted
                                    taxable       related        Total         Pension     including  during the 2000
    Director            Salary      benefits   remuneration    emoluments   contributions   pension   financial year
    --------            ------     ----------  ------------    ----------   -------------   -------   --------------
                       (pound)      (pound)       (pound)        (pound)       (pound)      (pound)
John Aston             115,000       12,100       32,600         159,700       11,500       171,200        55,019
David Chiswell         155,000       11,400       55,200         221,600       15,500       237,100        74,155
David Glover           115,000       12,100       28,900         156,000       11,500       167,500        55,019
Kevin Johnson          115,000       11,700       32,600         159,300       11,500       170,800        55,019
Uwe Bicker              20,000                                    20,000                     20,000
James Foght             20,000                                    20,000                     20,000
Peter Garland           40,000                                    40,000                     40,000
Sir Aaron Klug          20,000        8,000                       28,000                     28,000
Paul Nicholson          20,000                                    20,000                     20,000
John Stocker            32,000                                    32,000                     32,000


         The options granted during the 2000 financial year cover ordinary shares, have an exercise price of (pound)2.87 per share, vest on December 3, 2002 and expire on December 2, 2006 and were granted without consideration paid by the directors. The value of these options are not included in the remuneration amounts set forth in the above table. These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in CAT over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

         On September 28, 2000, David Glover exercised options covering 45,000 shares and Kevin Johnson exercised options covering 59,242 shares. The market price of CAT's ordinary shares on the date of exercise was (pound)41.00. Dr. Glover's gain on exercise was (pound)1.79 million and Dr. Johnson's gain on exercise was (pound)2.25 million.

         On December 8, 2000, John Stocker exercised options covering 75,000 shares and John Aston exercised options covering 10,000 shares. The market price of CAT's ordinary shares on the date of exercise was (pound)34.63. Dr Stocker's gain on exercise was (pound)2.5 million and Mr. Aston's gain on exercise was (pound)316,000.

         On February 21, 2001, David Glover exercised options covering 30,000 shares and Kevin Johnson exercised options covering 15,578 shares. The market price of CAT's ordinary shares on the date of exercise was (pound)32.00. Dr. Glover's gain on exercise was (pound)879,000 and Dr. Johnson's gain on exercise was (pound)452,000.

         Each executive director is party to a service agreement with CAT dated February 26, 1997. Under each such agreement, either CAT or the director may terminate the service contract at any time by giving 12 months' notice to the other party. Upon serving or receiving notice of termination, CAT has the right, at its discretion, to pay basic salary (plus any benefits, as described below, enjoyed by the director at that time) in lieu of notice. There are no other provisions for compensation payable upon early termination of the service contracts. All commission or profit-sharing arrangements are described below.

Executive directors' benefits

         The executive directors are each entitled to receive the following benefits:

         . life insurance on the terms of CAT's personal accident scheme and disability cover on the terms of CAT's income protection scheme;

         . contributions to a personal pension plan within CAT's group personal pension scheme (the terms of which are described below in "-- Pension Plans") equal to 10% of their respective annual salaries;

         . private medical insurance cover for the benefit of the director and his immediate family or an allowance of up to (pound)1,550 per annum towards the cost of providing such cover;

         . an allowance, at such rate as the remuneration committee of the board of directors may from time to time determine, in lieu of a company car;

         . all of the rental and call charges of a home fax machine and the costs of installing an additional home telephone line;

         . membership fees for professional societies and subscriptions as agreed with CAT; and

         .     reasonable relocation expenses.

         Executive directors are eligible for performance-related remuneration, based on the attainment of specific performance criteria which are established annually at the commencement of the financial year. In relation to the 2000 financial year, performance-related remuneration was payable to a maximum of 30% of basic salary (except the chief executive, who was eligible to receive a maximum bonus of (pound)60,000). In the 2001 financial year, performance related remuneration will be payable to a maximum of 45% of basic salary.

Non-executive director arrangements

         Pursuant to the terms of their respective appointment letters with CAT, each of Peter Garland, Sir Aaron Klug, John Stocker, Uwe Bicker, Paul Nicholson and James Foght agreed to act as non-executive directors. An annual fee of (pound)22,000 of which (pound)50,000 may be paid in shares (or, in the case of the Chairman, (pound)50,000 of which (pound)10,000 may be paid in shares) and, in each case, subject to periodic review is paid to each of them in respect of their offices and additional compensation payments may be made when exceptional demands have been placed on a non-executive director's time. The appointments are terminable by either CAT or the relevant director, in each case, on six months' notice without payment of compensation. John Stocker receives additional directors' fees of (pound)12,000 for his services as chairman of CAT's Scientific Advisory Board and Sir Aaron Klug receives additional consultancy fees, which were (pound)5,000 during the 2000 financial year, for his services as a member of CAT's Scientific Advisory Board.

Directors' shareholdings

         As of May 21, 2001, the following table sets out the beneficial interests of the directors in the share capital of CAT:

                                    Number of
                                    ordinary
                    Number of      Percentage        shares
                     ordinary       of share       underlying
                      shares         capital      options held      Exercise
                    currently       currently          by             price                            Date options
    Director          owned           owned         director         (pound)      Date options vest     terminate
    ---------       ---------     -----------     ------------      --------      -----------------     ---------
John Aston               12,579        0.04            115,000          3.00       September 4, 1999    September 3, 2003
                                                         9,000(b)       5.00        December 1, 2000    November 30, 2004
                                                         9,964(b)       2.42       November 27, 2001    November 26, 2005
                                                        55,019(b)       2.87        December 3, 2002     December 2, 2006
Uwe Bicker                2,151        0.01
David Chiswell          476,217        1.35            150,000          3.00       December 16, 1999    December 15, 2003
                                                        16,116(b)       2.42       November 27, 2001    November 26, 2005
                                                        74,155(b)       2.87        December 3, 2002     December 2, 2006
James Foght               2,811        0.01
Peter Garland            41,166        0.12
David Glover             10,417        0.03             15,000(b)       5.00        December 1, 2000    November 30, 2004
                                                        29.964(b)       2.42       November 27, 2001    November 26, 2005
                                                        55,019(b)       2.87        December 3, 2002     December 2, 2006
Kevin Johnson            63,717        0.18             15,000(b)       5.00        December 1, 2000    November 30, 2004
                                                        28,324(b)       2.42       November 27, 2001    November 26, 2005
                                                        55,019(b)       2.87        December 3, 2002     December 2, 2006
Sir Aaron Klug           28,220        0.08
Paul Nicholson            4,434        0.01
John Stocker             78,292        0.22

_____________

(a) Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. The effect of these linked options is to provide a choice of two alternative schemes under which options can be exercised. Where relevant, pairs of linked options are counted as a single option.

(b) These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in CAT over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

Directors' other interests

         No director has or has had any interest, in any transaction which is or was unusual in its nature or conditions or significant to the business of CAT and which was effected by CAT during the current or immediately preceding financial year, or during an earlier financial year and which remains in any respect outstanding or unperformed.

         There are no outstanding loans granted by CAT to any director nor has any guarantee been provided by CAT for the benefit of any director.

Share Schemes

         The following is a description of CAT's share schemes in which CAT's employees may participate:

Old share schemes

         Prior to March 1997, CAT Limited operated two unapproved share option schemes and one Inland Revenue approved share option scheme. Options granted under the unapproved schemes included options to consultants and non-executive directors. These schemes were closed prior to March 1997. Options under these schemes have either been exchanged for equivalent options over shares of CAT or the option holders have entered into share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in CAT. Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of an option under one scheme would cause an option over a corresponding number of shares to lapse under the other scheme. The effect of these linked options is to provide a choice of two alternative schemes under which options can be exercised. Where relevant, pairs of linked options are counted as a single option.

Staff share scheme

         Up to December 2000, CAT made appropriations under the staff share scheme, which is an Inland Revenue approved profit sharing scheme. The trustee of the staff share scheme purchased or subscribed for shares in CAT at market value out of funds paid to it by participating companies. The shares purchased or subscribed by the trustee were formally appropriated to named individuals who participated in the staff share scheme.

         The staff share scheme shares form part of the issued ordinary share capital of CAT and are fully paid up, not redeemable and not subject to restrictions which do not apply to all the shares of the same class. The participant is the beneficial owner of shares appropriated to him and in that capacity receives dividends and is entitled to vote and participate in rights and capitalisation issues in substantially the same way as other shareholders in CAT.

         The Finance Act 2000 introduced a provision, the effect of which is that no further appropriations of shares may be made under the staff share scheme after December 31, 2002. Shares which have been appropriated before January 1, 2003, but which are still subject to the period of retention at that date will be unaffected. Following the establishment of the all-employee share ownership plan described below, no further appropriations of shares will be made under this scheme.

Share option plan

         There are two parts to the share option plan: Part A which received formal approval from the Inland Revenue on March 18, 1997 and Part B which is an unapproved share option plan which does not benefit from the beneficial tax treatment accorded to Part A. The summary below is written in respect of Part A of the share option plan. The terms of Part B of the plan are the same unless expressly indicated to the contrary.

         Options to acquire ordinary shares may be granted at the discretion of the board of directors to any of CAT's full-time or part-time employees (or those of any participating company) who are not within two years of retirement, including any executive director required to devote 25 hours or more a week to working for CAT. Options will normally only be granted within 42 days of the announcement of CAT's annual or interim results. The board of directors may, however, resolve to grant options outside these periods in exceptional circumstances. Participation in the share option plan is entirely separate from and does not affect any pension right or the terms and conditions of employment of any eligible employee.

         The share option plan is subject to the following overall limit on the number of CAT's ordinary shares which may be acquired by subscription:

         . On any date, the aggregate number of ordinary shares in respect of which options may be granted may not, when added to the number of ordinary shares placed under option in the 10 years since adoption of the share option plan under the share option plan or any other employee share scheme, exceed 10% of CAT's issued ordinary share capital on that date.

         . For the purposes of this limit, options which lapse are not counted. Options granted following release by the option holder of other options are treated as having been granted at the same time as the released options.

No option may be granted to any individual if, as a result, either:

         . In the case of Part A, the aggregate price payable for the ordinary shares which may be acquired pursuant to options and other rights granted to the option holder under Part A or any other Inland Revenue approved share option scheme (other than savings related share option schemes) adopted by CAT or any associated company of CAT, which have neither lapsed nor been exercised, would exceed (pound)30,000; or

         . In the case of Part B, the aggregate price paid or payable on the exercise of options and other rights granted to the option holder during the preceding 10 years under the share option plan and any other savings scheme (whether or not approved by the Inland Revenue but other than savings related share option schemes) adopted by CAT or any associated company of CAT, other than options and rights which have been exercised or options and rights granted prior to the adoption of the share option plan, would exceed four times the option holder's earnings or, if greater, (pound)100,000.

         Before granting any option which replaces one previously exercised, the board of directors must satisfy itself that there has been a sustained improvement in CAT's performance over a three-year period.

         The exercise price may not be less than the higher of the nominal value of CAT ordinary shares and the average of the mid-market price for the three dealing days immediately preceding the date of grant. The exercise price and the number of CAT ordinary shares subject to an option may be adjusted in the event of a rights issue, capitalization issue, share split, consolidation of shares or reduction of capital subject, except in the case of a capitalization issue, to the written confirmation of CAT's auditors that such adjustment is fair and reasonable and (in the case of Part A only) the approval of the Inland Revenue.

         In normal circumstances, options may be exercised at any time between the third and tenth anniversaries of their date of grant, or in the case of Part B, such other date as the directors may specify. Any performance conditions to which the options are subject must have been fulfilled. The option holder must be one of CAT's employees or directors or an employee or director of any participating company under the share plan at the time of exercise.

         Performance conditions will be set by the directors on the recommendation of CAT's remuneration committee. The directors may vary the performance condition if, in their reasonable opinion, this will result in a fairer measure of the performance of the job of the option holder, will ensure that the share plan more effectively achieves its purpose of incentivizing employees and will be no more difficult to satisfy than the original performance condition. The proposed imposition or amendment of a performance condition under Part A must be submitted to the Inland Revenue for approval prior to its adoption.

         All options issued to date under Part A and Part B are subject to the performance condition that the proportionate increase in the closing price of shares in CAT over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of the grant and ends between the third and fourth anniversary of the date of grant.

         Options will become exercisable immediately on the death of a participant or on the option holder ceasing to be an eligible employee by reason of injury, sickness, disability or redundancy even though the performance condition has not been satisfied, or, subject to the satisfaction of any performance condition, retirement or the sale or transfer out of CAT of the business or that part of the business to which the option holder's employment relates. Options which have become exercisable must be exercised by the later of: (1) 12 months after cessation of employment; or (2) 42 months after the date of grant, or, in the case of options granted under Part A, 42 months after the most recent exercise by an option holder of an option which benefited from the tax-free status under Schedule 9 Income and Corporation Taxes Act 1988. Rights of exercise arise if CAT undergoes a change of control or reconstruction even though the performance condition has not been satisfied and in the event of a voluntary winding-up. Options will lapse if they are not exercised within 10 years of their date of grant or if the option holder ceases to be employed in circumstances other than those mentioned above unless the directors so permit.

         Until options are exercised, option holders have no voting or other rights in respect of the shares under option. Shares issued pursuant to the share option plan will rank pari passu in all respects with the shares already then in issue except that they will not rank for rights attaching to shares by reference to a record date falling prior to the date of issue. Options are non-transferable. Should CAT undergo a change of control or reconstruction, options may, with the consent of the company acquiring control of CAT, be released in consideration for the grant of rights over the shares of the acquiring company or a company associated with it. The rights will be treated as being equivalent if, broadly, the aggregate market values of the shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal.

         The share option plan is administered by the board of directors, which may amend the share plan by resolution. The prior approval of shareholders in general meeting, will be required for certain amendments to the advantage of participants. Shareholder approval is not required for minor amendments made to benefit the administration of the share option plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for CAT, participants in the share option plan or any participating company. The prior approval of a majority of option holders will be required for any alterations or additions to their disadvantage. All amendments to Part A require Inland Revenue approval.

         The share option plan may be terminated at any time by resolution of the board of directors or by CAT's shareholders at a general meeting and shall in any event terminate on the tenth anniversary of the commencement date. Termination shall not affect the rights of subsisting option holders at the date of termination.

All-employee share ownership plan

         CAT has established an Inland Revenue approved all-employee share ownership plan which complies with the Finance Act 2000. The following is a summary of the principal features of the plan.

         All of CAT's employees (or those of any company which CAT controls and which is nominated as a participating company) meeting the criteria described below are eligible to participate in the employee share ownership share plan.

To be eligible, the employee must:

         .        be chargeable to tax in respect of such employment;

         . have served such a qualifying period as the directors may determine from time to time (not exceeding 18 months ending with the day on which shares are appropriated under the employee share ownership plan); and

         . if the directors so decide, meet the above requirements as at a date determined by the directors (the "eligibility date") in which case any qualifying period as referred to above must not exceed 12 months ending with the eligibility date.

         In addition the directors may nominate employees not meeting the above criteria for participation in the employee share ownership plan. The employee share ownership plan has three elements: free shares, partnership shares and matching shares. This enables CAT to operate the employee share ownership plan in the way considered most appropriate, bearing in mind the other plans being operated.

         The employee share ownership plan provides for the appropriation of free shares to employees with a market value of up to (pound)3,000 per employee each year.

         The shares must generally be offered on similar terms, but the employee share ownership plan may contain a performance measure making the award of free shares subject to performance targets. Similar terms means terms varied by reference to remuneration, length of service or hours worked. Free shares must generally be held in trust for a minimum of three and a maximum of five years. Participants are required to withdraw their shares from the employee share ownership plan when they cease employment with CAT. The employee share ownership plan requires shares to be forfeited if the participant leaves employment within one year of appropriation other than through death, retirement, redundancy, injury or disability, or his employing company or business being sold.

         Within the (pound)3,000 annual limit, it is possible to make awards of free shares based on performance. There are two permitted methods. Whichever method is chosen, the measures must be fair and objective, based on business or other objective criteria and be broadly comparable between different business units. Under the first method, not less than 20% of the pool of available free shares must be awarded to every eligible employee on similar terms. The remaining 80%, subject to the overall individual limit of (pound)3,000 per person, may be awarded on a performance basis. In addition, the highest performance related award cannot exceed four times the highest non-performance related award. Under the second performance method, employees will only receive free shares to the extent their performance unit meets its performance targets. All shares must be performance-related and the targets must be broadly comparable. It is not necessary that each performance unit is awarded the same amount of free shares, or has the same performance target, but all employees must be awarded shares on similar terms.

         The employee share ownership plan provides for employees to be offered the opportunity to purchase shares from their pre-tax salary of up to (pound)1,500 (or 10% of salary, whichever is lower) in each year. There are two permitted mechanisms for the purchase of partnership shares. Under the first, deductions (to a maximum of (pound)125 per month) are used immediately to buy the partnership shares on behalf of employees. Alternatively, the employee share ownership plan may be operated so that employee contributions are accumulated for up to one year (to a maximum of (pound)125 per month) and then used to buy shares. Employees will be awarded shares by reference to the lower of their market value at the beginning or end of that period. Employees can stop deductions at any stage. Any sums repaid will be subject to tax and National Insurance Contributions. If the employee does not request repayment of the monies deducted, then the deductions can be restarted if they wish during the purchase period or the savings can be used to buy shares. Partnership shares can be withdrawn from the employee share ownership plan by the participant at any time, although there are tax advantages if the shares are retained in the employee share ownership plan for at least three years.

         The employee share ownership plan provides that where employees buy partnership shares, they may be awarded additional free shares by CAT on a matching basis, up to a maximum of two matching shares for each partnership share. Matching shares must be offered on the same basis to each employee purchasing partnership shares. Matching shares must generally be held in trust for a minimum of three and a maximum of five years.

         The employee share ownership plan may provide for the acquisition of shares by the reinvestment of cash dividends in respect of employee share ownership plan shares up to certain limits.

Overall limits - all share plans

         The number of ordinary shares that may be issued under the share option plan, the employee share ownership plan, the staff share scheme and any other employee share plan operated by CAT in any ten year period must not exceed 10% of CAT's issued ordinary share capital from time to time. Shares issued or rights granted prior to CAT's admission to the Daily Official List of the London Stock Exchange do not count towards these limits.

Amendments to all plans

         There are restrictions on the amendments that CAT may make to its employee share and option plans without shareholder approval. Generally, shareholders must approve any change that benefits present or future participants and relates to:

         . the person to or for whom the shares may be provided under the plans;

         . limitations on the number of shares that may be issued under the plans; or

         . the rights of participants in the event of capitalisation issues, rights issues, sub-divisions or consolidations of shares or a reduction of any other variation of share capital.

         Changes may be made without shareholder approval for minor changes:

         .        relating to the administration of the plans

         . to comply with or take account of any proposed or existing legislation; or

         . to take account of any changes to legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment.

         In addition, the plans may not be operated after the tenth anniversary of the date they are adopted, without shareholder approval. Any changes to approved plans are subject to the approval of the Inland Revenue.

Pension plans

         CAT operates the Cambridge Antibody Technology Group Personal Pension Plan (the "GPP") which is a defined contribution scheme. This consists of individual personal pension arrangements administered by Scottish Equitable which are approved under Chapter IV of Part XIV of the U.K. Income and Corporation Taxes Act 1988.

         Employees are eligible to join the GPP after six months service. CAT contributes an agreed monthly payment (currently 10% of pensionable salary). CAT's only obligation is to make individual monthly contributions to each personal pension arrangement of the agreed amount.

         During the 1999 financial year the total amount of employer contributions paid by CAT to the GPP was (pound)373,000. CAT intends to continue to operate this GPP for the foreseeable future.

         CAT operates a Life Assurance Scheme which provides death in service benefits for all members. Its obligations are met by payment of insurance premiums to Royal & Sun Alliance. The level of benefit is set at four times salary.

Employees

         At September 30, 2000, CAT had 189 employees of which 163 were employed in research, preclinical and medical development activities and 26 in finance and administrative roles.

         At September 30, 1999, CAT had a total of 145 employees. The increase since then reflects an increase in CAT's resources required to service the requirements of CAT's corporate partners and of internal development programs and to provide improved infrastructure to support these activities.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                              MAJOR SHAREHOLDERS

         As of May 21, 2001, to CAT's knowledge (based upon relevant filings made by such shareholders, except where noted), the following persons were interested, directly or indirectly, in 3% or more of the issued share capital of CAT. The following holders hold ordinary shares and have the voting rights of ordinary shareholders.

                                                                                                 Percentage of share
Shareholder                                                           Ordinary shares                  capital
                                                                      ---------------                  -------
FMR Corp. and Fidelity International Limited & Edward C.               3,568,753(a)                     10.1
Johnson

Janus Capital Corporation                                              2,771,637(b)                      7.8

Human Genome Sciences Inc.                                             1,670,000(c)                      4.7

Oracle Partners L.P.                                                   1,369,945(d)                      3.9

United States residents in the aggregate (approximately)              11,283,103(e)                     31.9

     (a) FMR Corp. and Fidelity International Limited and Edward C. Johnson initially reported ownership of 1,045,712 ordinary shares on June 28, 2000. As reported to CAT they increased their holdings of ordinary shares:

     .    to 1,452,633 on August 21, 2000;
     .    to 2,187,503 on November 3, 2000;
     .    to 2,475,583 on February 14, 2001;
     .    to 2,859,813 on March 16, 2001;
     .    to 3,308,744 on May 10, 2001; and
     .    to 3,568,753 on May 18, 2001.

     (b) Janus Capital Corporation and associated funds and funds managed initially reported ownership of 1,276,000 ordinary shares on April 5, 2000. As reported to CAT, Janus increased its holdings of ordinary shares:

     .    to 1,786,000 on April 7, 2000;
     .    to 2,407,855 on April 25, 2000;
     .    to 2,921,991 on June 30, 2000; and
     .    to 3,170,379 on July 31, 2000.

Janus reported that it reduced its holdings to 2,771,637 ordinary shares on October 9, 2000.

     (c) Human Genome Sciences Inc. acquired these shares in connection with a strategic collaboration with CAT in April 2000.

     (d) Oracle Partners L.P. and associated funds and managed funds initially reported ownership of 1,627,030 ordinary shares on March 25, 1997. On October 2, 1999, Oracle reported that it decreased its ownership to 1,369,945 ordinary shares.

     (e) This number is estimated based on the number of holders of record in the United States and a good faith inquiry concerning the residency of the beneficial holders of CAT's ordinary shares.

     To CAT's knowledge, CAT is not controlled by any person. CAT is not aware of any current arrangement, the operation of which may result in a change in control of CAT at a later date.

                          RELATED PARTY TRANSACTIONS

     James Foght, a director of CAT, was formerly a managing director of Prudential Vector Healthcare Group ("Prudential Vector"), a unit of Prudential Securities Incorporated. In relation to an arrangement (which has now been terminated) by which Prudential Vector agreed to provide certain financial advisory services, CAT has paid to Prudential Vector a fee of U.S.$1.3 million in the 2000 financial year.

ITEM 8.     FINANCIAL INFORMATION

     Please see the financial statements included elsewhere in this registration statement.

ITEM 9.     THE LISTING

                    MARKET FOR CAT'S ORDINARY SHARES

Price Range of Ordinary Shares

     CAT's ordinary shares began trading publicly on what was then the Official List of London Stock Exchange Limited on March 25, 1997, under the symbol "CAT." The following table lists information on the price range of CAT's ordinary shares based on the high and low reported closing prices for CAT's ordinary shares as reported on the Official List of London Stock Exchange for the periods indicated below. These prices do not include retail markups, markdowns or commissions.

                                                                High         Low
                                                                ----      ------
                                                                   (in pence)
Financial Year 1998
First Quarter............................................        470         355
Second Quarter...........................................        418         350
Third Quarter............................................        354         245
Fourth Quarter...........................................        250         142
Financial Year 1999
First Quarter............................................        250         130
Second Quarter...........................................        250         189
Third Quarter............................................        246      192.25
Fourth Quarter...........................................        225      167.25
Financial Year 2000
First Quarter............................................       4900         585
Second Quarter...........................................       2925        1825
Third Quarter............................................       3025        1825
Fourth Quarter...........................................       4150        2900
September 2000...........................................       4150        3554
October 2000.............................................       4350        3450
November 2000............................................       4388        2605
December 2000............................................       3790        3175
January 2001.............................................       3550        2828
February 2001............................................       3500        3000
March 2001...............................................       3118      1337.5
April 2001...............................................       2040      1537.5

     As of September 30, 2000, there were approximately 2000 holders of record of the ordinary shares. On May 21, 2001, the closing price on the Daily Official List of London Stock Exchange Limited for the ordinary shares was 2655p.

     London Stock Exchange Limited is the only stock exchange on which the ordinary shares currently trade. Application is being made currently to list American Depositary Shares in respect of the ordinary shares on the Nasdaq National Market. If such application is approved, CAT expects trading of the American Depositary Shares to commence upon the date of effectiveness of this registration statement.

     Certain information required to be provided by Item 9 has been provided in
Item 10 in "Articles of Association; Description of Ordinary Shares" and "Description of American Depositary Receipts."

ITEM 10.    OTHER INFORMATION

                                 SHARE CAPITAL

     CAT has 50,000,000 authorized ordinary shares of 10p par value each, of which 34,770,438 were outstanding as of September 30, 2000. The following table sets out a reconciliation of the number of shares outstanding as of October 1, 1997 to the number of ordinary shares outstanding as of September 30, 2000.

                                                                                             Amount
                                                                                           received by
                                                                                             CAT in
                                                                          Par value of      excess of      Net Cash
                                                          Number of          issued            par        Proceeds to
                                                       ordinary shares    share capital       value           CAT
                                                       ---------------    -------------    -----------    -----------
                                                                                 (In thousands of pounds sterling)
Ordinary shares outstanding as of October 1, 1997           22,154,751            2,215         42,785
Issued to the Staff Share Scheme.....................           14,982                2             55             (a)
Exercise of options .................................           29,900                3                         24 (b)
Exercise of options..................................            2,578                               3              3
Acquisition of Aptein Inc............................        1,290,373              129          2,845             (c)
Reallocation of fees paid............................                                               65
Adjustment of listing expenses.......................                                               67
                                                       --------------------------------------------------------------
Ordinary shares outstanding as of September 30,
1998                                                        23,492,584            2,349         45,820
Issued to the Staff Share Scheme.....................           44,800                4            104             (a)
Exercise of options..................................          512,500               51             30             81
Acquisition of Aptein Inc............................        1,075,245              108          2,177             (c)
In lieu of fees .....................................            6,750                1             33             (d)
Corporate agreement..................................          149,486               15            301             (e)

                                                       --------------------------------------------------------------
Ordinary shares outstanding as at September 30,
1999                                                        25,281,365            2,528         48,465
Issued to the Staff Share Scheme.....................           66,000                7            183             (a)
Exercise of options..................................           42,500                4              -         114 (f)
Exercise of options..................................          761,010               76          2,173          2,249
In lieu of fees......................................           12,194                1             34             (d)
Placing in December 1999.............................           56,000                6            155         161 (f)
Issued to Monsanto Europe S.A. in January 2000 as
part of a collaborative agreement....................        1,870,837              187          7,189          7,376
Issued to Human Genome Sciences Inc.  in April 2000
as part of a collaborative agreement.................        1,670,000              167         32,669         32,836
International offering of ordinary shares in
April 2000...........................................        5,010,532              501         88,827         89,328
                                                       --------------------------------------------------------------
Ordinary shares outstanding as at September 30,
2000                                                        34,770,438            3,477        179,695
                                                       --------------------------------------------------------------

__________________________________________

(a) The market value of ordinary shares issued to the Staff Share Scheme is charged as a compensation expense.

(b) Exercised over shares in CAT Limited and exchanged. Issued at an aggregate premium of(pound)21,000.

(c) These shares were issued to the shareholders of Aptein Inc in consideration for the merger of Aptein with a wholly owned subsidiary of CAT. On July 15, 1998, CAT acquired Aptein Inc. for a total consideration of up to U.S.$11 million. $6 million was payable on closing and up to $5 million was deferred subject to achievement of certain conditions. The consideration at the closing was paid by the issue of 1.29 million ordinary shares. The deferred consideration was paid by the issue of up to 1.08 million shares. In June 1999, the conditions for the payment of the deferred consideration having been met, the second tranche of shares was issued. The fair value of that consideration when paid reflected the prevailing market price of the shares.

(d) All non-executive directors have elected to take part of their fees in shares. See "Directors, Senior Executives and Employees - Non-executive directors arrangements."

(e) Issued to The Scripps Research Institute and Stratagene as part of a corporate agreement.

(f) Exercised over shares in CAT Limited and exchanged. Issued at an aggregate premium of(pound)112,000.

Outstanding subscription rights and options

As of September 30, 2000, the following options to subscribe for ordinary shares, granted for no consideration, were outstanding and held by CAT's employees (including the directors) and consultants:

Plan                  Exercise      Earliest date exercisable   Latest date exercisable    Notes        Number
                      price
Old Share Schemes      (Pounds)1.28  September 15, 1996          September 14, 2003         (a)                  20,350
                       (Pounds)1.28  April 28, 1998              April 27, 2005             (a)                 115,009
                           US$4.80  April 19, 2001              April 19, 2006              -                   75,000
                       (Pounds)2.98  May 10, 1999                May 9, 2006                 -                    2,435
                       (Pounds)3.00  September 4, 1999           September 3, 2006          (a)                 192,258
                       (Pounds)3.00  December 16, 1999           December 15, 2003                              150,000
Share option plan
                B      (Pounds)5.00  March 24, 2000              March 23, 2004             (b)                  59,270
                A      (Pounds)5.00  March 24, 2000              March 23, 2007             (b)                  80,630
                B      (Pounds)5.58  June 2, 2000                June 1, 2004               (b)                   3,584
                A      (Pounds)5.58  June 2, 2000                June 1, 2007               (b)                   5,376
                B      (Pounds)5.00  December 19, 2000           December 18, 2004          (b)                 139,800
                A      (Pounds)5.00  December 19, 2000           December 18, 2007          (b)                  95,000
                A      (Pounds)5.00  June 25, 2001               June 24, 2008              (b)                  87,500
                A      (Pounds)5.00  November 27, 2001           November 26, 2008          (b)                  17,500
                B      (Pounds)2.42  November 27, 2001           November 26, 2005          (b)                 175,828
                A      (Pounds)2.42  November 27, 2001           November 26, 2008          (b)                  64,711
                A      (Pounds)2.10  May 28, 2002                May 27, 2009               (b)                   5,625
                B      (Pounds)2.87  December 3, 2002            December 2, 2006           (b)                 413,064
                A      (Pounds)2.87  December 3, 2002            December 2, 2009           (b)                  73,448
                A      (Pounds)23.03  May 26, 2003               May 22, 2010               (b)                   3,264
                                                                                                        ---------------
                                                                                                              1,779,652
                                                                                                        ===============

_____________________

(a) Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. The effect of these linked options is to provide a choice of two alternative schemes under which options can be exercised. Where relevant, pairs of linked options are counted as a single option.

(b) All options issued to date under Part A and Part B are subject to the performance condition that the relative increase in CAT's share price exceeds the relative increase in the daily total return figure for the FTSE All Share Index for a period of three consecutive years following the date of grant.

In addition to the option arrangements listed in the above table, the following persons have rights to subscribe for ordinary shares of CAT as set out below:

     . Kebitek ApS has the right, pursuant to a consultancy agreement dated June 19, 1996 between Denzyme ApS, CAT Limited and Kebitek ApS (as amended), to subscribe for up to 17,010 ordinary shares at a subscription price of (Pounds)3 per share, of which 5,670 were subscribed for on January 31, 2000. The remaining rights vest when CAT enters into a license agreement covering certain technology. The rights may be exercised within five years after vesting.

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     .    T.L. Holtet has the right, pursuant to a consultancy agreement dated
          June 19, 1996 between Denzyme ApS, CAT Limited and T.L. Holtet (as amended), to subscribe for up to 8,490 Ordinary Shares at a subscription price of (Pounds)3 per share, of which 2,830 were subscribed on February 18, 2000. The remaining rights vest when CAT enters into a license agreement covering certain technology. The rights may be exercised within five years after vesting.

     As of September 30, 2000, CAT had outstanding an aggregate of 34,770,438 ordinary shares, assuming no exercise of outstanding options. CAT's ordinary shares may not be held by the depositary, and American Depositary Shares may not be issued in respect of such ordinary shares, unless such shares are freely transferable in the United States pursuant to the Securities Act. Such ordinary shares may be transferred to the depositary and American Depositary Shares may be issued in respect of such shares if such shares have been held for the applicable holding period pursuant to Rule 144 under the Securities Act. The remaining ordinary shares and shares issued upon exercise of outstanding options may be sold in the United States public market subject to the timing and volume limitations and other conditions imposed by Rule 144, and in the case of the shares issued to employees or upon exercise of options, Rule 701 under the Securities Act. Sales of substantial amounts of ordinary shares pursuant to a registration statement, Rule 144, Rule 701, Regulation S or otherwise, whether in the United States or abroad, could adversely affect the public market prices of the ordinary shares and American Depositary Shares.

Registration rights of holders of CAT ordinary shares

     In connection with strategic collaborations, CAT issued 307,982 ordinary shares to Genzyme Corporation in October 2000 and 1,670,000 ordinary shares to Human Genome Sciences, Inc. in April 2000. Upon the listing of CAT's ordinary shares (or American Depositary Receipts in respect thereof) on the Nasdaq Stock Market or other national securities exchange in the United States, each of these shareholders has the right to require CAT to use its reasonable endeavors (in the case of Human Genome Sciences) or its best endeavors (in the case of Genzyme) to cause such shareholder's shares to be listed on the applicable stock exchange and to cause a registration statement to be filed and made effective under the Securities Act covering the resale of such shares.

Rule 144 and Rule 701

     In general, under Rule 144 of the Securities Act, a person, or group of persons whose shares are aggregated for purposes of Rule 144, who has beneficially owned "restricted securities" as defined in Rule 144 for at least one year, including the holding period of any prior owner, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (a) 1% of the number of CAT's shares then outstanding or (b) the average weekly trading volume of the shares underlying the American Depositary Shares on the Nasdaq National Market during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about CAT.

     Under Rule 144(k), a person, or persons whose shares are aggregated, that is not deemed to have been an affiliate at any time during the three months preceding a sale and that has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner, except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume and other limitation or notice provisions of Rule 144. As defined under Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, that issuer.

     In general, under Rule 701 of the Securities Act, any employee, consultant or advisor of CATs who purchases shares from CAT in connection with a compensatory share or option plan or other written agreement

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becomes subject to the periodic reporting requirements of Section 13 or 15(d) of the Exchange Act but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Regulation S

     Under Regulation S under the Securities Act, shares that CAT has issued or issues in the future outside the United States may be sold freely outside the United States. All of CAT's shareholders will be able to sell ordinary shares on the London Stock Exchange in accordance with Regulation S.

Effect of sales of shares

     Prior to the listing of the American Depositary Shares on the Nasdaq National Market, there has been no market for the ordinary shares or American Depositary Shares in the United States, and CAT cannot advise investors as to the effect, if any, that sales in the public market of the ordinary shares in the United States, or the availability of shares for sale, will have on the market prices of the ordinary shares and American Depositary Shares in the United States prevailing from time to time. Nevertheless, sales of significant numbers of the ordinary shares in the public market could adversely affect the market prices of the ordinary shares and American Depositary Shares and could impair CAT's ability to raise capital or use its equity securities to make acquisitions.

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                         DESCRIPTION OF SHARE CAPITAL

     The following summarizes the material rights of holders of ordinary shares, as set out in CAT's Memorandum of Association and Articles of Association. The following summary is qualified in its entirety by reference to CAT's Memorandum of Association and Articles of Association, each of which are filed as exhibits to this registration statement.

Description of objects and purposes

     CAT's principal objectives are to carry on business as a holding company and an investment company and to engage in and carry on research and development work of any kind.

Voting rights of holders of ordinary shares

     Annual general meetings of the shareholders are held at such time and place as the board of directors may determine. The board of directors may convene an extraordinary general meeting whenever it deemed fit.

     Subject to the articles of association and to any restrictions imposed on any shares, the notice convening a general meeting shall be given to all the members of CAT, to all persons entitled by transmission (whether on the death or bankruptcy of a member or other event giving rise to transmission by operation of law) and to the directors and the auditors of CAT.

     Subject to any rights or restrictions attached to any shares and to any other provisions of the articles of association, at any general meeting on a show of hands every member who is present in person will have one vote and on a poll every member will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a member may appoint more than one proxy to attend on the same occasion. There are no special restrictions attaching to the ordinary shares.

     In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and seniority will be determined by the order in which the names of the holders appear in the register of members of CAT.

     Unless the board of directors otherwise determines, no shareholder, or person to whom any of that shareholder's shareholding is transferred other than by a transfer approved under the articles, may vote at any general meeting or at any separate meeting of holders of any class of shares in CAT either in person or by proxy: (A) in respect of any share of CAT held by him unless all monies presently payable by him in respect of that share have been paid; or (B) in respect of any share comprised in the relevant share capital (as defined in section 198(2) of the Companies Act) held by him, if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Companies Act and has failed to give CAT the information required by the notice within the applicable period and CAT has then given the holder of that share a further notice ("restriction notice") to the effect that from the service of the restriction notice the share will be subject to some or all of the relevant restrictions.

Dividends and other distributions; redemptions, capital calls

     Subject to the provisions of applicable law (the "Statutes"), CAT may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the board of directors. If it appears to the board of directors that such payments are justified by the financial position of CAT, the board of directors may pay: (A) interim dividends; or (B) at intervals settled by it, any dividend payable at a fixed date.

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     Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in which the dividend is paid.

     Dividends may be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The board of directors may, if authorized by an ordinary resolution of CAT, offer the holders of ordinary shares the right to elect to receive new ordinary shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

     CAT may stop sending any check or warrant through the mail for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends the checks or warrants have been returned undelivered or remain uncashed. CAT must resume sending checks or warrants if the shareholder or person entitled by transmission claims the arrears.

     Any dividend unclaimed for 12 years from the date when it became due for payment will be forfeited and revert to CAT.

     In a winding up, a liquidator may, with the sanction of a special resolution of CAT and any other sanction required by the Statutes, divide among the shareholders the whole or any part of the assets of CAT (whether the assets are of the same kind or not).

     Unless the board of directors determines otherwise, no shareholder holding shares representing 0.25% or more in nominal value of the issued shares of any class of share capital of CAT will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Companies Act and has failed to give CAT the information required by the notice within the applicable period and CAT has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

     CAT is empowered by the articles of association to issue redeemable shares. The ordinary shares are not redeemable by CAT and no other classes of redeemable shares are currently outstanding.

     Subject to the terms of issue, the board of directors may from time to time make calls upon the shareholders in respect of any money unpaid on their shares (whether in respect of the nominal amount or by way of premium). A person on whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. If a call remains unpaid after it has become due and payable, the board of directors may serve a notice on the holder requiring payment together with any interest thereon and any costs, charges and expenses incurred by CAT by reason of the non-payment. If such notice is not complied with, any share in respect of which the notice was given may, before payment of all calls and interest due in respect of it is made, be forfeited by a resolution of the board of directors, and notice of forfeiture served on the holder and entered in the register of members of CAT. A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, which shall be deemed to be the property of CAT and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board of directors thinks fit, but in all cases such person shall remain liable to CAT for all moneys which at the date of forfeiture were payable by him to CAT in respect of those shares with interest thereon from the date of forfeiture until payment at such rate (not exceeding 15% per annum) as the board of directors may determine.

Capitalization of profits

     If the board of directors so recommends, CAT's shareholders may pass an ordinary resolution to capitalize all or any part of any undivided profits of CAT not required for paying any preferential dividend

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

(whether or not they are available for distribution) or all or any part of any sum standing to the credit of any reserve or fund (whether or not available for distribution). The board of directors may appropriate the capitalized sum to those shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of CAT or a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly one way or partly in the other; but for the purposes of the articles of association the share premium account, the capital redemption reserve, and any reserve or fund representing profits which are not available for distribution may only be applied in paying up in full unissued shares of CAT.

Variation of rights

         Subject to the Statutes, all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of the articles of association relating to general meetings with mutatis mutandis applying to any such separate meeting, except that: (A) the necessary quorum will be a person or persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, any such holder who is present in person or by proxy whatever the number of shares held by him; (B) any holder of shares of that class present in person or by proxy may demand a poll; and (C) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

Transfer of shares

         CREST, a paperless settlement system, was introduced in July 1996. The articles of association provide for shares to be settled through CREST and CAT has made the ordinary shares eligible for settlement in CREST by means of a resolution of the board of directors dated February 26, 1997 as contemplated by the Uncertificated Securities Regulations of 1995 (the "Regulations").

         Subject to such restrictions of the articles of association as may be applicable, a shareholder may transfer all or any of his shares, in the case of shares held in certificated form, by an instrument of transfer in any usual form or in any other form which the board of directors may approve or, in the case of shares held in uncertificated form, in accordance with the Regulations and the rules of the CREST system and otherwise in such manner as the board of directors in its absolute discretion shall determine. An instrument of transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Subject to the Statutes, the transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it.

         The board of directors may also refuse to register the transfer of a share: (A) in the case of shares held in certificated form, if it is not lodged, duly stamped (if necessary), at the registered office of CAT or at such other place as the board of directors may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; (B) if it is not in respect of one class of share only; (C) if it is in favor of more than four transferees; (D) if it is in favor of a minor; (E) in the case of shares held in certificated form, if it is in favor of a bankrupt or person of mental ill health; and (F) in the case of shares held in uncertificated form, in any other circumstances permitted by the Regulations and/or the CREST system's rules.

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

         If the board of directors is permitted to refuse to, and refuses to, register a transfer it will, in the case of shares held in certificated form, within two months after the date on which the transfer was lodged and, in the case of shares held in uncertificated form, within two months after the date on which the relevant operator instruction was received by or on behalf of CAT send to the transferee a notice of refusal. The registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any calendar year) as the board of directors may determine.

         No fee will be charged for the registration of any transfer or other document relating to or affecting the title to any share. Any instrument of transfer which is registered may be retained by CAT, but any instrument of transfer which the board of directors refuses to register will be returned to the person lodging it when notice of the refusal is given.

         Unless the board of directors otherwise determines, no shareholder holding shares representing 0.25% or more in nominal value of the issued shares of any class of relevant share capital (as defined in section 198(2) of the Companies Act) in CAT will be entitled to transfer any such shares otherwise than pursuant to an arm's length sale (as defined in the articles of association), if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Companies Act and has failed to supply CAT with the information required by the notice within the applicable period and CAT has then given the older of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

Alteration of capital

         CAT may by ordinary resolution increase, consolidate, divide and sub-divide its share capital and cancel any shares. Subject to the Statutes, CAT may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner.

Purchase of own shares

         Subject to the Statutes and to any rights conferred on the holder of any class of shares, CAT may purchase all or any of its shares of any class (including any redeemable shares).

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               DESCRIPTION OF RELEVANT PROVISIONS OF ENGLISH LAW

Limitations affecting shareholders of an English company

         There are currently no limitations, either under English law or in CAT's articles of association on the rights of non-residents to hold or vote shares. In addition, there are currently no U.K. foreign exchange control restrictions on the conduct of CAT's operations or affecting the remittance of dividends on listed shareholders' equity.

City Code on Takeovers and Mergers

         The City Code on Takeovers and Mergers, known as the City Code, regulates various aspects of takeovers and mergers relating to UK public companies such as CAT and imposes certain conditions on acquisitions of shares by certain shareholders. The City Code is issued by the Panel on Takeovers and Mergers and does not have the force of law. The City Code and the Panel operate principally to ensure fair and equal treatment of all shareholders in relation to takeovers.

Disclosure of interests

         Sections 198 to 202 of the Companies Act 1985 provide that if a person acquires an interest in 3% (or, in the case of certain interests in shares listed in the Companies Act, for example, interests held by some investment fund managers, 10%) or more of any class of CAT's "relevant share capital" being shares, including shares held in the form of American Depositary Shares, that carry the right to vote at CAT's general meetings, that person must notify CAT of this interest within two business days following the day on which the obligation arises. After the threshold is exceeded, that person must notify CAT of any changes, increases or decreases, in respect of a whole percentage figure (rounded down to the next whole number) which reduce such interest below the threshold.

         For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares, including interests in any shares:

         (a) in which a spouse or child or stepchild under the age of 18 is interested;

         (b) in which a corporate body is interested and either (1) that corporate body or its directors generally act in accordance with that person's directions or instructions, or (2) that person controls one-third or more of the voting power of that corporate body; or

         (c) in which another party is interested and the person and that other party are parties to a "concert party" agreement under
                  Section 204 of the Companies Act 1985. A concert party agreement is one that provides for one or more parties to it to acquire interests in shares of a particular company and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests acquired in pursuance of the agreement and any interest in the company's shares is in fact acquired by any of the parties pursuant to the agreement; or

         (l) the Companies Act 1985 provides that certain interests in shares are to be disregarded for the purposes of the notification obligation under Sections 198 to 202 of the Companies Act 1985.

         In addition, Section 212 of the Companies Act provides that a public company may, by written notice, require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in the company's relevant share capital to confirm that fact or, as the case may be, to indicate whether

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or not that is the case and, where that person holds or, during the relevant time, had held an interest in such shares, to give any further information as may be required relating to this interest and any other interests in the shares of which he or she is aware.

         Where notice is served by a company under the foregoing provisions on a person that is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English courts for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, any exercise of voting rights and any other rights in respect of those shares including, other than in liquidation, payments in respect of those shares.

Rights of inspection

         Except when closed in accordance with the provisions of the Companies Act 1985, the register and index of names of the shareholders of CAT, together with certain other registers required to be maintained by CAT, may be inspected during business hours by its shareholders, without charge, and by other persons upon payment of a fee, and copies may be obtained on payment of a fee. The shareholders may, without charge, also inspect the minutes of meetings of the shareholders during business hours and obtain copies upon payment of a fee. The published directors' report and audited annual accounts of CAT are required to be laid before the shareholders in a general meeting and a shareholder is entitled to a copy of such report and accounts. Copies are filed with the Registrar of Companies in England and Wales from whom copies are publicly available upon payment of the appropriate fee. CAT shareholders have no rights to inspect the accounting records or minutes of meetings of the directors of CAT.

Shareholders' suits

         English case law has established generally that CAT, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to CAT or where there is an irregularity in its internal management. Exceptions to this general rule include illegal acts or acts outside CAT's powers, failure to adopt a required special resolution, fraud committed on minority shareholders by persons who control CAT and an infringement of the personal rights of a shareholder.

         In addition, section 459 of the Companies Act permits a shareholder whose name is on the register of members of CAT (including U.S. persons) to apply for a court order when CAT's affairs are being or have been conducted in a manner unfairly prejudicial to the interests of the shareholders generally or some part of the shareholders, including at least the petitioning shareholder, or where any actual or proposed act or omission of CAT is or would be so prejudicial. A court, when granting relief in an action complaining of unfair prejudice, has wide discretion, including authorizing civil proceedings to be brought in the name of CAT by a shareholder on such terms as the court may direct.

Indemnification of Directors and Officers

         English law does not permit CAT to indemnify a director or an officer of CAT or any person employed by CAT as an auditor against any liability that, by virtue of any rule of law, would otherwise attach to him in respect of negligence, default, breach of duty or breach of trust in relation to CAT, except liability incurred by such director, officer or auditor in defending any legal proceedings (whether civil or criminal) in which judgment is given in his favor or in which he is acquitted or in certain instances in which, although he is liable, a court finds that such director, officer or auditor acted honestly and reasonably and that, with regard to all the circumstances, he ought fairly to be excused and release is granted by the court. Section 310 of the Companies Act 1985 enables CAT to purchase and maintain insurance for directors, officers and auditors against any

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liability that would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust in relation to CAT. CAT has purchased and maintains in force such insurance.

Enforcing civil liabilities

         CAT is a public limited company incorporated under the laws of England and Wales. Substantially all of CAT's directors and senior management are not residents of the United States. Substantially all of the assets of such persons and a substantial majority of the assets of CAT and its subsidiaries are be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such person or CAT or to enforce against them judgments of courts of the United States predicated upon civil liability provisions of the U.S. federal or state securities laws.

         Furthermore, CAT has been advised by its legal advisers, CMS Cameron McKenna, that there is substantial doubt as to the enforcement in England, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated upon U.S. federal securities laws, including civil liabilities under those laws.

         However, final and conclusive judgment against CAT obtained in an United States Court may be enforced in England by the commencement of a fresh action before an English Court based on such a judgment of the United States Court. Judgment against CAT may be granted by the English Court without requiring the issues in the United States litigation to be reopened on the basis that those matters are res judicata provided that the English Court is satisfied, among other things:

         .    as to the jurisdiction of the United States Court;

         . that the United States judgment is not impeachable for fraud and is not contrary to English rules of natural justice;

         . that the enforcement of such judgment will not be contrary to public policy in the United Kingdom;

         .    that such judgment is for a liquidated sum;

         . that such judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty;

         . that such judgment remains valid and enforceable in the court in which it was obtained unless and until it is set aside; and

         . that the English enforcement proceedings are commenced within the relevant limitation period (typically six years); and

         . enforcement of the judgment is not restricted by the provisions of the Protection of Trading Interests Act 1980.

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                   DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American depositary receipts

         The Bank of New York (the "depositary") will issue the American Depositary Shares in the form of American Depositary Receipts (the "ADRs"). The ownership interest in each of CAT's ordinary shares will be represented by one ADR. The ordinary shares (or the right to receive ordinary shares) will be deposited by CAT with The Bank of New York, the custodian in London (the "Custodian"). Each ADR will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's principal executive office is located at One Wall Street, New York, New York 10286. Its Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286.

         Investors may hold ADRs either directly or indirectly through brokers or other financial institutions. If an investor holds ADRs directly, it is an ADR holder. This description applies to direct holders of ADRs. If investors hold the ADRs indirectly, they must rely on the procedures of their broker or other financial institution to assert the rights of ADR holders described in this section. Investors should consult with their broker or financial institution to find out what those procedures are.

         Because The Bank of New York will actually hold the ordinary shares, investors must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in an agreement among CAT, The Bank of New York and the ADR holders. The agreement and the ADRs are generally governed by New York law.

         The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire agreement and the ADR. Directions on how to obtain copies of these are provided in the section entitled "Miscellaneous."

Share dividends and other distributions

         The Bank of New York has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. Investors will receive these distributions in proportion to the number of shares their ADRs represent.

         Cash. The Bank of New York will convert any cash dividend or other cash distribution CAT pays on the shares into U.S. dollars at the time it receives the dividends, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the government of the United Kingdom is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the pounds sterling only to those ADR holders to whom it is possible to do so. It will hold the pounds sterling it cannot convert for the account of the ADR holders who have not been paid. It will not invest the pounds sterling and it will not be liable for the interest.

         Before making a distribution, any withholding taxes that must be paid under the laws of the United Kingdom will be deducted. See "Taxation - Taxation of Dividends." The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the pounds sterling into U.S. dollars, investors may lose some or all of the value of the distribution.

         Ordinary Shares. The Bank of New York may distribute new ADRs representing any ordinary shares CAT may distribute as a dividend or free distribution, if CAT furnishes it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to use a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

         Rights to receive additional shares. If CAT offers holders of its ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to investors. CAT must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If CAT does not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, ADR holders will receive no value for them.

         If The Bank of New York makes rights available to investors, upon instruction from the investors, it will exercise the rights and purchase the shares on behalf of the investors. The Bank of New York will then deposit the shares and issue ADRs to the investors. It will only exercise rights if investors pay it the exercise price and any other charges required to be paid by the investors.

         U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, investors may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

         Other Distributions. The Bank of New York will send to investors anything else CAT distributes on deposited securities by any means it determines is legal, fair and practical. If it cannot make the distribution in that way, CAT has a choice. It may decide to sell what CAT distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what CAT distributed, in which case the ADRs will also represent the newly distributed property.

         The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. CAT has no obligation to register ADRs, shares, rights or other securities under the Securities Act. CAT also has no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that investors may not receive the distribution CAT makes on its shares or any value for them if it is illegal or impractical for CAT to make them available to investors.

Deposit, withdrawal and cancellation

         The Bank of New York will issue ADRs if investors or their brokers deposit shares or evidence of rights to receive shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names requested and will deliver the ADRs at its office to the persons requested.

         Investors may turn in ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by the investor and (2) any other deposited securities underlying the ADR at the office of the Custodian. At the request, risk and expense of the investor, The Bank of New York will deliver the deposited securities at its office.

Voting rights

         Investors may instruct The Bank of New York to vote the shares underlying the ADRs but only if CAT asks The Bank of New York to ask for those instructions. Otherwise, investors will not be able to exercise the right to vote unless they withdraw their shares. However, investors may not have sufficient advanced notice of the meeting to withdraw the shares.

         If CAT asks for instructions from the investors, The Bank of New York will notify investors of the upcoming vote and arrange to deliver CAT's voting materials to the investors. The materials will (1) describe the matters to be voted on and (2) explain how investors, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying the ADRs as directed. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to English law and the provisions of CAT's Articles of Association, to vote or to have its agents vote the shares or other deposited securities as instructed. The Bank of New York will only vote or attempt to vote as instructed.

         CAT cannot assure investors that they will receive the voting materials in time to ensure that investors can instruct The Bank of New York to vote the shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that investors may not be able to exercise the right to vote and there may be nothing investors can do if shares are not voted as requested.

Fees and expenses

    -------------------------------------------------------------------------------------------------------------
    ADR holders must pay:                               For:
    -------------------------------------------------------------------------------------------------------------
    $5.00 (or less) per 100 ADSs (or portion thereof)   Each issuance of an American Depositary Share,
                                                        including as a result of a distribution of shares or
                                                        rights or other property
                                                        Each cancellation of an American Depositary Share,
                                                        including if the agreement terminates
    -------------------------------------------------------------------------------------------------------------
    $.02 (or less) per ADS (or portion thereof)         Any cash payment
    -------------------------------------------------------------------------------------------------------------
    Registration                                        or Transfer Fees Transfer and registration of shares on
                                                        the share register of the Foreign Registrar from your
                                                        name to the name of The Bank of New York
                                                        or its agent when you deposit or withdraw shares

    -------------------------------------------------------------------------------------------------------------
    Expenses of The Bank of New York                    Conversion of U.K. pound sterling to U.S. dollars
                                                        Cable, telex and facsimile transmission expenses
    -------------------------------------------------------------------------------------------------------------
    Taxes and other governmental charges The Bank of    As necessary
    New York or the Custodian have to pay on any ADR
    or share underlying an ADR, for example, stock
    transfer taxes, stamp duty or withholding taxes
    -------------------------------------------------------------------------------------------------------------

Payment of taxes

         Investors will be responsible for any taxes or other governmental charges payable on the ADRs or on the deposited securities underlying the ADRs. The Bank of New York may refuse to transfer the ADRs or allow investors to withdraw the deposited securities underlying the ADRs until such taxes or other charges are paid. It may apply payments owed to the investor or sell deposited securities underlying the ADRs to pay any taxes owed and the investors will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to the investor any proceeds, or send to the investor any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers.


    -------------------------------------------------------------------------------------------------------------
    If CAT:                                                 Then:
    -------------------------------------------------------------------------------------------------------------
    Changes the nominal or par value of its shares          The cash, shares or other securities received by
    Reclassifies, splits up or consolidates any of the      The Bank of New York will become deposited
    deposited securities                                    securities.  Each ADR will automatically represent
    Distributes securities on the shares that are not       its equal share of the new deposited securities.
    distributed to investors                                The Bank of New York may, and will if CAT asks it
    Recapitalizes, reorganizes, merges, liquidate, sells    to, distribute some or all of the cash, shares or
    all or substantially all of its assets, or takes any    other securities it received. It may also issue new
    similar action                                          ADRs or ask investors to surrender outstanding ADRs
                                                            in exchange for new ADRs, identifying the new
                                                            deposited securities.
    -------------------------------------------------------------------------------------------------------------

Amendment and termination

         CAT may agree with The Bank of New York to amend the agreement and the ADRs without consent of the investor for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies investors of the amendment. At the time an amendment becomes effective, investors are considered, by continuing to hold the ADR, to agree to the amendment and to be bound by the ADRs and the agreement as amended.

         The Bank of New York will terminate the agreement if CAT asks it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told CAT that it would like to resign and CAT has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify investors at least 90 days before termination.

         After termination, The Bank of New York and its agents will be required to do only the following under the agreement: (1) advise investors that the agreement is terminated, and (2) collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs. After termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. At any time after expiration of one year from the date of termination, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After that time, CAT's only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on obligations and liability to ADR holders

         The agreement expressly limits CAT's obligations and the obligations of The Bank of New York, and it limits CAT's liability and the liability of The Bank of New York. CAT and The Bank of New York:

         . are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

         . are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

         . are not liable if either exercises discretion permitted under the agreement;

         . have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on behalf of investors or any other party; and

         . may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

         In the agreement, CAT and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for depositary actions

         Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or withdrawal of shares, The Bank of New York may require:

         . payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

         . production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

         . compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

         The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the books of The Bank of New York or CAT are closed, or at any time if The Bank of New York or CAT thinks it advisable to do so.

         Investors have the right to cancel their ADRs and withdraw the underlying shares at any time except:

         . when temporary delays arise because: (1) The Bank of New York or CAT has closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) CAT is paying a dividend on the shares;

         . when ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

         . when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

         This right of withdrawal may not be limited by any other provision of the agreement.

PreRelease of ADRs

         In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

                                   TAXATION

         The following discussion summarizes the material U.S. federal income tax consequences and U.K. tax consequences of the acquisition, ownership and disposition of shares, including shares represented by ADSs evidenced by ADRs. This summary applies to you only if you are a beneficial owner of ADSs or shares and you are:

         .        an individual citizen or resident of the United States,

         . a corporation organized under the laws of the United States or any state thereof or the District of Columbia or

         . otherwise subject to U.S. federal income tax on a net income basis in respect of the shares or ADSs.

         This summary applies only to holders who will hold ADSs or shares as capital assets. This summary is based:

         . upon current U.K. tax law and U.S. tax law, and U.K. Inland Revenue and U.S. Internal Revenue Service practice,

         . upon the United Kingdom - United States Convention relating to income and capital gains taxes as in effect on the date of this prospectus (the "income tax treaty"),

         . upon the United Kingdom-United States Convention relating to estate and gift taxes as in effect on the date of this Prospectus (the "estate tax treaty"), and

         . in part upon representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its respective terms.

         The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to U.S. expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, holders who hold ADSs or shares as part of hedging, straddle, constructive sale or conversion transactions, holders who own directly, indirectly or by attribution 10% or more of the voting power of CAT and holders whose functional currency for U.S. tax purposes is not the U.S. dollar. In addition, the following summary of U.K. tax considerations does not, save where indicated otherwise, apply to you if:

         . you are resident or, in the case of an individual, ordinarily resident in the United Kingdom for U.K. tax purposes,

         . your holding of ADSs or shares is effectively connected with a permanent establishment in the United Kingdom through which you carry on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or

         . you are a corporation that, alone or together with one or more associated corporations, controls directly or indirectly, 10% or more of the issued voting share capital of CAT.

         You should consult your own tax advisors as to the particular tax consequences to you under U.K., U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or shares. For U.S. federal income tax purposes, holders of ADSs will be treated as owners of the underlying shares attributable thereto and the discussion of U.S. federal income tax consequences to holders of ADSs applies as well to holders of shares.

United Kingdom Tax Considerations

Taxation of Dividends and Distributions

         Under current U.K. taxation legislation, no tax will be withheld from cash dividend payments by CAT.

         U.S. holders of shares or ADSs will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid by CAT. This is because the income tax treaty provides for a notional U.K. withholding tax, at the rate of 15%, which exceeds the tax credit of 10% to which an individual resident in the United Kingdom would have been entitled had he received the dividend.

         You should consult your own tax advisers as to whether any tax credit or the notional U.K. withholding tax under the income tax treaty will be considered to have been paid with respect to dividends.

United Kingdom Taxation of Capital Gains

         U.S. holders of shares or ADSs who are not resident or ordinarily resident in the United Kingdom will not be liable for U.K. tax on capital gains realized on the disposal of a share or ADS unless, at the time of the disposal, such holder carries on a trade, including a profession or vocation, in the United Kingdom through a branch or agency and such share or ADS is, or has been, held or acquired for the purposes of such trade or branch or agency.

         A holder of shares or ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continues not to be resident or ordinarily resident in the United Kingdom for a period of less than five years and who disposes of shares or ADSs during that period may also be liable to U.K. tax on capital gains, notwithstanding that he or she is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

         Neither the surrender of ADSs in exchange for the deposited ordinary shares represented by the surrendered ADSs nor the deposit of ordinary shares for ADSs representing the ordinary shares will be a taxable event for the purposes of U.K. income and corporation tax or U.K. capital gains tax. Accordingly, U.S. holders will not realize any gain or loss on surrendering ADSs or depositing shares.

United Kingdom Inheritance Tax

         Subject to the discussion of the estate tax treaty in the next paragraph, shares or ADSs beneficially owned by an individual will be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the shares or ADSs are the subject of a gift, including a transfer at less than full market value, by such individual. Inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement made more than seven years before the death of the donor. Special rules apply to shares or ADSs held in a settlement.

         A share or ADS held by an individual whose domicile is determined to be the United States for purposes of the estate tax treaty, and who is not a national of the United Kingdom, will not be subject to U.K. inheritance tax on the individual's death or on a lifetime transfer of the share or ADS except where the share or ADS:

 .        is part of the business property of a U.K. permanent establishment of an enterprise, or

 .        pertains to a U.K. fixed base of an individual used for the performance of independent personal services.

         The estate tax treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the United Kingdom in a case where the share or ADS is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

         U.K. stamp duty or SDRT will, subject to specific exceptions, be payable at the rate of 1.5% rounded up to the nearest(pound)5 of the amount of the consideration paid for the shares in registered form which are issued or transferred:

         . to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or

         . to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include issues or transfers of shares in registered form to the Custodian for deposits under the ADS deposit agreement. In circumstances where stamp duty is not payable on the transfer of shares in registered form to the Custodian at the rate of 1.5%, such as where there is no chargeable instrument, SDRT will be payable to bring the charge up to 1.5% in total.

         No U.K. stamp duty will be payable on the acquisition of any ADS or on any subsequent transfer of an ADS, provided that the instrument of transfer and any subsequent instrument of transfer is executed and remains at all times outside the United Kingdom In any other case, the transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS could, depending on all the circumstances of the transfer, give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty is 0.5% of the value of the consideration (rounded up to the nearest (pound)5) (a transfer in contemplation of sale being stampable by reference to the value of the property transferred). Interest will be charged on duty that is not paid within 30 days of execution of a transfer of securities subject to stamp duty, wherever execution takes place. Interest paid will not be allowable as a deduction in computing profits and losses for U.K. tax purposes. Penalties will also apply to documents submitted for stamping more than 30 days after the document was executed where the document was executed in the United Kingdom. For documents executed outside the U.K., penalties will apply to documents not submitted for stamping within 30 days after they are first brought into the U.K. An agreement to transfer an ADS or beneficial ownership of an ADS will not give rise to SDRT.

         Subject to some exceptions, a transfer on sale of shares in registered form will attract ad valorem U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer rounded up to the nearest (pound)5. Generally ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed U.K. stamp duty of (pound)5 will generally be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT paid will be repayable or, if the SDRT has not been paid, the liability to pay such tax, but not necessarily interest and penalties, will be cancelled. SDRT is chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

         Paperless transfers of shares within the U.K. CREST system are generally liable to SDRT, rather than stamp duty, at a rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect

SDRT on relevant transactions settled within the CREST system. Deposits of shares into CREST will not generally be subject to SDRT, unless the transfer into CREST is made for consideration.

United States Federal Income Tax Considerations

Taxation of Dividends

         The gross amount of a distribution paid on a share or an ADS, including the full amount of any notional U.K. withholding tax thereon, will be a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits. To the extent that a distribution exceeds CAT's current or accumulated earnings and profits, it will be treated as a nontaxable return of capital and thereafter as a capital gain. Dividends paid by CAT generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the U.S. Internal Revenue Code.

         The amount of any distribution paid in pounds sterling will equal the fair market value in U.S. dollars of the pounds sterling received on the date received by you in the case of shares, or by the Depositary, in the case of ADSs, based on the spot exchange rate on such date. You will have a basis in any pounds sterling distributed, equal to the dollar value of pounds sterling on the date received by you, in the case of shares, or by the Depositary, in the case of ADSs. Any gain or loss recognized upon a subsequent disposition of pounds sterling will be U.S. source ordinary income or loss.

         Subject to complex limitations, the U.K. notional withholding tax will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against your U.S. federal income tax liability. Dividends distributed by CAT will generally be categorized as "passive income" or, in the case of some holders, as "financial services income," for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, you may claim a deduction of foreign taxes paid in the taxable year. Unlike a tax credit, a deduction generally does not reduce U.S. tax on a dollar-for-dollar basis.

Taxation of Capital Gains

         Upon the sale or exchange of a share or an ADS, you generally will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the share or the ADS. Such gain or loss will be a capital gain or loss. Such gain or loss will generally be treated as U.S. source gain or loss. If you are an individual, any such capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

         The surrender of ADSs in exchange for shares will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

United States Anti-Deferral Provisions

         The U.S. Internal Revenue Code contains certain "anti-deferral" provisions which, if applicable, would change the U.S. federal income tax consequences of owning or disposing of shares or ADSs discussed above. These provisions generally seek to reduce or eliminate the effect of the deferral of U.S. taxes on certain undistributed earnings of foreign corporations, with the result that in some cases income may be required to be recognized before an actual cash distribution is made. As of the date of this prospectus, CAT believes that these anti-deferral provisions will not apply to holders of shares or ADSs.

United States Information Reporting and Backup Withholding

         Dividend payments with respect to shares and ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9.

         Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Passive foreign investment company (PFIC)

         CAT believes that its shares and the ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

         In general, shares or ADSs of U.S. holders will be treated as stock in a PFIC if, for any taxable year in which the shares or ADSs are held:

         .        at least 75% of CAT's gross income for the taxable year is passive income, or

         .        at least 50% of the value, determined on the basis of a
quarterly average, of CAT's assets is attributable to assets that produce or are held for the production of passive income.

         Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

         If CAT is treated as a PFIC, and a U.S. holder does not make a mark-to-market election (as described below), the U.S. holder will be subject to special rules with respect to any gain realized on the sale or other disposition of CAT's ordinary shares or ADSs.

Under these rules:

         .        the gain will be allocated ratably over CAT's holding period for the shares or ADSs,

         .        the amount allocated to the taxable year in which the gain is realized will be taxed as ordinary income,

         .        the amount allocated to each prior year, with certain
exceptions, will be taxed at the highest tax rate in effect for that year, and

         .        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

         CAT does not intend to pay dividends for the foreseeable future. If, however, CAT should make an "excess distribution" to shareholders (generally, any distributions to shareholders during a single taxable year that are greater than 125% of the average annual distributions received by shareholders in respect of the shares or ADSs during the three preceding taxable years or, if shorter, the holding period for the shares or ADSs) and CAT is treated as a PFIC, the excess distribution would be treated the same way a gain would be treated, as described in the preceding paragraph.

         If CAT owns shares or ADSs in a PFIC that are treated as marketable stock, holders may make a mark-to-market election. If this election is made, the PFIC rules described above will not apply. Instead, in general, ordinary income will include each year the excess, if any, of the fair market value of the shares or ADSs at the end of the taxable year over the adjusted basis in the shares or ADSs. Holders will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

         If Holders who own ADSs during any year that CAT is a PFIC, must file Internal Revenue Service Form 8621.

                                 MISCELLANEOUS

         CAT's Registrars are Computershare Services plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH.

         The auditors of CAT are Arthur Andersen of Betjeman House, 104 Hills Road, Cambridge CB2 1LH, chartered accountants and registered auditors. Arthur Andersen has audited the Company's accounts for the three years ended 30 September 2000. Arthur Andersen's reports on such accounts were unqualified and did not contain a statement under subsections 237(2) or (3) of the Companies Act.

         The exhibits to this registration statement are available for review at CAT's principal office.

                               The Science Park
                                   Melbourn
                                Cambridgeshire
                                    SG8 6JJ
                                    England

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Market Risk."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Please see "Description of American Depositary Receipts."

                                    PART II

                   THE ITEMS UNDER PART II ARE NOT REQUIRED

                                   PART III

                               INDEX TO EXHIBITS

              Exhibit              Description
              -------        -----------------------
              1.1            Memorandum and Articles of Association

              2.1            Specimen of ordinary share certificate

              2.2            Form of Deposit Agreement

              2.3            Form of ADR

              4.1+ License Agreement, dated as of January 7, 1997, between CAT and the Medical Research Council

              4.2            Lease Agreement, relating to the lease of Beech
                             House

              4.3 Lease Agreement, relating to the lease of a building in South Cambridgeshire, England

              4.4 Lease Agreement, relating to facilities to be constructed in the future

              4.5+ Development and License agreement, dated April 1, 1995 by and between Cambridge Antibody Technology Limited and Knoll AG

              4.6+ Development and License Agreement, dated February 28, 1999, between Knoll AG and Cambridge Antibody Technology Limited

              4.7+ License and Collaboration Agreement, dated as of September 27, 2000, between Cambridge Antibody Technology Limited and Genzyme Corporation

              4.8+ Collaboration Agreement, dated August 9, 1999, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited

              4.9+ Antibody License Agreement, dated February 29, 2000, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited

              4.10+ Research Collaboration and Service Agreement, dated March 29, 1999, by and among Genetics Institute, Inc. and Cambridge Antibody Technology Limited

              4.11+ Research and License Agreement, dated December 23, 1999, by and between G.D. Searle & Co. and Cambridge Antibody Technology Group plc

              4.12           Form of Executive Director Service Agreement

              4.13           Form of Non-executive Director Service Agreement

              8.1 List of subsidiaries. The information required by this exhibit is contained in "Description of Business--CAT and the group."


          ______________

          +   Confidential treatment requested for portions of this exhibit.

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                     CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC


                                     By:    /s/ John Aston
                                           -----------------------
                                     Name:  John Aston
                                     Title: Financial Director
                                     Date:  June 5, 2001

                         INDEX TO FINANCIAL STATEMENTS

                                                                                    Page
                                                                                    ----
Report of Independent Auditors                                                       F-2

Audited Financial Statements

     Consolidated profit and loss accounts for the years ended September 30,
     2000, 1999 and 1998                                                             F-3

     Consolidated statements of total recognised gains and losses for the years
     ended September 30, 2000, 1999 and 1998                                         F-3

     Consolidated balance sheets for the years ended September 30, 2000 and 1999     F-4

     Consolidated cash flow statements for the years ended September 30, 2000,
     1999 and 1998                                                                   F-5

     Notes to the financial statements                                               F-6

Unaudited Interim Financial Statements                                               F-34

                        REPORT OF INDEPENDENT AUDITORS

                         INDEPENDENT AUDITORS' REPORT

To the Directors of Cambridge Antibody Technology Group plc

We have audited the financial statements on pages F-3 to F-32 which have been prepared under the historical cost convention and in accordance with the accounting policies set out in note 1 thereto. As explained in note 1, the financial statements have not been prepared for the purposes of section 226 of the Companies Act 1985.

Respective Responsibilities of Directors and Auditors

The company's directors are responsible for the preparation of the financial statements including preparing the financial statements in accordance applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, the Listing Rules and by our profession's ethical guidance. It is our responsibility to report our opinion to you as to whether the accounts give a true and fair view.

Basis of Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board, and United States generally accepted auditing standards. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the group as at September 30, 2000 and 1999 and of the group's loss and cash flows for each of the years ended September 30, 2000, 1999 and 1998, in conformity with generally accepted accounting principles in the United Kingdom.

Reconciliation to US GAAP

Accounting practices used by the group in preparing the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net loss and shareholders' equity to United States Generally Accepted Accounting Principles is set forth in Note 27.

Arthur Andersen
Chartered Accountants
Cambridge
England

4 June 2001

Consolidated profit and loss accounts
For the year ended September 30, 2000
-----------------------------------------------------------------------------------------------
                                                              Year ended September 30,

                                           Notes              2000          1999          1998
                                                       (Pound)'000   (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
Turnover                                     2              10,146         1,799         1,354
Direct costs                                                  (381)          (81)          (61)
-----------------------------------------------------------------------------------------------
Gross profit                                                 9,765         1,718         1,293
Research and development expenses                          (15,728)      (13,574)       (9,125)
General and administration expenses                         (4,842)       (2,684)       (2,078)
-----------------------------------------------------------------------------------------------
Operating loss                               3             (10,805)      (14,540)       (9,910)
Interest receivable (net)                    4               5,644         1,810         2,959
-----------------------------------------------------------------------------------------------
Loss on ordinary activities before
taxation                                                    (5,161)      (12,730)       (6,951)
Taxation on loss on ordinary
activities                                   6                   -            (1)           (4)
-----------------------------------------------------------------------------------------------
Loss for the financial year                                 (5,161)      (12,731)       (6,955)
-----------------------------------------------------------------------------------------------
Loss per share - basic and diluted
(pence)                                      7               (17.1p)       (52.4p)       (31.0p)
-----------------------------------------------------------------------------------------------

The losses for each year arise from continuing operations.

Consolidated statements of total recognised gains and losses
For the year ended September 30, 2000

-----------------------------------------------------------------------------------------------
                                                              Year ended September 30,

                                                              2000          1999          1998
                                                       (Pound)'000   (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
Loss for the financial year                                 (5,161)      (12,731)       (6,955)
(Loss)/gain on foreign exchange translation                     (7)           (1)            1
-----------------------------------------------------------------------------------------------
Total recognised gains and losses relating to the
 year                                                       (5,168)      (12,732)       (6,954)
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated profit and loss accounts and consolidated statements of total recognised gains and losses.

Consolidated balance sheets

-----------------------------------------------------------------------------------------------
                                                                       As of September 30,

                                                         Notes              2000          1999
                                                                     (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                           8              4,448         4,822
Tangible fixed assets                                       9              5,008         5,837
-----------------------------------------------------------------------------------------------
                                                                           9,456        10,659

Current assets

Debtors                                                    11              3,452           894

Investment in liquid resources                             12            156,502        22,773

Cash at bank and in hand                                                      26           849
-----------------------------------------------------------------------------------------------
                                                                         159,980        24,516

Creditors

Amounts falling due within one year                        13             (8,427)       (3,275)
-----------------------------------------------------------------------------------------------
Net current assets                                                       151,553        21,241
-----------------------------------------------------------------------------------------------
Total assets less current liabilities                                    161,009        31,900

Creditors

Amounts falling due after more than one year               14             (1,975)            -
-----------------------------------------------------------------------------------------------
Net assets                                                               159,034        31,900
-----------------------------------------------------------------------------------------------
Capital and reserves

Called-up share capital                                    16              3,477         2,528

Share premium account                                      16            179,706        48,465

Other reserve                                              17             13,451        13,339

Profit and loss account                                    17            (37,600)      (32,432)
-----------------------------------------------------------------------------------------------
Shareholders' funds - all equity                           18            159,034        31,900
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.


Consolidated cash flow statements


-----------------------------------------------------------------------------------------------
                                                              Year ended September 30,

                                           Notes              2000          1999          1998

                                                      (Pound)'000  (Pound)'000  (Pound)'000
-----------------------------------------------------------------------------------------------
Net cash outflow from operating
activities                                   19            (3,609)      (11,188)       (8,748)

Returns on investments and servicing
of finance                                   20             4,245         2,100         2,691

Taxation                                     20                 -            (1)           (4)

Capital expenditure and financial
investment                                   20              (974)       (2,672)       (3,848)

Acquisitions (net of cash and cash
equivalents acquired)                        20                 -             -          (110)
-----------------------------------------------------------------------------------------------

Net cash outflow before management of
liquid resources and financing                               (338)      (11,761)      (10,019)

Management of liquid resources               20          (133,729)       12,051         9,358

Financing                                    20           132,293           535           276
-----------------------------------------------------------------------------------------------
(Decrease)/ Increase in cash                 21            (1,774)          825          (385)
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated cash flow statements.

Notes to the financial statements

1.   Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the periods covered by these financial statements is set out below.

Basis of accounting. The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. The financial statements have been prepared under United Kingdom generally accepted accounting principles (U.K. GAAP). A reconciliation from U.K. GAAP to United States generally accepted accounting principles (U.S. GAAP) is set out in note 27.

The financial statements do not constitute statutory accounts within the meaning of S240 of the Companies Act 1985.

Basis of consolidation. The Group financial statements consolidate the financial statements of Cambridge Antibody Technology Group plc and its subsidiary undertakings, drawn up to September 30, each year.

The acquisition of Cambridge Antibody Technology Limited ("CAT Limited"), by way of a share for share exchange on December 20, 1996 was accounted for as a group reconstruction in accordance with Financial Reporting Standard Number 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control is passed. Such acquisitions are accounted for under the acquisition method.

Goodwill. Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. It is amortised over its useful economic life, subject to reviews for impairment where necessary. Goodwill previously written off directly against reserves will remain so eliminated.

Turnover. Turnover principally consists of licence fees, milestone payments and fees for research and development services provided in the normal course of business, net of trade discounts, VAT and other sales-related taxes. Fees for research and development services are recognised as services are provided. License fees and milestones are recognised when received, unless creditable against research and development services to be provided in the future, in which case an appropriate proportion of the amount received is deferred and recognised over the period during which the services are rendered.

Government grants. Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

Taxation. Corporation tax payable is provided on taxable profits at the current rate.

Research and development. Research and development expenditure is written off as incurred.

Pension costs. The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group's contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Intangible assets. Purchased intangible assets (excluding research and development costs and goodwill) are capitalised as assets on the balance sheet and amortised over their useful economic lives, subject to reviews for impairment where necessary. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition.

Tangible fixed assets. Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:


Freehold buildings: over 12 years.                 Motor vehicles: 33 1/3% per annum.

Office and laboratory equipment: 25% per annum.    Fixtures and fittings: over five years
                                                   (or the remaining lease term if less).

Liquid resources. Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant a provision is made such that cost plus accrued interest does not exceed market value.

Foreign currency. Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

Leases. Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term.

2.   Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially all of which take place in the United Kingdom.

Turnover principally consists of license fees, milestone payments and fees for research and development services provided under corporate agreements.

Turnover was generated from customers in the following geographical areas:


-----------------------------------------------------------------------------------------------
                                                              Year ended September 30,

                                                              2000          1999          1998
                                                      (Pound)'000  (Pound)'000  (Pound)'000
-----------------------------------------------------------------------------------------------
United Kingdom                                                 158           238             -

Europe                                                       1,104           831         1,019

United States of America                                     8,884           730           235

Rest of the world                                                -             -           100
-----------------------------------------------------------------------------------------------
                                                            10,146         1,799         1,354
-----------------------------------------------------------------------------------------------

3.   Operating loss

-----------------------------------------------------------------------------------------------
                                                              Year ended September 30,

                                                              2000           1999          1998
                                                      (Pound)'000   (Pound)'000  (Pound)'000
-----------------------------------------------------------------------------------------------
Operating loss is stated after charging (crediting):

Depreciation and amounts written off tangible fixed
assets:
- owned                                                      1,808          1,621           820
- held under hire purchase contracts                             -              6            12

Amortisation of patents                                        374            389            54

Auditors' remuneration       - audit                            27             25            24
                             - other                           219             35            23

Foreign exchange (gain) loss                                  (123)             7            11

Government grants                                                -             (2)           (6)

Operating lease rentals:
- plant and machinery                                            3              1             -
- other operating leases                                       290            275           296

Allocations under equity participation schemes:
- staff share scheme                                             -            203            74
- All-employee share ownership plan                            459              -             -
-----------------------------------------------------------------------------------------------

In addition, during 2000 auditors' remuneration of (Pound)45,000 for services rendered in connection with the open offer and international offering and during 1998 auditors' remuneration of (Pound)9,000 for services rendered in connection with the listing was charged to the share premium account.

4.   Interest receivable (net)

-----------------------------------------------------------------------------------------------
                                                              Year ended September 30,

                                                              2000          1999          1998

                                                      (Pound)'000  (Pound)'000  (Pound)'000
-----------------------------------------------------------------------------------------------
Interest receivable                                          5,644         1,812         2,962

Interest payable on hire purchase contracts                      -            (2)           (3)
-----------------------------------------------------------------------------------------------

                                                             5,644         1,810         2,959
-----------------------------------------------------------------------------------------------

5.   Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:


-----------------------------------------------------------------------------------------------
                                                              Year ended September 30,

                                                              2000          1999          1998

                                                            Number        Number        Number
-----------------------------------------------------------------------------------------------
Management and administration                                   22            20            15

Research and development                                       139           130           108
-----------------------------------------------------------------------------------------------
                                                               161           150           123
-----------------------------------------------------------------------------------------------
                                                      (Pound)'000  (Pound)'000  (Pound)'000
-----------------------------------------------------------------------------------------------

Their aggregate remuneration comprised:

Wages and salaries                                           5,233         4,565         3,431

Social security costs                                          523             -

- provided on unapproved options                                                             -
- on wages and salaries                                        527           460           330

Other pension costs                                            432           373           272
-----------------------------------------------------------------------------------------------
                                                             6,715         5,398         4,033
-----------------------------------------------------------------------------------------------

The Group has made a provision for employer's National Insurance payable on certain options granted under the CSOP Part "B" scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer's contributions.

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

The Urgent Issues Task Force gave guidance on the recognition of such costs in July 2000 in their Abstract Number 25 - National Insurance contributions on share option gains.

The provision is therefore being made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. For this purpose the performance period is assumed to be of minimum duration.

The provision and corresponding charges to the profit and loss account will be affected by: further grants under CSOP Part "B"; the elapse of performance periods, the remaining number and option price of shares under option; and, the market value of the shares.

The market price of shares at the year end was (pounds)40.25. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would amount to (pounds)628,000. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by (pounds)68,000.

In the interim statement for the six months ended 31 March 2000 the provision was calculated in accordance with the draft UITF abstract which indicated that a full provision for the total potential liability be made at each period end.

6.      Taxation

--------------------------------------------------------------------------------

                                                 Year ended September 30,

                                               2000          1999          1998

                                       (pounds)'000  (pounds)'000  (pounds)'000
--------------------------------------------------------------------------------
Overseas taxation                                 -             1             4
--------------------------------------------------------------------------------

At September 30, 2000 the Group had tax losses of approximately (pounds)36 million (1999 - (pounds)31 million, 1998 - (pounds)19 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation.

7.      Loss per share

Potentially dilutive issuable shares are only included in the calculation of diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. The Group's basic and diluted earnings per share are therefore equal.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of (pounds)5,161,000 (1999 - (pounds)12,731,000, 1998 -
(pounds)6,955,000) and a weighted average number of ordinary shares of 30,179,818 (1999 - 24,314,191, 1998 - 22,457,778).

8.

Intangible assets

                                                                        Patents
                                                                   (pounds)'000
--------------------------------------------------------------------------------
Cost:
--------------------------------------------------------------------------------
At October 1, 1999 and 30 September 2000                                  5,265
--------------------------------------------------------------------------------
Depreciation:

At October 1, 1999                                                          443
Charge for the year                                                         374
--------------------------------------------------------------------------------
At September 30, 2000                                                       817
--------------------------------------------------------------------------------
Net Book Value:

At September 30, 2000                                                     4,448
--------------------------------------------------------------------------------
At September 30, 1999                                                     4,822
--------------------------------------------------------------------------------


9.      Tangible fixed assets

----------------------------------------------------------------------------------------------------------------------
                                   Freehold      Fixtures
                                   land and         and      Laboratory     Office         Motor
                                   buildings     fittings    equipment     equipment      vehicles       Total
                                (pounds)'000  (pounds)'000   (pounds)'000   (pounds)'000   (pounds)'000 (pounds)'000
----------------------------------------------------------------------------------------------------------------------
Cost:

At October 1, 1999                       788         2,819          5,495            543             33        9,678
Additions                                  -           182            717            119              -        1,018
Disposals                                  -             -            (55)            (5)           (27)         (87)
----------------------------------------------------------------------------------------------------------------------
At September 30, 2000                    788         3,001          6,157            657              6       10,609
----------------------------------------------------------------------------------------------------------------------
Depreciation:

At October 1, 1999                        41         1,023          2,455            303             19        3,841
Charge for the year                       49           450          1,193            111              5        1,808
Eliminated in respect of disposals         -             -            (24)            (2)           (22)         (48)
----------------------------------------------------------------------------------------------------------------------
At September 30, 2000                     90         1,473          3,624            412              2        5,601
----------------------------------------------------------------------------------------------------------------------
Net book value:

At September 30, 2000                    698         1,528          2,533            245              4        5,008
----------------------------------------------------------------------------------------------------------------------
At September 30, 1999                    747         1,796          3,040            240             14        5,837
----------------------------------------------------------------------------------------------------------------------

Included in the above were motor vehicles held under hire purchase contracts with a net book value at September 30, 2000 of (pounds)nil (1999 - (pounds)9,000).

10.     Subsidiary undertakings

The subsidiary undertakings of the Company are as follows:


                                       Country of                                  Percentage of
                                       incorporation and        Principal          ordinary
                                       operation                activity           shares held
---------------------------------------------------------------------------------------------------
Cambridge Antibody Technology Limited  England                  Research and       100%
                                                                development

CAT Group Employees' Trustees Limited  England                  Share scheme       100%
                                                                trust company

Optein Inc. (trading as Aptein Inc.)   USA                      Research and       100%
                                                                development

Denzyme ApS                            Denmark                  Research and       100% (i)
                                                                development

CAT Employee Benefit Trust Limited     Jersey                   Not active         100%(i)
---------------------------------------------------------------------------------------------------

(i)     Held by Cambridge Antibody Technology Limited.

11.     Debtors

--------------------------------------------------------------------------------
                                                       As of September 30,

                                                          2000             1999

                                                  (pounds)'000      (pounds)'000
------------------------------------------------------------------- ------------
Due within one year:

Trade debtors                                              970                78

Other debtors                                              363               215

Prepayments and accrued income                           2,119               601
--------------------------------------------------------------------------------
                                                         3,452               894
--------------------------------------------------------------------------------

12. Investment in liquid resources

--------------------------------------------------------------------------------

                                                        As of September 30,

                                                              2000          1999

                                                       (Pound)'000   (Pound)'000
--------------------------------------------------------------------------------

Negotiable securities:

Bonds                                                            -           502

Certificates of deposit                                    132,295        22,044

Term deposits                                               24,207           227
--------------------------------------------------------------------------------

                                                           156,502        22,773
--------------------------------------------------------------------------------


The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in sterling in interest bearing marketable securities. The management of such resources is undertaken by a third party on a discretionary basis within strict parameters as to maturity profile and the credit rating of the issuer. The Board has determined those parameters to ensure a low level of credit risk, a liquidity profile appropriate to future requirements and an acceptable level of return.

13. Creditors: amounts falling due within one year

--------------------------------------------------------------------------------

                                                        As of September 30,

                                                              2000          1999

                                                       (Pound)'000   (Pound)'000
--------------------------------------------------------------------------------

Amounts falling due within one year:

Obligations under hire purchase contracts                        -             9

Bank overdraft                                                 949             -

Trade creditors                                              1,035         1,100

Taxation and social security                                   669           160

Other creditors                                                  2            35

Accruals                                                     2,924         1,361

Deferred income                                              2,848           610
--------------------------------------------------------------------------------

                                                             8,427         3,275
--------------------------------------------------------------------------------


The bank overdraft comprises payments to suppliers and other third parties which are in the course of presentation.

14.  Creditors: amounts falling due after more than one year

--------------------------------------------------------------------------------

                                                        As of September 30,

                                                              2000          1999

                                                       (Pound)'000   (Pound)'000
--------------------------------------------------------------------------------
Deferred income                                              1,975             -
--------------------------------------------------------------------------------


15.  Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. Other than the investing activities referred to in note 12 the Group does not trade in financial instruments or derivatives.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group's functional currency.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.

                                                          Floating     Financial
                                          Fixed rate          rate   liabilities
                                           financial     financial   on which no
                                          assets (i)   assets (ii)   interest is         Total
                                                                            paid
Financial assets and liabilities         (Pound)'000   (Pound)'000   (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
At September 30, 2000

Sterling assets (liabilities)                 17,597       138,911        (1,418)      155,090

United States Dollar assets                        -           485             -           485

Other assets                                       -             4             -             4
-----------------------------------------------------------------------------------------------
Book value                                    17,597       139,400        (1,418)      155,579
-----------------------------------------------------------------------------------------------
Fair value                                    17,526       141,131        (1,418)      157,239
-----------------------------------------------------------------------------------------------

Financial assets

                                                                        Floating
                                                        Fixed rate          rate
                                                         financial     financial
                                                        assets (i)   assets (ii)         Total

                                                       (Pound)'000   (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
At September 30, 1999

Sterling assets                                              5,544        16,979        22,523

United States Dollar assets                                      -         1,095         1,095

Other assets                                                     -             4             4
-----------------------------------------------------------------------------------------------
Book value                                                   5,544        18,078        23,622
-----------------------------------------------------------------------------------------------
Fair value                                                   5,583        18,358        23,941
-----------------------------------------------------------------------------------------------


(i)  Interest rates determined for more than one year.

(ii) Interest rates determined at least once a year.

The weighted average return on the fixed rate financial assets was 6.4%, which was fixed over a weighted average term of 1.4 years. The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short-term debtors and creditors have been excluded. Fair value of marketable securities is determined by reference to market value.

Currency exposures. At the year end the Group's individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

                                                 USD      Sterling         Other         Total

                                         (Pound)'000   (Pound)'000   (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
At September 30, 2000

Functional currency: Sterling                    313             -            13           326

                     United States Dollar          -           (87)            -           (87)
-----------------------------------------------------------------------------------------------
                                                 313           (87)           13           239
-----------------------------------------------------------------------------------------------

At September 30, 1999

Functional currency: Sterling                    917             -             2           919

                     United States Dollar          -           (87)            -           (87)
-----------------------------------------------------------------------------------------------
                                                 917           (87)            2           832
-----------------------------------------------------------------------------------------------

Transactions in such monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

16.  Called-up share capital and share premium

-------------------------------------------------------------------------------------------------

                                                                         As of September 30,

                                                                              2000          1999

Authorised                                                             (Pound)'000   (Pound)'000
-------------------------------------------------------------------------------------------------
50,000,000 (1999 - 40,000,000) ordinary shares of 10p each - equity          5,000         4,000
-------------------------------------------------------------------------------------------------

During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.

                                                               10p        Issued       Share
                                                          ordinary         share     premium
                                                            shares       capital

Allotted, called-up and fully paid - equity                 Number   (Pound)'000 (Pound)'000
----------------------------------------------------------------------------------------------
At October 1, 1999                                      25,281,365         2,528        48,465

Issued to the Staff Share Scheme                            66,000             7           183

Exercise of options                                        761,010            76         2,173

Exercise of options (i)                                     42,500             4             -

In lieu of fees (ii)                                        12,194             1            34

Placement of shares (iii)                                   56,000             6           155

Open offer and International offering (iii)              5,010,532           501        88,838

To Monsanto Europe SA as part of a corporate
agreement in January 2000 (iii) (iv)                     1,870,837           187         7,189

To Human Genome Sciences Inc as part of a corporate
agreement in April 2000 (v)                              1,670,000           167        32,669
----------------------------------------------------------------------------------------------

At September 30, 2000                                   34,770,438         3,477       179,706
----------------------------------------------------------------------------------------------

(i) Exercised over shares in CAT Limited and exchanged. Issued at an aggregate premium of(Pound)112,000.
(ii) All Non-Executive Directors have elected to take part of their fees in shares.
(iii)   Net of expenses.
(iv) Shares were issued at a price of (Pound)4.15 per share, calculated as a 15% premium to the average share price over the 20 trading days prior to December 24, 1999.
(v) Shares were issued at a price of(Pound)20.75 per share, being a 20% premium to the average share price for the 10 days prior to March 1, 2000.

At 30 September 2000 options had been granted over ordinary shares of the Company. Options also exist over shares in CAT Limited which are matched with share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company. The tabulation of options reflects the effective numbers and exercise prices of options over shares in the Company.

Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. Where relevant, pairs of linked options are counted as a single option.

At September 30, 2000 the various share options and rights were as follows:

                                                                                  Maximum Number
------------------------------------------------------------------------------------------------
Options to Directors, consultants and employees                                        1,779,652

Contractual options                                                                       16,995
------------------------------------------------------------------------------------------------
Total                                                                                  1,796,647
------------------------------------------------------------------------------------------------
                         Exercise         Earliest date          Latest date    Notes     Number
                            price           exercisable          exercisable
------------------------------------------------------------------------------------------------
Old schemes           (Pound)1.28    September 15, 1996   September 14, 2003        1     20,350

                      (Pound)1.28        April 28, 1998       April 27, 2005        1    115,009

                          US$4.80        April 19, 2001       April 19, 2006              75,000

                      (Pound)2.98          May 10, 1999          May 9, 2006               2,435

                      (Pound)3.00     September 4, 1999    September 3, 2006      1,2    192,258

                      (Pound)3.00     December 16, 1999    December 15, 2003        2    150,000


CSOP                  (Pound)5.00        March 24, 2000       March 23, 2004        3     59,270

                      (Pound)5.00        March 24, 2000       March 23, 2007        3     80,630

                      (Pound)5.58          June 2, 2000         June 1, 2004        3      3,584

                      (Pound)5.58          June 2, 2000         June 1, 2007        3      5,376

                      (Pound)5.00     December 19, 2000    December 18, 2004        4    139,800

                      (Pound)5.00     December 19, 2000    December 18, 2007        4     95,000

                      (Pound)5.00         June 25, 2001        June 24, 2008        4     87,500

                      (Pound)5.00     November 27, 2001    November 26, 2008        4     17,500

                      (Pound)2.42     November 27, 2001    November 26, 2005        4    175,828

                      (Pound)2.42     November 27, 2001    November 26, 2008        4     64,711

CSOP-granted in year  (Pound)2.10          May 28, 2002         May 27, 2009        4      5,625

                      (Pound)2.87      December 3, 2002     December 2, 2006        4    413,064

                      (Pound)2.87      December 3, 2002     December 2, 2009        4     73,448

                     (Pound)23.03          May 26, 2003         May 25, 2010        4      3,264
------------------------------------------------------------------------------------------------
                                                                                       1,779,652
------------------------------------------------------------------------------------------------

1    Includes linked options.
2 Include options which were subject to the condition that CAT's average share price achieved certain values between (Pound)8 and (Pound)9. During the year ended September 30, 2000 this condition was satisfied.
3 These options were subject to the condition as stated in note 4 below. During the year this condition was satisfied.
4 These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

Certain consultancy agreements contained the right to subscribe, subject to conditions, for up to 16,995 shares at (Pound)3 per share.

17.   Profit and loss account and other reserves

                                                      Profit and loss  Other reserve

                                                          (Pound)'000    (Pound)'000
------------------------------------------------------------------------------------
 At October 1, 1999                                           (32,432)        13,339

 Retained loss for the year                                    (5,161)             -

 Foreign exchange translation                                      (7)             -

 Premiums on issue of capital in subsidiary                         -            112
------------------------------------------------------------------------------------
 September 30, 2000                                           (37,600)        13,451
------------------------------------------------------------------------------------

The Other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

18.   Reconciliation of movements in Group shareholders' funds

-----------------------------------------------------------------------------------------------
                                                                     Year ended September 30,

                                                                            2000          1999

                                                                     (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
Loss for the financial year                                               (5,161)      (12,731)

Other recognised gains and losses relating to the year                        (7)           (1)
-----------------------------------------------------------------------------------------------
                                                                          (5,168)      (12,732)

New shares issued                                                        132,302         2,824

Shares to be issued - deferred consideration (net)                             -        (1,650)
-----------------------------------------------------------------------------------------------

Net increase (decrease)  in shareholders' funds                          127,134       (11,558)

Opening shareholders' funds                                               31,900        43,458
-----------------------------------------------------------------------------------------------
Closing shareholders' funds                                              159,034        31,900
-----------------------------------------------------------------------------------------------

19. Reconciliation of operating loss to operating cash flows

-----------------------------------------------------------------------------------------------
                                                          Year ended September 30,

                                                              2000          1999          1998

                                                       (Pound)'000   (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
 Operating loss                                            (10,805)      (14,540)       (9,910)

 Depreciation charge                                         1,808         1,627           832

 Amortisation of patents                                       374           389            54

 Profit on disposal of fixed assets                             (5)            -           (13)

 (Increase) decrease in debtors                             (1,159)          264           (54)

 Increase in creditors                                       6,178         1,072           343
-----------------------------------------------------------------------------------------------
 Net cash outflow from operating activities                 (3,609)      (11,188)       (8,748)
-----------------------------------------------------------------------------------------------

20. Analysis of cash flows

-----------------------------------------------------------------------------------------------

                                                              Year ended September 30,

                                                          2000          1999          1998

                                                       (Pound)'000   (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
Returns on investments and servicing of finance

Interest received                                            4,245         2,102         2,694

Interest paid                                                    -            (2)           (3)
-----------------------------------------------------------------------------------------------
Net cash inflow                                              4,245         2,100         2,691
-----------------------------------------------------------------------------------------------

Taxation

Overseas taxation paid                                           -            (1)           (4)
-----------------------------------------------------------------------------------------------
Net cash outflow                                                 -            (1)           (4)
-----------------------------------------------------------------------------------------------

Capital expenditure and financial investment

Purchase of tangible fixed assets                           (1,018)       (2,672)       (3,874)

Sale of tangible fixed assets                                   44             -            26
-----------------------------------------------------------------------------------------------
Net cash outflow                                              (974)       (2,672)       (3,848)
-----------------------------------------------------------------------------------------------

Acquisitions

Acquisition of subsidiary undertaking                            -             -          (153)

Cash acquired with subsidiary undertaking                        -             -            43
-----------------------------------------------------------------------------------------------
Net cash outflow                                                 -             -          (110)
-----------------------------------------------------------------------------------------------

Management of liquid resources

(Increase) decrease in term deposits                       (23,980)        2,062         1,302

Net (purchase) sale of securities                         (109,749)        9,989         8,056
-----------------------------------------------------------------------------------------------
Net cash inflow                                           (133,729)       12,051         9,358
-----------------------------------------------------------------------------------------------

Financing

Issue of ordinary share capital                            132,302           539           298

Capital elements of finance lease rental payments               (9)           (4)          (22)
-----------------------------------------------------------------------------------------------
Net cash inflow                                            132,293           535           276
-----------------------------------------------------------------------------------------------

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

21. Analysis and reconciliation of net funds

                                     October 1, 1999      Cashflow      Exchange     September
                                                                        movement      30, 2000

                                         (Pound)'000   (Pound)'000   (Pound)'000   (Pound)'000
----------------------------------------------------------------------------------------------
Cash at bank                                     849          (825)            2            26

Overdrafts                                         -          (949)            -          (949)

Liquid resources                              22,773       133,729             -       156,502

Finance leases                                    (9)            9             -             -
----------------------------------------------------------------------------------------------

Net funds                                     23,613       131,964             2       155,579
----------------------------------------------------------------------------------------------

                                                              2000          1999          1998

                                                       (Pound)'000   (Pound)'000   (Pound)'000
----------------------------------------------------------------------------------------------

(Decrease) increase in cash in the year                     (1,774)          825          (385)

Increase (decrease) in liquid resources                    133,729       (12,051)       (9,358)

Decrease in lease financing                                      9             4            22
----------------------------------------------------------------------------------------------

Change in net funds resulting from cash flows              131,964       (11,222)       (9,721)

Exchange movement                                                2             4            (6)
----------------------------------------------------------------------------------------------

Movement in net funds in year                              131,966       (11,218)       (9,727)

Net funds at October 1, 1999                                23,613        34,831        44,558
----------------------------------------------------------------------------------------------

Net funds at September 30, 2000                            155,579        23,613        34,831
----------------------------------------------------------------------------------------------

22. Financial commitments

Capital commitments of the Group were as follows:

-----------------------------------------------------------------------------------------------------
                                                                    As of September 30,

                                                                               2000          1999
                                                                        (Pound)'000    (Pound)'000
-----------------------------------------------------------------------------------------------------

Contracted but not provided for                                                 167             25
-----------------------------------------------------------------------------------------------------

Annual commitments under operating leases are as follows:

                                            Land and                    Land and
                                           buildings         Other     buildings         Other
                                                2000          2000          1999          1999

                                        (pounds)'000  (pounds)'000  (pounds)'000  (pounds)'000
-----------------------------------------------------------------------------------------------
 Expiry date:

 - between two and five years                      -             3             -             3
 - after five years                              275             -           268             -
-----------------------------------------------------------------------------------------------

In September 2000 the Group agreed to lease a new 20,000 square foot building which is currently being constructed in South Cambridgeshire. The term of that lease is 15 years following CAT's initial occupancy, which is planned for April 2001 at an anticipated annual rent of (pounds)540,000.

The Group also agreed to lease two further buildings in South Cambridgeshire which have yet to be designed or constructed to provide future accommodation. These will comprise approximately 66,000 square feet of office and laboratory space.

23.     Pension arrangements

The Group operates a group personal pension plan. Group contributions payable for the year to September 30, 2000 were (pounds)432,000 (1999 - (pounds)373,000, 1998 - (pounds)272,000).

24.     Related party transactions

J L Foght is a managing director of Prudential Vector Healthcare Group ("Prudential Vector"), a unit of Prudential Securities Incorporated and a Non-Executive Director of the Company. In relation to an arrangement (which has now been terminated) by which Prudential Vector agreed to provide certain financial advisory service, CAT Limited has paid to Prudential Vector a fee of US$1.3 million. Prudential Vector may, in certain circumstances, be entitled to a further fee in respect of further transactions entered into by CAT Limited in the period up to February 2001.

In accordance with Financial Reporting Standard Number 8 - Related Party Disclosures, the Group does not disclose transactions or balances between group entities which are wholly eliminated on consolidation.

25.     Post balance sheet event

In October 2000 Genzyme Corporation subscribed to 307,982 ordinary shares in the company for total consideration of (pound)13,732,000 in cash. The subscription was part of a corporate agreement between Genzyme corporation and the Group entered into in September 2000.

26.     Contingent Liabilities

As of September 30, 2000, the Group is engaged in the following litigation matters:

Continental Venture Capital Limited ("CVC"), a former shareholder, has alleged in the U.S. federal court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue 25,790 ordinary shares. CAT believes that CVC's claim is groundless. However, CAT cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, CAT has been advised that CAT would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. CAT estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. As a result, the proceedings are continuing. CAT intends to continue to defend this lawsuit vigorously.

In September 1998, CAT commenced a patent infringement action in the Munich District Court against MorphoSys of Germany who CAT believes is infringing two of CAT's key patents - Winter II and McCafferty. The action was stayed by the German Court pending completion of proceedings by the European Patent Office concerning the patents. The Opposition Division upheld the Winter II and McCafferty patents. Both CAT and MorphoSys have appealed the decision of the Opposition Division with respect to Winter II and CAT expects proceedings to continue on appeal in the Opposition Division with respect to McCafferty. CAT is currently considering whether to request the Munich District Court to hear its action. CAT cannot assure investors as to whether the Court, if requested, would agree to hear the action or as to the outcome of the litigation.

In April 1999, MorphoSys commenced an action against CAT in the U.S. District Court of Washington D.C. concerning a third patent, Griffiths. The MorphoSys action asked the court to revoke CAT's Griffiths patent and/or declare that MorphoSys does not infringe the patent. CAT is defending the lawsuit and does not believe there is any merit in the claims. The district judge has issued a Markman ruling. Both parties filed cross motions for summary judgement, both of which were denied by the district judge. The trial began on March 19, 2001. On March 30, 2001, the jury was unable to reach a verdict on all but one of the questions before it (the only issue decided was that CAT was entitled to the priority dates of its British applications). Several post-trial motions are pending before the court. If the court does not rule as to the validity of the patent, then the case will be retried at a later date to be arranged. CAT cannot assure investors as to the outcome of this litigation.

In September 1999, MorphoSys sought to add the U.S. McCafferty patent to the suit, asking the court to revoke the U.S. McCafferty patent and/or declare that MorphoSys does not infringe the U.S. McCafferty patent. The court ruled that MorphoSys could bring its action on the McCafferty patent. CAT intends to defend the litigation involving MorphoSys vigorously. A trial date has been set for April 2002. CAT cannot assure investors as to the outcome of this litigation.

In each of the MorphoSys lawsuits, there is a risk that the patents may be revoked or that a determination will be made that MorphoSys does not infringe the patents. If either of these events occur, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

On July 5, 2000, Crucell, formed by a merger between U-Bisys and Introzene, issued a writ against the Medical Research Council ("MRC") returnable in the Hague Court on October 10, 2000, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of the patent. Subsequently, on September 15, 2000, Crucell issued a second writ seeking an identical declaration in respect of the McCafferty patent. Pursuant to the terms of its agreement with the MRC, CAT is responsible for the defence of these proceedings. CAT and MRC contested the jurisdiction of the Hague Court and intend to defend both these proceedings vigorously. CAT cannot assure investors as to the outcome of this litigation.

27. Summary of significant differences between UK GAAP followed by the Group and US GAAP

The Group's consolidated financial statements have been prepared under UK GAAP, which differ in certain respects from US GAAP. The principal differences between the Group's accounting policies and disclosures under UK GAAP and US GAAP are set out below.

Reconciliation of net loss from UK GAAP to US GAAP

-----------------------------------------------------------------------------------------------
                                                               Year to September 30,

                                                              2000          1999          1998

                                           Note        (pounds)'000  (pounds)'000  (pounds)'000
-----------------------------------------------------------------------------------------------
Net loss as reported under UK GAAP                          (5,161)      (12,731)       (6,955)

Adjustments for:

Compensation costs under variable
plan accounting for stock options           (a)             (8,223)            -             -

Amortisation of patents                     (b)                (16)          152            23

Revenue recognition under SAB 101           (c)             (3,017)          366           (79)

Accounting for National Insurance on
stock options                               (d)                523             -             -

Reclassification of share issue
expenses                                    (e)             (1,237)            -             -
-----------------------------------------------------------------------------------------------
Net loss as reported under US GAAP                         (17,131)      (12,213)       (7,011)
-----------------------------------------------------------------------------------------------

Reconciliation of shareholders' equity from UK GAAP to US GAAP

-----------------------------------------------------------------------------------------------
                                                                             September 30,

                                                                            2000          1999

                                                         Note        (pounds)'000  (pounds)'000
-----------------------------------------------------------------------------------------------
Shareholders' equity as reported under UK GAAP                           159,034        31,900

Patents - accumulated amortisation                        (b)                159           175

Revenue recognition under SAB 101                         (c)             (8,362)       (3,466)

Accounting for National Insurance on stock options        (d)                523             -
-----------------------------------------------------------------------------------------------
Shareholders' equity as reported under US GAAP                           151,354        28,609
-----------------------------------------------------------------------------------------------

Reconciliation of movement in Shareholders' Equity under US GAAP

                                     Called up share capital
                                    -------------------------

                                                        Share                                        Total
                                          Share        Premium         Other       Accumulated    Shareholders'
                                          Value        Account        reserve         loss           Equity
                          Number of
                           Shares      (pounds)'000  (pounds)'000   (pounds)'000   (pounds)'000   (pounds)'000
---------------------------------------------------------------------------------------------------------------
 Balance, September
 30, 1999                25,281,365          2,528        48,493         13,339        (35,751)        28,609

 Shares issued            9,489,073            949       130,558            153              -        131,660

 Compensation costs
 for stock options                -              -         8,223              -              -          8,223

 Foreign exchange
 translation                      -              -             -              -             (7)            (7)

 Net loss for the
 year under US GAAP                              -             -              -        (17,131)       (17,131)
---------------------------------------------------------------------------------------------------------------
 Balance, September
 30, 2000                34,770,438          3,477       187,274         13,492        (52,889)       151,354
===============================================================================================================

(a) Compensation costs under variable plan accounting for stock options. CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, the company is required to follow variable plan accounting for these grants. The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is only recorded when and only when the target is achieved, based on the difference between the exercise price and market value at that date. The targets were first achieved in the year ended September 30, 2000.

     There is no tax effect related to the adjustments in respect of stock options.

     Accounting for equity instruments issued to third party for services supplied. CAT has granted stock options in earlier years to third parties in exchange for services. Under UK GAAP, there is no accounting for these grants. Under US GAAP, Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, CAT would be required to fair value the share options granted, and recognise this as a charge against earnings. The share options were granted unconditionally to third parties for services supplied; accordingly the expense is measured and recorded at the date of grant.

     As a consequence, under US GAAP, CAT would have recorded a charge in earlier years in relation to this item, with an offsetting entry to "Other reserves", so that overall Shareholders' Equity remains unchanged.

(b) Accounting for the acquisition of Aptein Inc. On 15 July 1998 the Company acquired Aptein Inc. ("Aptein") for total consideration of US$11 million. $6 million was paid on completion of the deal and $5 million was deferred, payable subject to the achievement of certain conditions.

     The first tranche of the consideration was paid by the issue of 1.29 million shares in the Company. The second tranche was to be paid by the issue of up to 1.08 million shares. The fair value of the total consideration was (pounds)5,436,000 comprising the fair value of shares issued and issuable of (pounds)5,283,000 and settlement of a liability of (pounds)153,000. The fair value of the shares reflected the prevailing market price of the shares at the date of closing.

     In June 1999, the condition for the payment of the deferred consideration having been met, the second tranche of shares were issued. The fair value of that consideration when paid reflected the prevailing market price of the shares.

     Under UK GAAP, in accordance with Financial Reporting Standard Number 7, the fair value of the deferred consideration is recognised immediately and the fair value of the contingent consideration is reported as part of shareholders' funds on "shares to be issued". Any difference between the initial estimate of the contingent consideration and the actual amount is recorded as an adjustment to the purchase price when made.

     Under US GAAP, Accounting Principles Board (APB) Opinion 16, "Accounting for Business Combinations", contingent consideration is not recorded until such time as the contingency is resolved.

(c) Revenue Recognition. Under UK GAAP, revenues are recognised when receivable unless there are specific reasons for income to be deferred and recognised over a longer period. For US GAAP purposes, the Company has retrospectively adopted, for all periods, Staff Accounting Bulletin 101 ("SAB101"), "Revenue Recognition in Financial Statements", which was issued by the Securities and Exchange Commission ("SEC") in December 1999. Under US GAAP revenue is recognised when:

     .    there is persuasive evidence of an arrangement;
     .    delivery of products has occurred or services have been rendered;
     .    the seller's price to the buyer is fixed or determinable; and
     .    collectibility is reasonably assured.

     The principal revenue streams and their treatment under both UK GAAP and US GAAP are discussed below.

     Licence Fees. In accordance with UK GAAP and standard practice in the U.K. biotechnology industry, licence fees are recognized when paid if such payments are nonrefundable. If licence arrangements involve CAT performing certain research and development activities in association with the grant of the license, and the licence fee is creditable against services to be rendered by the company, the licence fee is deferred and recognized over the period the services are rendered.

     Under US GAAP, the licence fees are not considered to be separable from the associated research and development activities, even where such fees are nonrefundable and not creditable against research and development services to be rendered. Licence fees are thus deferred and recognised over the period of the licence term or the period of the associated research and development agreement. In circumstances where licences are not for a defined period, revenues are deferred and recognized over the period to the expiration of the relevant patent to which the licence relates.

     Under US GAAP, where licencing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple elements arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as described below. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues.

     A comparison of licence fees recognised under UK and US GAAP in each of the years to September 30, 1998, 1999 and 2000 is set out in the table below:

                                                                      UK GAAP       US GAAP

                                                                  (pounds)'000  (pounds)'000
  ------------------------------------------------------------------------------------------
  Year to September 30,

  1998                                                                   659            452

  1999                                                                     -            396

  2000                                                                 4,074            800
  ------------------------------------------------------------------------------------------

     In the year to September 30, 1999 licence revenues are higher under US GAAP than under UK GAAP due to the release, in this year, of licence revenues deferred in earlier periods.

     The decrease in licence revenues recognised in the year to September 30, 2000 is due principally to the deferral of (pounds)3.1 million of licence revenues arising from the contract between the company and Human Genome Science (HGS).

     Full Time Equivalent Funding. CAT engages its scientific staff to conduct research and development on behalf of corporate partners. Such services are contracted on the basis of a number of Full Time Equivalents ("FTEs") and are charged out at an annual rate per FTE.

     Under both UK GAAP and US GAAP, revenues derived from FTE funding are recognised over the period CAT undertakes the FTE services. Revenues of (pounds)320,210, (pounds)696,723 and (pounds)4,791,736 were recognised in the years to September 30, 1998, 1999 and 2000 under both UK and US GAAP.

     Technical Milestones. During the term of certain research and development agreements, CAT receives non-refundable milestones when it achieves certain technical targets during the research phase, such as the delivery of a lineage of an antibody to a corporate partner.

     Under UK GAAP, revenues from technical milestones are recognised when paid as this is deemed to reflect the effort expended in achieving those milestones.

     Under US GAAP, revenues are recognised using the percentage completion method of accounting subject to the maximum revenues recognized being limited to the aggregate amount of milestone payments received. The percentage completion is determined by reference to the number of hours incurred to date compared to the total estimated hours over the term of the agreement. No cumulative catch up is applied to these milestones.

     During the years ended September 30, 1999 and 2000 revenues recognised in respect of technical milestones were (pounds)158,000 lower and (pounds)158,000 higher respectively under US GAAP.

     Revenues for technical milestones were the same under UK and US GAAP in the year to September 30, 1998.

     Technical milestones recognised under UK GAAP in the three years ended September 30, 1998, 1999 and 2000 were (pounds)344,000, (pounds)243,641 and
     (pounds)251,757 respectively.

     Clinical Milestones. Clinical milestones arise when CAT has a licencing and/or a research and development arrangement with a corporate partner. As a corporate partner undertakes clinical trials on a relevant product with a view to ultimately commercialising the product, CAT is entitled to receive nonrefundable milestones as the product progresses through the various stages of clinical trials and product approval processes.

     Under both UK GAAP and US GAAP, the clinical milestones are recognised when received. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period which the royalties are anticipated to be received.

     Revenues of (pounds)825,000 and (pounds)1,000,000 have been recognised in respect of clinical milestones in the years to September 30, 1999 and 2000, under both UK and US GAAP. No clinical milestones were received in the year ended September 30, 1998.

     Royalty income. Royalty income is accounted for when receivable under both UK GAAP and US GAAP. CAT has realized minimal royalty revenues in the 1998, 1999 and 2000 financial years.

     Purchased rights. Under the agreement with Drug Royalty Corporation ("DRC") the Group received an amount of (pounds)1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where those equity issues form part of a commercial collaboration. Under UK GAAP the (pounds)1.5 million was taken to revenue when received as the receipt was non refundable. Under US GAAP the (pounds)1.5 million has been deferred and is being amortised over the period to 2010, the term of the agreement.

     The table below shows the revenues recognised in each of the years to September 30, under UK and US GAAP, in respect of the DRC agreement.

                                                                        UK GAAP       US GAAP

                                                                   (pounds)'000  (pounds)'000
  --------------------------------------------------------------------------------------------
  Year to September 30,

  1998                                                                        -           128

  1999                                                                        -           128

  2000                                                                        -            99
  --------------------------------------------------------------------------------------------

d) Accounting for National Insurance on share options. Under UK GAAP the company has accounted for a potential liability to National Insurance on employee share options. The provision is being made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. The provision at September 30, 2000 and the charge for the year then ended amounted to (pounds)523,000.

     Under US GAAP, Emerging Issues Task Force (EITF) Issue 00-16 "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation", no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises. Consequently an adjustment has been made to reflect the US accounting treatment, no charge is recognised under US GAAP.

e) Share issue expense. Under the agreement with the Drug Royalty Corporation ("DRC") the Group received an amount of (Pounds)1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where these equity issues form part of a commercial collaboration. Under UK GAAP amounts paid to DRC as a result of an equity issuance are accounted for as a share issuance expense since they are considered to be directly related to the share issuance.

     Under US GAAP these amounts are not considered to be a share issue cost since DRC are not providing any services in connection with the equity issuance.

     Accordingly, these amounts are charged to the statement of operation under US GAAP.

f) Foreign currency translation. Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used. Since the group's overseas subsidiaries are currently insignificant, there are no material adjustments arising as a result of this difference.

g) Taxation. Under UK GAAP, deferred taxation is recorded using the partial liability method on all timing differences to the extent that it is considered probable that the liabilities will crystallise in the foreseeable future. Net deferred tax assets are not recognised unless their recovery is assured beyond reasonable doubt.

     Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

     As at September 30, 2000, 1999 and 1998, CAT has approximately (Pounds)36 million, (Pounds)31 million and (Pounds)19 million respectively of cumulative tax losses. These losses are treated as a deferred tax asset for accounting purposes.

     UK GAAP provides that a deferred tax asset should only be recognised where it is probable that the asset will crystallise. US GAAP provides that a tax asset should only be recognised to the extent that it is more likely than not to be realised.

     In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

     No tax effect has been recognised in the reconciliation of net loss from UK GAAP to US GAAP in respect of the differences arising in respect of those items, as the timing differences arising are offset in full by the unrecognised tax losses carried forward.

h) Loss per share under US GAAP. Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. Under SFAS No. 128, basic net loss per ordinary share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company's potential ordinary share equivalents are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

    ------------------------------------------------------------------------------------------

                                                              Year to September 30,

                                                             2000          1999           1998
    -------------------------------------------------------------------------------------------
    Basic and diluted net loss per ordinary share
    (Pound)                                                 (0.57)        (0.50)         (0.31)

    Shares used in computing net loss per ordinary
    share (number)                                     30,179,818    24,314,191     22,457,778

    Antidilutive securities, not included above
    (number)                                            1,548,764       138,455        675,731
    -------------------------------------------------------------------------------------------


Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Consolidated statement of cash flows. The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95 Statement of Cash Flows. These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short-term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents under US GAAP to the extent that the amount involved have a maturity of less than three months are convertible into known amounts of cash. Summary statements of cash flow presented under US GAAP are given below:

-----------------------------------------------------------------------------------------------

                                                               Year to September 30,

                                                              2000          1999          1998

                                                       (Pound)'000   (Pound)'000   (Pound)'000
-----------------------------------------------------------------------------------------------
Net cash used in operating activities                          636        (9,089)       (6,061)

Net cash provided by/(used in) investing activities        (32,725)        4,890        (5,566)

Net cash provided by financing activities                  132,293           535           276

Effects of exchange rate changes on cash and cash
equivalents                                                      2             4            (6)
-----------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                      100,206        (3,660)      (11,357)

Beginning cash and cash equivalents                          7,576        11,236        22,593
-----------------------------------------------------------------------------------------------

Ending cash and cash equivalents                           107,782         7,576        11,236
-----------------------------------------------------------------------------------------------

Recently issued accounting pronouncements. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issues SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statements No. 133" which amended SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or October 1, 2000 for our statement of operations). In the opinion of management, this statement is not expected to have a material impact on the financial condition or results of our operations. Since the Company has not entered into any significant derivative instructions.

On November 30, 2000, the Accounting Standards Board (ASB) issued Financial Reporting Standard (FRS) 17, "Retirement Benefits", which provides guidance on the accounting treatment of certain pension arrangements. The results of the Company's operations will not be materially affected by this new accounting standard.

The ASB issued FRS 18 "Accounting Policies" on December 7, 2000. The principle requirements of FRS 18 are of increased disclosure of compliance with certain UK financial reporting standards and conventions. The adoption of this standard will not materially affect the reporting of the Company's results.

On 7 December, 2000 the ASB issued FRS 19 "Deferred Taxation". FRS 19 requires full provisioning for deferred tax. The Company currently has significant losses brought forward available for offset against future taxable profits which will thus reduce any deferred tax liability. As such, the adoption of this standard is not expected to materially affect the reported results of the Company.

Cambridge Antibody Technology Group plc


Consolidated profit and loss account (unaudited)                   Six months        Six months
                                                               ended 31 March    ended 31 March
                                                                         2001              2000
-----------------------------------------------------------------------------------------------

                                                                  (Pound)'000       (Pound)'000
-----------------------------------------------------------------------------------------------
Turnover                                                                6,628             6,388

Direct costs                                                             (233)             (249)
-----------------------------------------------------------------------------------------------

Gross profit                                                            6,395             6,139

Research and development expenses                                      (9,216)           (6,642)

General and administration expenses                                    (3,034)           (1,462)

National insurance on share options                                         -              (885)
-----------------------------------------------------------------------------------------------

Operating loss                                                         (5,855)           (2,850)

Interest receivable (net)                                               4,931               749
-----------------------------------------------------------------------------------------------

Loss on ordinary activities before taxation                              (924)           (2,101)

Taxation on loss on ordinary activities                                     -                 -
-----------------------------------------------------------------------------------------------

Loss for the financial period                                            (924)           (2,101)
-----------------------------------------------------------------------------------------------

Loss per share - basic and diluted (pence)                               (2.6)             (8.0)
-----------------------------------------------------------------------------------------------

Consolidated statement of total recognised gains and               Six months        Six months
losses (unaudited)                                             ended 31 March    ended 31 March
                                                                         2000              2000
-----------------------------------------------------------------------------------------------

                                                                  (Pound)'000       (Pound)'000
-----------------------------------------------------------------------------------------------
Loss for the financial period                                            (924)           (2,101)
-----------------------------------------------------------------------------------------------

Loss on foreign exchange translation                                       (3)                -
-----------------------------------------------------------------------------------------------

Total recognised loss                                                    (927)           (2,101)
-----------------------------------------------------------------------------------------------

The losses for each period arise from continuing operations.

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.

Consolidated balance sheets                 As of March 31,         As of September 30,
----------------------------------------------------------------------------------------

                                             2001            2000                   2000
----------------------------------------------------------------------------------------

                                      (Pound)'000     (Pound)'000            (Pound)'000

                                      (unaudited)     (unaudited)              (audited)
----------------------------------------------------------------------------------------
Fixed Assets

Intangible assets                           4,261           4,635                  4,448

Tangible fixed assets                       5,651           5,194                  5,008
----------------------------------------------------------------------------------------
                                            9,912           9,829                  9,456
----------------------------------------------------------------------------------------

Current Assets

Debtors                                     4,128           1,555                  3,452

Investment in liquid resources            167,246          36,286                156,502

Cash at bank and in hand                      779             206                     26
----------------------------------------------------------------------------------------
                                          172,153          38,047                159,980

Creditors

Amounts falling due within one year        (7,636)         (6,687)                (8,427)
----------------------------------------------------------------------------------------

Net current assets                        164,517          31,360                151,553

Total assets less current liabilities     174,429          41,189                161,009
----------------------------------------------------------------------------------------

Creditors

Amounts falling due after more             (1,278)         (3,441)                (1,975)
than one year
----------------------------------------------------------------------------------------

Net Assets                                173,151          37,748                159,034
----------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------

Capital and Reserves

Called-up share capital                     3,538           2,759                  3,477

Share premium account                     194,689          56,071                179,706

Other reserve                              13,451          13,451                 13,451

Profit and loss account                   (38,527)        (34,533)               (37,600)
----------------------------------------------------------------------------------------

Shareholders' funds - all equity          173,151          37,748                159,034
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated cash flow statement (unaudited)                 Six months ended  Six months ended
                                                             31 March 2001     31 March 2000
------------------------------------------------------------------------------------------------

                                                                  (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------
Operating loss                                                         (5,855)           (2,850)

Depreciation in the period                                              1,001               907

Amortisation of patents                                                   187               187

(Loss)/Profit on disposal of fixed assets                                   1                (6)

Increase in debtors                                                       (27)             (558)

(Decrease)/increase in creditors                                       (1,244)            6,858
------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from operations                              (5,937)            4,538
------------------------------------------------------------------------------------------------

Returns on investment and servicing of finance

Interest received                                                       4,282               646
------------------------------------------------------------------------------------------------
                                                                        4,282               646
------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
------------------------------------------------------------------------------------------------

Purchase of fixed assets                                               (1,647)             (289)

Sale of fixed assets                                                        2                31
------------------------------------------------------------------------------------------------
                                                                       (1,645)             (258)
------------------------------------------------------------------------------------------------

Net cash (outflow)/inflow before management of liquid
resources and financing                                                (3,300)            4,926

Management of liquid resources                                        (10,744)          (13,513)
------------------------------------------------------------------------------------------------

Financing

Issue of ordinary shares                                               15,044             7,949

Capital element of finance lease payments                                   -                (9)
------------------------------------------------------------------------------------------------
                                                                       15,044             7,940
------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                  (1,000)             (647)
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated cash flow statements.

Notes

Basis of preparation

The interim consolidated financial statements of Cambridge Antibody Technology Group plc and subsidiaries (the "Group" or the "Company") are unaudited and have been prepared in accordance with generally accepted accounting principles in the United Kingdom and in accordance with Securities and Exchange Commission ("SEC") regulations for interim financial reporting. In the opinion of management, the financial statements reflect all adjustments (of a normal and recurring nature) which are necessary to present fairly the financial position, results of operations and cash flows for the interim period. The financial statements should be read in conjunction with the audited consolidated financial statements as of September 30, 2000, 1999 and 1998 presented elsewhere in this document. The results for the six month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended September 30, 2001.

National Insurance on share options

The Group is making a provision systematically over time for employer's National Insurance payable on certain share options granted to employees. There was a credit for the current period of (pound)0.2 million principally resulting from the decline in share price between the beginning and end of the period. The charge for the whole of the year ended 30 September 2000 was (pound)0.5 million. In the interim statement for the six months ended 31 March 2000 the provision was calculated in accordance with draft accounting guidance which indicated that a full provision for the total potential liability be made at each period end, resulting in a charge for that period of (pound)0.9 million. At the time this was shown separately on the face of the profit and loss account but it has now been subsumed into the relevant expense headings. If that charge had been calculated in accordance with current guidance it would have been (pound)0.1 million.

Loss per share

The loss per ordinary share and diluted loss per share are equal because the Group is sustaining losses. The calculation is based on the following, for the six months ended 31 March 2001and the six months ended 31 March 2000 respectively: (i) losses of (pound)924,000 and 2,101,000; and (ii) weighted average number of share in issue of 35,209,153 and 26,285,300.

Contingent liabilities

As of 31 March 2001, the Company is the defendant in two litigation matters, which are as follows.

Continental Venture Capital Limited ("CVC"), a former shareholder, has alleged in the U.S. federal court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue 25,790 ordinary shares. CAT believes that CVC's claim is groundless. However, CAT cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, CAT has been advised that CAT would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. CAT estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. As a result, the proceedings are continuing. CAT intends to continue to defend this lawsuit vigorously.

In September 1998, CAT commenced a patent infringement action in the Munich District Court against MorphoSys of Germany who CAT believes is infringing two of CAT's key patents - Winter II and McCafferty. The action was stayed by the German Court pending completion of proceedings by the European Patent Office concerning the patents. The Opposition Division upheld the Winter II and McCafferty patents. Both CAT and MorphoSys have appealed the decision of the Opposition Division with respect to Winter II and CAT expects proceedings to continue on appeal in the Opposition Division with respect to McCafferty. CAT is currently considering whether to request the Munich District Court to hear its action. CAT cannot assure investors as to whether the Court, if requested, would agree to hear the action or as to the outcome of the litigation.

In April 1999, MorphoSys commenced an action against CAT in the U.S. District Court of Washington D.C. concerning a third patent, Griffiths. The MorphoSys action asked the court to revoke CAT's Griffiths patent and/or declare that MorphoSys does not infringe the patent. CAT is defending the lawsuit and does not believe there is any merit in the claims. The district judge has issued a Markman ruling. Both parties filed cross motions for summary judgement, both of which were denied by the district judge. The trial began on March 19, 2001. On March 30, 2001, the jury was unable to reach a verdict on all but one of the questions before it (the only issue decided was that CAT was entitled to the priority dates of its British applications). Several post-trial motions are pending before the court. If the court does not rule as to the validity of the patent, then the case will be retried at a later date to be arranged. CAT cannot assure investors as to the outcome of this litigation.

In September 1999, MorphoSys sought to add the U.S. McCafferty patent to the suit, asking the court to revoke the U.S. McCafferty patent and/or declare that MorphoSys does not infringe the U.S. McCafferty patent. The court ruled that MorphoSys could bring its action on the McCafferty patent. CAT intends to defend the litigation involving MorphoSys vigorously. A trial date has been set for April 2002. CAT cannot assure investors as to the outcome of this litigation.

In each of the MorphoSys lawsuits, there is a risk that the patents may be revoked or that a determination will be made that MorphoSys does not infringe the patents. If either of these events occur, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

On July 5, 2000, Crucell, formed by a merger between U-Bisys and Introzene, issued a writ against the Medical Research Council ("MRC") returnable in the Hague Court on October 10, 2000, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of the patent. Subsequently, on September 15, 2000, Crucell issued a second writ seeking an identical declaration in respect of the McCafferty patent. Pursuant to the terms of its agreement with the MRC, CAT is responsible for the defence of these proceedings. CAT and MRC contested the jurisdiction of the Hague Court and intend to defend both these proceedings vigorously. CAT cannot assure investors as to the outcome of this litigation.

Summary of significant differences between UK GAAP followed by the Group and US GAAP

The Group's consolidated financial statements have been prepared under UK GAAP, which differ in certain respects from US GAAP. The principal differences between the Group's accounting policies under UK GAAP are set out below.

Reconciliation of net loss from UK GAAP to US GAAP

Based on the differences detailed below, the following table shows the reconciliation of the Group's net loss for the periods ended March 31, 2000 and March 31, 2001..

------------------------------------------------------------------------------------------
                                                              6 months ended 31 March

                                                                          2001       2000

                                                                   (pound),000 (pound)'000
------------------------------------------------------------------------------------------
Net loss as reported under UK GAAP                                        (924)     (2,101)

Adjustments for:

Compensation costs under variable plan accounting for        (a)        (6,417)     (7,690)
stock options

Amortisation of intangibles                                  (b)            (8)         (8)

Revenue recognition under SAB 101                            (c)        (3,016)     (2,970)

Accounting for National Insurance on stock options           (e)          (159)        885

Reclassification of share issue expenses                     (f)          (202)       (236)
-------------------------------------------------------------------------------------------
Net loss as reported under US GAAP                                     (10,726)    (12,120)
-------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                     (3)          -
-------------------------------------------------------------------------------------------
Comprehensive loss under US GAAP                                       (10,729)    (12,120)
-------------------------------------------------------------------------------------------

Reconciliation of shareholders' equity from UK GAAP to US GAAP.

-------------------------------------------------------------------------------------------
                                                                  6 months ended 31 March

                                                                          2001        2000

                                                                   (pound)'000 (pound)'000
-------------------------------------------------------------------------------------------
Shareholders' equity as reported under UK GAAP                         173,151      37,748

Patents                                                  (b)               151         167

Deferred income                                          (c)           (12,829)     (8,315)

Other assets                                             (c)                 -       1,879

Accrual for National Insurance liability                 (e)               364         885
-------------------------------------------------------------------------------------------
Shareholders' equity as reported under US GAAP                         160,837      32,364
-------------------------------------------------------------------------------------------

Reconciliation of Movement in Shareholders' Equity under US GAAP

----------------------------------------------------------------------------------------
                                         Called up share capital        Share
                                          ---------------------                                             Total share-
                                          Number       Share           premium       Other      Accumulated    holders
                                         of shares     value           account      reserve        loss        equity
                                                    (pound)'000      (pound)'000  (pound)'000   (pound)'000  (pound)'000
------------------------------------------------------------------------------------------------------------------------
Balance, 30 September 2000               34,770,438       3,477         187,274        13,492       (52,889)     151,354

Shares issued for cash                      610,418          61          13,734             -             -       13,795

Share based compensation                          -           -           6,417             -             -        6,417

Loss for the period under US                      -           -               -             -       (10,726)     (10,729)

GAAP

Loss on foreign exchange                                                                                (3)
------------------------------------------------------------------------------------------------------------------------
Balance, 31 March 2001                   35,380,856       3,538         207,425        13,492      (63,618)      160,837
------------------------------------------------------------------------------------------------------------------------

(a) Compensation costs under variable plan accounting for stock options. CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board
(APB) Opinion 25, Accounting for Stock Issued to Employees, the Company is required to follow variable plan accounting for these grants. The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is recorded in total when the target is achieved based on the difference between the market value and exercise price at that date. The targets were first achieved in the year ended September 30, 2000.

There is no tax effect related to the adjustments in respect of stock options.

Accounting for equity instruments issued to third party for services supplied. CAT has granted stock options in earlier years to third parties in exchange for services. Under UK GAAP, there is no accounting for these grants. Under US GAAP, Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, CAT is required to fair value the share options granted, and recognise this as a charge against earnings. The share options were granted unconditionally to third parties for services supplied; accordingly the expense is measured and recorded at the date of grant.

As a consequence, under US GAAP, CAT would have recorded a charge in earlier years in relation to this item, with an offsetting entry to "Other reserves", so that overall Shareholders' Equity remains unchanged.

(b) Accounting for the acquisition of Aptein Inc. On 15 July 1998 the Company acquired Aptein Inc. ("Aptein") for total consideration of US$11 million. $6 million was paid on completion of the deal and $5 million was deferred, payable subject to the achievement of certain conditions.

The first tranche of the consideration was paid by the issue of 1.29 million shares in the Company. The second tranche was to be paid by the issue of up to
1.08 million shares. The fair value of the total consideration was (pound)5,436,000 comprising the fair value of shares issued and issuable of (pound)5,283,000 and settlement of a liability of (pound)153,000. The fair value of the shares reflected the prevailing market price of the shares at the date of closing.

In June 1999, the condition for the payment of the deferred consideration having been met, the second tranche of shares were issued. The fair value of that consideration when paid reflected the prevailing market price of the shares.

Under UK GAAP, in accordance with Financial Reporting Standard Number 7, the fair value of the deferred consideration is recognised immediately and the fair value of the contingent consideration is reported as part of shareholders' funds as "shares to be issued". Any difference between the initial estimate of the contingent consideration and the actual amount paid is recorded as an adjustment to the purchase price when made.

Under US GAAP, Accounting Principles Board (APB) Opinion 16, Accounting for Business Combinations, the Company is required not to account for the contingent consideration until such time as the contingency is resolved.

(c) Revenue Recognition. Under UK GAAP, revenues are recognised when receivable unless there are specific reasons for income to be deferred and recognised over a longer period. For US GAAP purposes, the Company has adopted Staff Accounting Bulletin 101 ("SAB101"), "Revenue Recognition in Financial Statements", which was issued by the Securities and Exchange Commission ("SEC") in December 1999. Under US GAAP revenue is recognised when:

 .    there is persuasive evidence of an arrangement;
 .    delivery of products has occurred or services have been rendered;
 .    the seller's price to the buyer is fixed or determinable; and
 .    collectibility is reasonably assured.

The principal revenue streams and their treatment under both UK GAAP and US GAAP are discussed below.

Licence Fees. In accordance with UK GAAP and standard practice in the U.K. biotechnology industry, licence fees are recognized when paid if such payments are nonrefundable. If licence arrangements involve CAT performing certain research and development activities in association with the grant of the license, and the licence fee is creditable against services to be rendered by the company, the licence fee is deferred and recognized over the period the services are rendered.

Under US GAAP, the licence fees are not considered to be separable from the associated research and development activities, even where such fees are nonrefundable and not creditable against research and development services to be rendered. License fees are thus deferred and recognised over the period of the licence term or the period of the associated research and development agreement. In circumstances where licences are not for a defined period, revenues are deferred and recognized over the period to the expiration of the relevant patent to which the licence relates.

Under US GAAP, where licencing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple elements arrangement and therefore fair values are ascribed to the two elements of the arrangement. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded in the income statement as a reduction in or increase to licence revenues.

Full Time Equivalent Funding. CAT engages its scientific staff to conduct research and development on behalf of corporate partners. Such services are contracted on the basis of a number of Full Time Equivalents ("FTEs") and are charged out at an annual rate per FTE.

Under both UK GAAP and US GAAP, revenues derived from FTE funding are recognised over the period CAT undertakes the FTE services.

Technical Milestones. During the term of certain research and development agreements, CAT receives non-refundable milestones when it achieves certain technical targets, such as the delivery of a lineage of an antibody to a corporate partner.

Under UK GAAP, revenues from technical milestones are recognised when paid as this is deemed to reflect the effort expended in achieving those milestones.

Under US GAAP, revenues are recognised using the percentage completion method of accounting subject to the maximum revenues recognized being limited to the aggregate amount of milestone payments received. The percentage completion is determined by reference to the number of hours incurred to date compared to the total estimated hours over the term of the agreement. No cumulative catch up is applied to these milestones.

Clinical Milestones. Clinical milestones arise when CAT has a licencing and/or a research and development arrangement with a corporate partner. As a corporate partner undertakes clinical trials on a relevant product with a view to ultimately commercialising the product, CAT is entitled to receive nonrefundable milestones as the product progresses through the various stages of clinical trials and product approval processes.

Under both UK GAAP and US GAAP, the clinical milestones are recognised when received. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period which the royalties are anticipated to be received.

Royalty income. Royalty income is accounted for when receivable under both UK GAAP and US GAAP. CAT has realized minimal royalty revenues in the six months ended 31 March 1999 and 2000. Under the agreement with DRC the Company received an amount of (pound)1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where those equity issues form part of a commercial collaboration. The (pound)1.5 million has been deferred and is being amortised over the period to 2010.

Under the agreement with Drug Royalty Corporation ("DRC") the Company received an amount of (pound)1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where those equity issues form part of a commercial collaboration. The (pound)1.5 million has been deferred and is being amortised over the period to 2010.

(d) Foreign currency translation. Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used. Since the group's overseas subsidiaries are currently insignificant, there are no material adjustments arising as a result of this difference.

    (e) Accounting for National Insurance on share options. Under UK GAAP the company has accounted for a potential liability to National Insurance on employee share options. The provision is being made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. In the interim statement for the six months ended 31 March 2000 the provision was calculated in accordance with draft accounting guidance which indicated that a full provision for the total potential liability be made at each period end.

    Under US GAAP, Emerging Issues Task Force (EITF) Issue 00-16 "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation", no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises.

    (f) Share issue expense. Under the agreement with Drug Royalty Corporation ("DRC") the Group received an amount of (Pounds) 1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where those equity issues form part of a commercial collaboration. Under UK GAAP amounts paid to DRC as a result of our equity issuance are accounted for as a share issuance expense since they are considered directly related to the share issuance. Under US GAAP, certain payments made to third parties in relation to share issuances have been reclassified to the profit and loss account from the share premium account. These payments relate to the agreement between the Company and DRC made in 1994 where the Company is liable to make payments to DRC on certain revenue and share issuance items.

    (g) Taxation. Under UK GAAP, deferred taxation is recorded using the partial liability method on all timing differences to the extent that it is considered probable that the liabilities will crystallise in the foreseeable future. Net deferred tax assets are not recognised unless their recovery is assured beyond reasonable doubt.

    Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

    As at 31 March 2001 and 2000, CAT has approximately (pound)37 million and (pound)34 million respectively of cumulative tax losses. These losses are treated as a deferred tax asset for accounting purposes.

    In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be realised.

    No tax effect has been recognised in the reconciliation of net loss from UK GAAP to US GAAP in respect of the differences arising in respect of those items, as the timing differences arising are offset in full by the unrecognised tax losses carried forward.

    (h) Loss per share under US GAAP. Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards (SFAS) No. 128 Earnings per Share. Under SFAS No 128 basic net loss per ordinary share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company's potential ordinary share equivalents are antidilutive. Under UK GAAP the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

----------------------------------------------------------------------------------------------------
                                                                            6 months ended 31 March

                                                                                2001           2000
----------------------------------------------------------------------------------------------------
Basic and diluted net loss per ordinary share ((pound))                        (0.31)         (0.46)

Shares used in computing net loss per ordinary share (number)             35,209,153     26,285,300

Antidilutive securities, not included above (number)                       1,208,195      1,156,543

Antidilutive securities represent stock options outstanding which have not been include in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Consolidated statement of cash flows. The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95 Statement of Cash Flows. These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short-term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents under US GAAP to the extent that the amount involved have a maturity of less than three months are convertible into known amounts of cash. Summary statements of cash flow presented under US GAAP are given below:

---------------------------------------------------------------------------------------------------------
                                                                                6 months ended 31 March

                                                                                       2001         2000

                                                                               (pounds)'000 (pounds)'000
---------------------------------------------------------------------------------------------------------
Net cash provided/(used in) by operating activities                                 (1,655)        5,184

Net cash (used in)/provided by investing activities                                (55,958)        5,314

Net cash provided by financing activities                                           15,044         7,940

Effects of exchange rate changes on cash and cash equivalents                            1             4
---------------------------------------------------------------------------------------------------------

(Decrease) /increase in cash and cash equivalents                                  (42,568)       18,442
---------------------------------------------------------------------------------------------------------

Beginning cash and cash equivalents                                                107,782         7,576
---------------------------------------------------------------------------------------------------------

Ending cash and cash equivalents                                                    65,214        26,018
---------------------------------------------------------------------------------------------------------

Recently issued accounting pronouncements In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issues SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statements No. 133" which amended SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or October 1, 2000 for our statement of operations). In the opinion of management, this statement is not expected to have a material impact on the financial condition or results of our operations, since the Company has not entered into any significant derivative instructions.

On November 30, 2000, the Accounting Standards Board (ASB) issued Financial Reporting Standard (FRS) 17, "Retirement Benefits", which provides guidance on the accounting treatment of certain pension arrangements. The results of the Company's operations will not be materially affected by this new accounting standard.

The ASB issued FRS 18 "Accounting Policies" on December 7, 2000. The principle requirements of FRS 18 are of increased disclosure of compliance with certain UK financial reporting standards and conventions. The adoption of this standard will not materially affect the reporting of the Company's results.

On 7 December, 2000 the ASB issued FRS 19 "Deferred Taxation". FRS 19 requires full provisioning for deferred tax. The Company currently has significant losses brought forward available for offset against future taxable profits which will thus reduce any deferred tax liability. As such, the adoption of this standard is not expected to materially affect the reported results of the Company.